UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 23, 2022

PRIMAVERA CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39915	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41/F Gloucester Tower, 15 Queen’s Road Central Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 3767 5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PV WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	PV.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement

The Business Combination Agreement

On March 23, 2022, Primavera Capital Acquisition Corporation, a Cayman Islands exempted company (“PCAC”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”) by and among (i) PCAC, (ii) Lanvin Group Holdings Limited, a Cayman Islands exempted company (“PubCo”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company (“FFG”).

The BCA and the transaction contemplated thereby were unanimously approved by the board of directors of each of PCAC and FFG.

Pursuant to the BCA, on the closing of the Business Combination (as defined below) (the “Closing” and the date on which the Closing actually occurs, the “Closing Date”) and in sequential order, (i) the Forward Purchase Subscriptions (as defined below) will be consummated immediately prior to the completion of the Initial Merger or otherwise in accordance with the terms thereof, (ii) PCAC will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving entity in the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), (iii) Merger Sub 2 will merge with and into FFG, with FFG as the surviving entity in the merger (such surviving entity, the “Surviving Company”), and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Second Merger”), (iv) the PIPE Investment (as defined below) shall be consummated immediately following the completion of the Initial Merger and the Second Merger, and (v) Merger Sub 1 will merge with and into the Surviving Company, with the Surviving Company as the surviving entity in the merger (the “Third Merger”). The Forward Purchase Subscriptions, the Initial Merger, the Second Merger, the PIPE Investment, the Third Merger, and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination.”

The Business Combination

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Initial Merger, (i) each PCAC unit will (to the extent not already separated) be automatically severed and the holder thereof will be deemed to hold one PCAC Class A ordinary share and one-half of a PCAC warrant, (ii) immediately following the separation of each PCAC unit, each issued and outstanding PCAC Class A ordinary share (but excluding (x) all of the PCAC Class A ordinary shares that will be redeemed pursuant to the election of eligible holders thereof in accordance with PCAC’s organizational documents in connection with the transactions contemplated by the BCA (the “PCAC Shareholder Redemption”), and (y) all of the PCAC Class A ordinary shares that may have been issued upon the exercise of any PCAC warrants or in connection with the Private Placements (as defined below), the “Eligible PCAC Shares”) will automatically be converted into the right to receive a number of newly issued PubCo ordinary shares equal to (x) the sum of the aggregate number of Eligible PCAC Shares and 3,600,000, divided by (y) the aggregate number of Eligible PCAC Shares, subject to rounding, (iii) each (x) PCAC Class A ordinary share other than the Eligible PCAC Shares and (y) PCAC Class B ordinary share issued and outstanding will automatically be converted into the right to receive one newly issued PubCo ordinary share, (iv) each issued and outstanding PCAC warrant will be assumed by PubCo and converted into a warrant to purchase one PubCo ordinary share and (v) the issued and outstanding share in the capital of Merger Sub 1 will continue existing and constitute the only issued and outstanding share in the capital of Merger Sub 1.

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Second Merger, (i) each issued and outstanding FFG ordinary share, FFG non-voting ordinary share and FFG preferred share (other than any Company Dissenting Shares (as defined in the BCA), collectively, “Company Shares”) will automatically be converted into the right to receive such number of newly issued PubCo ordinary shares that is equal to the Company Exchange Ratio, subject to rounding, and (ii) the issued and outstanding share in the capital of Merger Sub 2 will automatically be converted into one ordinary share of the Surviving Company, which ordinary share will constitute the only issued and outstanding share in the share capital of the Surviving Company. The “Company Exchange Ratio” is a number determined by dividing the price per Company Share (i.e. US$3.365773) by US$10.00.

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Third Merger, (i) the issued and outstanding ordinary share of the Surviving Company will be cancelled and cease to exist by virtue of the Third Merger, and (ii) the issued and outstanding share in the capital of Merger Sub 1 will automatically be converted into one ordinary share of the Surviving Company, which ordinary share will constitute the only issued and outstanding share in the share capital of the Surviving Company.

The Business Combination is expected to close in the second half of 2022, following the receipt of the required approvals by PCAC’s shareholders and the fulfillment of other closing conditions.

Representations and Warranties; Covenants

The BCA contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The representations and warranties of the parties contained in the BCA will terminate and be of no further force and effect as of the closing of the Business Combination.

PubCo has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, PubCo board of directors will consist of seven (7) directors. Primavera Capital Acquisition LLC (the “Sponsor”) will have the right to designate one (1) member of PubCo board of directors.

Conditions to Each Party’s Obligations

The obligation of PCAC, FFG, Merger Subs and PubCo to consummate the Business Combination is subject to certain closing conditions, including, among others: (i) required approval of PCAC’s shareholders, (ii) required approval of FFG’s shareholders, (iii) waiting period or periods (including any extension thereof) applicable to the consummation of the transactions contemplated by the BCA under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) shall have been terminated or expired, (iv) the registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) becoming effective, (v) approval for PubCo’s listing application and listing of PubCo ordinary shares to be issued in connection with the Business Combination, (vi) the absence of any order, mandate or other legal prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction which has the effect of making the Business Combination illegal or which otherwise prevents or prohibits consummation of the Business Combination, and (vii) PubCo having at least $5,000,001 of net tangible assets.

In addition, the obligations of PubCo, FFG and Merger Subs to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the sum of (i) the amount of cash and cash equivalents held in PCAC’s trust account (the “Trust Account”) (after giving effect to PCAC Shareholder Redemptions), plus (ii) the aggregate amount of proceeds of the Private Placement actually received by PubCo or PCAC prior to or substantially concurrently with the Closing, plus (iii) as of immediately prior to the Closing, the amount of cash and cash equivalents held by PCAC without restriction outside of the Trust Account and any interest earned on the amount of cash held inside the Trust Account (in each case of (i), (ii) and (iii), prior to payment of transaction expenses) being no less than US$350,000,000 and no SPAC Material Adverse Effect (as defined in the BCA) having occurred.

The obligation of PCAC to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, no Company Material Adverse Effect (as defined in the BCA) having occurred.

Termination

The BCA may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of PCAC and FFG, (ii) by either PCAC or FFG if any governmental authority shall have enacted, issued, promulgated, enforced or entered any order which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination, (iii) by either PCAC or FFG if certain required approvals are not obtained from PCAC shareholders after the conclusion of a meeting of PCAC’s shareholders duly convened therefor, (iv) subject to certain limited exceptions, by either PCAC or FFG if the Business Combination is not consummated on or prior to the date falling nine (9) months from the date of the BCA or such other date as mutually agreed in writing by FFG and PCAC, (v) by PCAC if certain required approvals are not obtained from FFG shareholders within 10 business days after the Registration Statement became effective, (vi) by PCAC if FFG, PubCo or Merger Subs are in material breach of their respective warranties or obligations that would render any of the conditions to obligations of PCAC incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods, (vii) by FFG if PCAC is in material breach of its warranties or obligations that would render any of the conditions to obligations of FFG, PubCo and Merger Subs incapable of being satisfied on the date of Closing and such breach is not cured or cannot be cured within certain specified time periods, and (viii) by either FFG or PCAC if there shall have occurred a SPAC Material Adverse Effect after the SPAC Accounts Date (as defined in the BCA) (in the case of a termination by FFG) or a Company Material Adverse Effect after the Company Accounts Date (as defined in the BCA) (in the case of a termination by PCAC).

If the BCA is validly terminated, none of the parties to the BCA will have any liability or any further obligation under the BCA, except in the case of any willful and material breach of the BCA and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the BCA and the transactions contemplated thereby, including the Business Combination, does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of the BCA or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The BCA has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about PCAC, FFG, PubCo or any other party to the BCA. In particular, the representations, warranties, covenants and agreements contained in the BCA may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the BCA. In addition, the representations, warranties, covenants and agreements and other terms of the BCA may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the BCA, which subsequent information may or may not be fully reflected in PCAC’s public disclosures.

Related Agreements

PIPE Investment

Concurrently with the execution of the BCA, PCAC and PubCo entered into Subscription Agreements with certain investors (collectively, the “PIPE Investors”) (the “PIPE Subscription Agreements”), pursuant to which, among other things, such PIPE Investors agreed to subscribe for and purchase and PubCo agreed to issue and sell to such PIPE Investors, certain PubCo ordinary shares (the “PIPE Investment”, and together with the investments to be made by each of Aspex Master Fund and Sky Venture Partners L.P. in accordance with the relevant Forward Purchase Agreement, dated January 5, 2021 and January 4, 2021, respectively, by and among such forward purchase investor, PCAC and the Sponsor (the “Forward Purchase Subscriptions”), the “Private Placement”). The closing of the PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination and related transactions.

In connection with the PIPE Investment, PubCo will grant the PIPE Investors certain customary registration rights. PubCo ordinary shares to be issued pursuant to the PIPE Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the availability of an exemption from such registration.

A copy of the form of PIPE Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the PIPE Subscription Agreements and the PIPE Investment is qualified in its entirety by reference thereto.

Sponsor Support Deed

Concurrently with the execution of the BCA, PCAC, PubCo, the Sponsor, certain other holder of Class B ordinary shares of PCAC (the “Other Class B Shareholders”) and FFG entered into the Sponsor Support Deed (the “Sponsor Support Deed”), pursuant to which the Sponsor and such Other Class B Shareholders agreed to, among other things, (i) vote all of their ordinary shares and preferred shares of PCAC held of record or thereafter acquired in favor of the BCA and the transactions contemplated thereby, (ii) be bound by certain covenants and agreements in the Business Combination Agreement, including non-solicitation and (iii) be bound by certain transfer restrictions with respect to their shares of PCAC, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Deed, and pursuant to which the Sponsor also agreed to, immediately prior to the consummation of the Initial Merger, irrevocably forfeit and surrender certain Class B ordinary shares of PCAC to PCAC for nil consideration.

A copy of the Sponsor Support Deed is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Deed is qualified in its entirety by reference thereto.

Shareholder Support Deed

Concurrently with the execution of the BCA, PCAC, PubCo, FFG and certain existing shareholders of FFG entered into a Shareholder Support Deed (the “FFG Shareholder Support Deed”), pursuant to which such existing shareholders of FFG have agreed to, among other things, (i) vote all of their ordinary shares and preferred shares of FFG held of record or thereafter acquired in favor of the BCA and the transactions contemplated thereby, (ii) be bound by certain covenants and agreements in the Business Combination Agreement, including non-solicitation and (iii) be bound by certain transfer restrictions with respect to their shares of FFG, in each case on the terms and subject to the conditions set forth in the FFG Shareholder Support Deed, and pursuant to which Fosun Fashion Holdings (Cayman) Limited also agreed to, immediately prior to the consummation of the Second Merger, irrevocably forfeit and surrender certain ordinary shares of FFG to FFG for nil consideration.

A copy of the FFG Shareholder Support Deed is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the FFG Shareholder Support Deed is qualified in its entirety by reference thereto.

Lock-Up Agreement

Concurrently with the execution of the BCA, PubCo, PCAC, certain existing shareholders of FFG, the Sponsor and the Other Class B Shareholders entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which (i) Sponsor, the Other Class B Shareholders, Fosun International Limited (“Fosun”) and its affiliates, and their respective permitted transferees agreed not to sell, transfer or otherwise dispose of any Lock-Up Securities (as defined below) owned by them from the Closing until the earliest of (x) the date that is 12 months after the Closing Date; (y) the date on which PubCo completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo ordinary shares for cash, securities or other property (a “Liquidation Event Date”) and (z) if the last reported sale price of PubCo ordinary shares equals or exceeds US$12.00 per share (as adjusted for share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (ii) such existing shareholders of FFG and their respective permitted transferees (other than Fosun, its affiliates and permitted transferees) agreed not to sell, transfer or otherwise dispose of any Lock-Up Securities (as defined below) owned by them from the Closing until the earlier of (x) the date that is 180 days after the Closing Date and (y) the Liquidation Event Date. The “Lock-Up Securities” (i) with respect to any of the Sponsor, the Other Class B Shareholders and their respective permitted transferees, are PubCo ordinary shares and the PubCo warrants (or PubCo ordinary shares issued or issuable upon the conversion or exercise of the PubCo warrants) held by such person immediately following the Closing (other than PubCo ordinary shares acquired pursuant to the Private Placement or in the public market), and (ii) with respect to any of the existing shareholders of FFG and their respective permitted transferees, are (A) PubCo ordinary shares held by such person immediately following the Closing (other than PubCo ordinary shares acquired pursuant to the Private Placement or in the public market) and (B) PubCo ordinary shares issued to directors and officers of PubCo upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing.

A copy of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Investor Rights Agreement

Concurrently with the execution of the BCA, PubCo, PCAC, FFG, the Sponsor and certain existing shareholders of FFG entered into the Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) PubCo agreed to register for resale, pursuant to Rule 415 under the Securities Act, within certain period after the Closing Date, certain PubCo ordinary shares and other equity securities of PubCo held by certain parties from time to time, (ii) the Sponsor and such existing shareholders of FFG will be granted certain registration rights with respect to their respective PubCo ordinary shares, in each case, on the terms and subject to the conditions set forth in the Investor Rights Agreement, and (iii) PubCo agreed that its board of directors shall initially consist of seven (7) directors, with the Sponsor having the right to appoint and remove one (1) individual to serve as a director and the remaining directors nominated by the nominating committee of the board of directors of PubCo in consultation with the Sponsor and in accordance with the nominating committee’s policies and procedures.

A copy of the Investor Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description of the Investor Rights Agreement is qualified in its entirety by reference thereto.

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the BCA, PubCo, PCAC and Continental Stock Transfer & Trust Company entered into an amendment and restatement (the “Assignment, Assumption and Amendment Agreement”) of that certain Warrant Agreement, dated January 21, 2021, by and between PCAC and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, effective as of the effective time of the Initial Merger, PCAC will agree to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo.

A copy of the Assignment, Assumption and Amendment Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and the foregoing description of the Assignment, Assumption and Amendment Agreement is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. PubCo ordinary shares to be offered and sold in connection with the Private Placement have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure

On March 23, 2022, PCAC and FFG issued a press release announcing their entry into the BCA. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein. Additionally, furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that PCAC and FFG prepared for use in connection with the announcement of the Business Combination and furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the transcript of a recorded webcast by PCAC and FFG to discuss the transactions contemplated by the Business Combination Agreement described above.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This communication including the description of the transactions, agreements, and other information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the FFG, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the FFG and PCAC, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of PCAC or the FFG is not obtained; the risk that the business combination disrupts current plans and operations of PCAC or the FFG as a result of the announcement and consummation of the Business Combination; the ability of the FFG to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to the FFG; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the FFG’s business; FFG’s ability to implement its business strategy; FFG’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FFG’s business, FFG’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FFG’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FFG’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FFG’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FFG’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, the proxy statement/consent solicitation statement/prospectus discussed below, PCAC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor FFG presently knows, or that PCAC or FFG currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and FFG’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or FFG’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and FFG anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, PCAC and FFG may elect to update these forward-looking statements at some point in the future, PubCo, PCAC and FFG specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FFG nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or FFG’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FFG and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FFG, PCAC or any other entity.

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics

Certain financial information and data contained in this communication is unaudited.

Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This communication includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. FFG believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about FFG. FFG’s management uses forward looking non-IFRS measures to evaluate FFG’s projected financial and operating performance. FFG believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing FFG’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors.

However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore FFG’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. FFG does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in FFG’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by FFG about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, FFG presents non-IFRS financial measures in connection with IFRS results.

Important Additional Information

This communication relates to a proposed Business Combination between FFG and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of PCAC for their consideration.

PubCo intends to file a Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to PCAC’s shareholders in connection with PCAC’s solicitation for proxies for the vote by PCAC’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FFG’s shareholders in connection with the completion of the proposed Business Combination. PCAC and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, PCAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the Business Combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, PubCo, FFG and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, PubCo and FFG and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in PCAC’s final prospectus filed with the SEC on January 25, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited, Lanvin Group Heritage II Limited, and Fosun Fashion Group (Cayman) Limited.

10.1	Form of PIPE Subscription Agreement.

10.2	Sponsor Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto.

10.3	FFG Shareholder Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto.

10.4	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto.

10.5	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto.

10.6	Assignment, Assumption and Amendment Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, and Continental Stock Transfer & Trust Company.

99.1	Joint Press Release, dated as of March 23, 2022.

99.2	Investor Presentation, dated as of March 23, 2022.

99.3	Transcript from Webcast, dated as of March 23, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 23, 2022

/s/ Tong Chen
Tong Chen
Chief Executive Officer and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

PRIMAVERA CAPITAL ACQUISITION CORPORATION,

FOSUN FASHION GROUP (CAYMAN) LIMITED,

LANVIN GROUP HOLDINGS LIMITED 复朗集团,

LANVIN GROUP HERITAGE I LIMITED

and

LANVIN GROUP HERITAGE II LIMITED

dated as of March 23, 2022

i

Table of Contents

(Cont’d)

ii

Table of Contents

(Cont’d)

Exhibits

Exhibit A	Form of PIPE Subscription Agreement

Exhibit B	Form of Sponsor Support Deed

Exhibit C	Form of Shareholder Support Deed

Exhibit D	Form of Lock-Up Agreement

Exhibit E	Form of Investor Rights Agreement

Exhibit F	Form of Assignment, Assumption and Amendment Agreement

Exhibit G-1	Form of Plan of Initial Merger

Exhibit G-2	Form of Plan of Second Merger

Exhibit G-3	Form of Plan of Third Merger

Exhibit H	Form of Articles of Surviving Company

Exhibit I	Form of PubCo Articles

Exhibit J	Form of Instrument of Transfer

Schedules

Schedule I	SPAC Disclosure Letter

Schedule II	Company Disclosure Letter

iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of March 23, 2022 (this “Agreement”), is made and entered into by and among (i) Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”), (ii) Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), (iii) Lanvin Group Holdings Limited 复朗集团, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“PubCo”), (iv) Lanvin Group Heritage I Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”) and (v) Lanvin Group Heritage II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”). SPAC, the Company, PubCo, Merger Sub 1 and Merger Sub 2 are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo is a newly formed entity, wholly-owned by Fosun Fashion Holdings (Cayman) Limited, a shareholder of the Company (the “Initial PubCo Holder”), and was formed for the purpose of participating in the transactions contemplated hereby and becoming the publicly traded holding company for the Surviving Company (as defined below);

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is an exempted company incorporated with limited liability under the laws of the Cayman Islands, is wholly-owned by PubCo, and was formed for the purpose of effectuating the Mergers;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) the Initial PubCo Holder will transfer the PubCo Shares (as defined below) to Primavera Capital Acquisition LLC (“Sponsor”), (b) the Forward Purchase Subscriptions (as defined below) shall be consummated immediately prior to the completion of the Initial Merger or otherwise in accordance with the terms of the Forward Purchase Agreements, (c) Merger Sub 1 will merge with and into SPAC (the “Initial Merger”), with Merger Sub 1 being the surviving entity, (d) immediately following the Initial Merger, Merger Sub 2 will merge with and into the Company (the “Second Merger”), with the Company being the surviving entity and a wholly-owned subsidiary of PubCo (the Company is hereinafter referred to for the periods from and after the Second Merger Effective Time (as defined below) as the “Surviving Company”), (e) the PIPE Investment (as defined below) shall be consummated immediately following the completion of the Initial Merger and the Second Merger, and (e) immediately following the PIPE Investment, Merger Sub 1 will merge with and into the Surviving Company (the “Third Merger”, and together with the Initial Merger and the Second Merger, the “Mergers”), with the Surviving Company being the surviving entity, each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions (including Part XVI) of the Companies Act (as amended) of the Cayman Islands (the “Cayman Act”);

WHEREAS, pursuant to certain Forward Purchase Agreements (as defined below) as of the date hereof, (a) Aspex Master Fund (“Aspex”) has agreed to purchase 4,000,000 SPAC Class A Ordinary Shares (as defined below) and 1,000,000 SPAC Warrants (as defined below) for an aggregate price equal to US$40,000,000, and (b) Sky Venture Partners L.P. (“Sky Venture”, together with Aspex, the “Forward Purchase Investors”) has agreed to purchase 4,000,000 SPAC Class A Ordinary Shares and 1,000,000 SPAC Warrants for an aggregate price equal to US$40,000,000, in each case of clauses (a) and (b), in accordance with the terms therein (the purchases pursuant to the Forward Purchase Agreements, the “Forward Purchase Subscriptions”);

WHEREAS, on or before the date of this Agreement, certain investors (the “Initial PIPE Investors”, together with the Additional PIPE Investors (as defined below), the “PIPE Investors”, and, collectively with the Forward Purchase Investors, the “Private Placement Investors”) have agreed to purchase certain PubCo Ordinary Shares immediately following the completion of the Initial Merger and the Second Merger, in each case, pursuant to subscription agreements substantially in the form attached hereto as Exhibit A-2 (the “Initial PIPE Subscription Agreements” and, together with the Additional PIPE Subscription Agreements (as defined below), the “PIPE Subscription Agreements”, and together with the Forward Purchase Agreements, the “Private Placement Agreements”);

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that (i) the Initial Merger, together with the election described in the second sentence of Section 8.5(a) will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code, (ii) the Second Merger, will qualify as a “reorganization” under Section 368(a)(1) of the Code or an exchange under Section 351 of the Code, (iii) taken together, the PIPE Investment and the Second Merger will qualify as an exchange under Section 351 of the Code or a contribution to capital, and (iv) the Third Merger (as defined below) will qualify as an exchange under Section 351 of the Code and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company, PubCo, Sponsor and certain other parties have entered into a Sponsor Support Deed in the form attached hereto as Exhibit B (the “Sponsor Support Deed”), pursuant to which, among other things, (i) each Sponsor Party (as defined therein) agrees (a) to vote in favor of the SPAC Shareholders Approval (as defined below), (b) to vote against any proposals that would impede the Transactions (as defined below), (c) to waive the anti-dilution rights of the SPAC Class B Ordinary Shares held by such Sponsor Party under the SPAC Articles (as defined below), (d) not to redeem any SPAC Shares (as defined below) held by such Sponsor Party, and (e) not to transfer any SPAC Securities (as defined below) held by such Sponsor Party; and (ii) the Sponsor agrees to surrender certain SPAC Class B Ordinary Shares to SPAC for nil consideration, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Deed;

WHEREAS, concurrently with after the execution and delivery of this Agreement, SPAC, the Company, PubCo and certain Company Shareholders (as defined below) entitled to vote on or give consent to the Company Shareholders Approval have entered into a Shareholder Support Deed in the form attached hereto as Exhibit C (the “Shareholder Support Deed”), pursuant to which, among other things, (i) each such Company Shareholder agrees (a) to vote in favor of the Company Shareholders Approval (as defined below), (b) to vote against any proposals that would impede the Transactions, and (c) not to transfer any Company Shares (as defined below) held by such Company Shareholder, and (ii) the Initial PubCo Holder agrees to surrender certain Company Shares to the Company for nil consideration, in each case, on the terms and subject to the conditions set forth in the Shareholder Support Deed;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, certain Sponsor Parties and certain Company Shareholders have entered into a lock-up agreement in the form attached hereto as Exhibit D (collectively, the “Lock-Up Agreement”), pursuant to which, among other things, the relevant Sponsor Parties and Company Shareholders agree to not sell, for the period specified in the Lock-Up Agreements, certain PubCo Ordinary Shares such Sponsor Parties or Company Shareholders (as applicable) will receive in the Mergers, on the terms and subject to the conditions set forth in the Lock-Up Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, SPAC and Continental Stock Transfer & Trust Company as the warrant agent (in such capacity, the “Warrant Agent”) have entered into an assignment, assumption and amendment agreement in the form attached hereto as Exhibit F (the “Assignment, Assumption and Amendment Agreement”), pursuant to which SPAC assigns to PubCo all of its rights, interests, and obligations in and under the Warrant Agreement (as defined below), which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Merger Effective Time, one whole PubCo Ordinary Share;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, SPAC, certain Sponsor Parties and certain Company Shareholders have entered into a registration rights agreement in the form attached hereto as Exhibit E (the “Investor Rights Agreement”), pursuant to which, among other things, (a) PubCo commits to, within thirty (30) days after the Closing, file a resale shelf registration statement on Form F-1 that includes the PubCo Ordinary Shares the relevant Sponsor Parties or Company Shareholders will receive in the Mergers; and (b) the Registration Rights Agreement, dated as of January 21, 2021, by and between SPAC and Sponsor, will be terminated as of the Closing;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that it is fair to, advisable for and in the best interests of SPAC and the SPAC Shareholders (as defined below) to enter into this Agreement and to consummate the Mergers and the other Transactions, (ii) approved this Agreement and the other Transaction Documents (as defined below), the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Mergers and the other Transactions, and (iii) determined to recommend to the SPAC Shareholders the approval and adoption of this Agreement, the Plan of Initial Merger, the other Transaction Documents, the Mergers and the other Transactions;

WHEREAS, each of the board of directors of PubCo (the “PubCo Board”), the board of directors of Merger Sub 1 and the board of directors of Merger Sub 2 has (i) determined that it is fair to, advisable for and in the best interests of PubCo, Merger Sub 1, Merger Sub 2 and their respective shareholders, as applicable, to enter into this Agreement and to consummate the Mergers and the other Transactions, and (ii) approved this Agreement and the other Transaction Documents, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Mergers and the other Transactions. PubCo, (A) as the sole shareholder of Merger Sub 1, has adopted a special written resolution approving this Agreement, the Plan of Initial Merger, the Plan of Third Merger and the Transactions, (B) as the sole shareholder of Merger Sub 2, has adopted a special written resolution approving this Agreement, the Plan of Second Merger and the Transactions, and (C) as the sole shareholder of the Company immediately prior to the consummation of the Third Merger, has adopted a special written resolution approving this Agreement, the Plan of Third Merger and the Transactions;

WHEREAS, prior to Closing, PubCo shall adopt the PubCo Articles with effect at the Initial Merger Effective Time in the form attached hereto as Exhibit I, which shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Act; and

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that it is fair to, advisable for and in the best interests of the Company and the Company Shareholders to enter into this Agreement and to consummate the Mergers and the other Transactions, (ii) approved, in accordance with the Company Articles, this Agreement and the other Transaction Documents, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Mergers and the other Transactions, and (iii) determined to recommend to the Company Shareholders the approval and adoption of the amendment of the Company Articles in accordance with Section 6.1(a), this Agreement, the Plan of Second Merger, the other Transaction Documents, the Mergers and the other Transactions and the approval of the amendment of the Company Articles in accordance with Section 6.1(a).

NOW, THEREFORE, in consideration of the foregoing and the respective warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to SPAC, than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting SPAC from satisfying its obligations under this Agreement.

“Action” means any charge, claim, action, complaint, petition, investigation, audit, inquiry, appeal, suit, litigation, lawsuit, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Additional PIPE Investors” means any investors who participate in the PIPE Investment other than the Initial PIPE Investors.

“Additional PIPE Subscription Agreements” means the subscription agreements, if any, for PubCo Ordinary Shares entered into by Additional PIPE Investors after the date hereof and prior to the date on which the SPAC Shareholders Approval is obtained.

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person, provided, however, that, other than the SPAC and its Subsidiaries (if any), none of the investment funds, trust (except for the Trust Account for the sole purpose of the release of the proceeds of the Trust Account set forth in Section 7.1) and pooled investment vehicles (and their respective portfolio companies) advised or managed by Persons Controlling, Controlled by or under common Control with Sponsor shall be deemed an Affiliate of Sponsor, SPAC or any of its Subsidiaries (or vice versa) for purposes of this Agreement.

“Anti-Corruption Laws” means, with respect to any Person, the anti-bribery and anti-corruption statutes applicable to such Person, including those of jurisdictions where such Person conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in such jurisdictions including, without limitation, the Criminal Law and the Anti-Unfair Competition Law of the People’s Republic of China, the Article 17 of the Act no. 2016-1691 dated 9 December 2016 on transparency, fight against corruption and modernisation of economy and the decree adopted for its implementation, the United Kingdom Bribery Act 2010 and the United States Foreign Corrupt Practices Act of 1977, as amended.

“Anti-Money Laundering Laws” means, with respect to any Person, the applicable anti-money laundering statutes of jurisdictions where such Person conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency in such jurisdiction, including, without limitation, (i) the Anti-Money Laundering Law of the People’s Republic of China, (ii) the Proceeds of Crime Act (as amended) of the Cayman Islands, the Terrorism Act (as amended) of the Cayman Islands, and (iii) the U.S. Currency and Foreign Transaction Reporting Act of 1970 and the USA PATRIOT Act, in each case, including the rules, regulations and applicable financial recordkeeping and reporting requirements promulgated thereunder and as amended from time to time.

“Benefit Plan” means any (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), program, policy, practice, Contract or other arrangement, including any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, welfare, performance awards, share or share-related awards (including stock option, stock purchase, stock ownership, restricted stock unit, or other equity or equity-based compensation), disability, death benefit, life insurance, fringe benefits or other employee benefits or remuneration of any kind, and (b) any employment, indemnification, consulting, retention or stay-bonus agreement, severance, transaction or change-in control agreement, in each case, whether written, unwritten or otherwise, that is or has been sponsored, maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director, commissioner or officer, consultant or contractor of the Group Companies in each case other than any statutory benefit plan mandated by Law.

“BF” means Brilliant Fashion Holdings Limited, a company duly incorporated with limited liability under the laws of the British Virgin Islands.

“BF Award” means the grant of any economic beneficiary interest corresponding to shares of BF under the BF ESOP in accordance with the terms thereof.

“BF ESOP” means Brilliant Fashion Holdings Limited 2021 Incentive Award Plan, including any amendment thereto.

“Bonus Pool Size” means 3,600,000.

“Business Combination” has the meaning given in the SPAC Articles.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, the Cayman Islands, Hong Kong or Singapore are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Accounts Date” means December 31, 2021.

“Company Acquisition Proposal” means, other than the Transactions, any proposal or offer from any Person (other than SPAC) relating to, in one transaction or a series of transactions, whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise, (a) any direct or indirect acquisition of 20% or more of the consolidated total assets of the Group Companies or assets to which 20% or more of the consolidated revenue of the Group Companies are attributable, (b) any direct or indirect acquisition of voting Equity Securities representing 20% or more of the voting power of the Company or of one or more Group Companies which comprise more than 20% of the consolidated total assets, revenues or earning power of the Group Companies taken as a whole, (c) any issuance by the Company of more than 20% of its voting Equity Securities, or (d) any combination of the foregoing.

“Company and PubCo Fundamental Warranties” means the warranties specified in Section 3.1 (Organization, Good standing and Qualification), Section 3.2 (Capitalization and Voting Rights), Section 3.3 (Authorization), Section 3.4 (Consents; No Conflicts); Section 3.16 (Brokers), Section 5.1 (Organization, Good standing and Qualification), Section 5.2 (Capitalization and Voting Rights), Section 5.3 (Authorization) and Section 5.7 (Brokers).

“Company Articles” means the Second Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on September 16, 2021 and with effect from September 30, 2021, as may be further amended from time to time in accordance with the terms therein and herein.

“Company Exchange Ratio” means the quotient obtained by dividing the Price per Company Share by US$10.00.

“Company Preferred Shareholders Consent” means a consent in writing of holders of majority of the issued Company Preferred Shares, or a resolution passed at a separate meeting of the holders of the Company Preferred Shares by a majority of the holders of the Company Preferred Shares present and voting at such meeting (whether in person or by proxy).

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Group Companies, taken as a whole or (ii) the ability of any Group Company or any of the Acquisition Entities to consummate the Transactions; provided, however, that in no event would any of the following, individually or in the aggregate, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any action taken as expressly required by the terms of this Agreement or any other Transaction Documents or at the written request or with the written consent of SPAC, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of any Group Company to meet any projections or forecasts; provided further that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which any Group Company operates, or (h) any worsening of the Events referred to in clauses (b), (d), (e) or (g) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d), (e), (g) and (h), any such Event to the extent it disproportionately affects the Group Companies, taken as a whole, relative to other participants in the industries and geographies in which the Group Companies operate shall not be excluded from the determination of whether there is a Company Material Adverse Effect, provided, further, any Event that results in a material breach of the warranties set forth in Section 3.13(d) (disregarding, for such purpose, all materiality qualifiers therein and all disclosures made or deemed to have been made against such warranties) shall be deemed a Company Material Adverse Effect.

“Company Non-Voting Ordinary Shares” means non-voting ordinary shares of the Company, par value of EUR0.0001 per share, as defined in the Company Articles.

“Company Ordinary Shares” means ordinary shares of the Company, par value of EUR1.00 per share, as defined in the Company Articles.

“Company Preferred Shares” means Series B preferred shares of the Company, par value EUR1.00 per share, as defined in the Company Articles.

“Company Shareholder” means any holder of any Company Shares.

“Company Shareholders’ Agreement” means the Company Shareholders’ Agreement relating to the Company, dated as of May 31, 2021, as may be further amended from time to time in accordance with the terms therein and herein.

“Company Shares” means, collectively, the Company Ordinary Shares, the Company Non-Voting Ordinary Shares and the Company Preferred Shares.

“Company Transaction Bonus” means any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Group Company pursuant to any agreement to which the Group Company is a party prior to the completion of the Transactions which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions.

“Company Transaction Expenses” means any out-of-pocket fees and expenses payable by the Company or the Acquisition Entities (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, that are engaged by any Group Company or Acquisition Entity, (b) Transfer Taxes, (c) any and all filing fees payable by any Group Company or Acquisition Entity to the Governmental Authorities, in each case, in connection with the Transactions, and (d) any Company Transaction Bonus.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 24, 2021, by and between SPAC and the Company.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations.

“Control” in relation to any Person means (a) the ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the equity interests then in issue and conferring the right to vote at all general meetings of such Person, (b) the right to appoint or designate more than fifty percent (50%) of the members of board of directors or similar governing body of such Person, or (c) the ability to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise, and the terms “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the National Health Commission of the People’s Republic of China, Chinese Center for Disease Control and Prevention, Centre for Health Protection under the Department of Health of Hong Kong, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter and the SPAC Disclosure Letter.

“DTC” means the Depository Trust Company.

“Eligible SPAC Shares” means all of the SPAC Class A Ordinary Shares outstanding as of immediately prior to the Initial Merger Effective Time, but excluding (i) all of the SPAC Class A Ordinary Shares that will be redeemed pursuant to the SPAC Share Redemption, and (ii) all of the SPAC Class A Ordinary Shares that may have been issued upon the exercise of any SPAC Warrants or in connection with the Private Placements.

“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means, with respect to any Person, any shares, capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such shares, capital stock, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“EUR” means the lawful currency of the member states of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forward Purchase Agreements” means (i) the Forward Purchase Agreement, dated as of January 5, 2021, by and between SPAC, Sponsor and Aspex, and (ii) the Forward Purchase Agreement, dated as of January 5, 2021, by and between SPAC, Sponsor and Sky Venture, in each case of (i) and (ii), as may be further amended, restated, modified or supplemented from time to time.

“Fosun International” means Fosun International Limited (復星國際有限公司) (Stock Code: 0656), a company incorporated under the laws of Hong Kong, whose shares are listed and traded on the Main Board of SEHK.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Official” means any (a) officer, agent, employee or any other person working in an official capacity on behalf of any (i) Governmental Authority, including any agency, department or instrumentality thereof, (ii) government-owned or government-controlled entity, or (iii) political party; and (b) candidate for government or political office.

“Governmental Authority” (i) any national, federal, state, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, (ii) any public international organization (including an arbitral body), (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any company, business, enterprise, or other entity or instrumentality owned or controlled by any government, entity, organization described herein.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group” or “Group Companies” means (i) prior to the Closing, the Company and its direct and indirect Subsidiaries, and (ii) from and after the Closing, PubCo and its direct and indirect Subsidiaries, and “Group Company” means any of the foregoing.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” shall mean the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” but excluding payables arising in the Ordinary Course, (f) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (e), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally.

“Initial Merger Consideration” means the right to receive the PubCo Ordinary Shares by the SPAC Shareholders pursuant to Section 2.2(f).

“Intellectual Property” means (a) trademarks, service marks, trade names, business names, domain names, trade dress, logos, get-up and other source identifiers and the goodwill of the business symbolized thereby, (b) patents, (c) inventions, discoveries, methods, processes, improvements, innovations, and utility models, (d) design rights, copyrights, author’s rights, moral rights and works of authorship, rights of publicity or privacy, software, mask works, database rights, (e) trade secrets, know-how, show-how, technical and business information, drawings, designs, design protocols, specifications, proprietary data, customer and suppliers lists, proprietary processes, technology, formulae and algorithms, (f) URLs, websites, webpages, (g) all registrations, applications, renewals, divisions, continuations, continuations-in-part, re-examinations, re-issues and foreign counterparts of the foregoing and (h) all other intellectual property and proprietary rights which may subsist in any part of the world (whether registered or filed or not under applicable Laws).

“Investment Company Act” means the Investment Company Act of 1940.

“IT Assets” means hardware, software, systems, networks, websites, applications, databases and other information technology assets.

“JOBS Act” means The Jumpstart Our Business Startups Act of 2012.

“Knowledge of SPAC” means the actual knowledge of each of the directors of the SPAC as of the date hereof.

“Knowledge of the Company” means the actual knowledge of each of the directors of the Company and the following members of the management team of the Company: Joann Cheng, David Chan, Jenny Shao, Grace Zhao, Shang Koo, Chris Tate, Oliver Yang, Jessey Chan, Siddhartha Shukla and Roy Cheng.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract.

“Lien” means all liens, mortgages, claims, deeds of trust, pledges, hypothecations, charges, security interests, options, leases, subleases, licenses, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).

“Material Subsidiary” means (i) each of Arpège SAS, St. John Knits International, Incorporated, Wolford Aktiengesellschaft, Raffaele Caruso S.p.A or Sergio Rossi S.p.A, and (ii) each other Subsidiary of the Company other than those which, when considered individually or in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as such term is defined in Rule 1-02(w) of Regulation S-X.

“NYSE” means the New York Stock Exchange or a successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, provided that (i) such action or omission is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person, including any reasonable actions taken or refrained from being taken in good faith in response to COVID-19, any COVID-19 Measures or any change in such COVID-19 Measures or interpretations and (ii) such action complies with, in all material respects, all applicable Laws.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as maybe amended from time to time in accordance with the terms therein.

“Outside Date” means the date falling nine (9) months from the date of this Agreement or such other date as mutually agreed in writing by the Company and SPAC.

“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permit” means any franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority or pursuant to applicable Law.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and similar Liens arising in the Ordinary Course with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the Group Companies), (b) rights of any third parties that are party to or hold an interest in any Contract to which a Group Company is a party, (c) Liens for Taxes and any other charges imposed by a Governmental Authority (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP (with respect to SPAC) or IFRS (with respect to the Group Companies), (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially interfere with the present use of the Real Property, (e) with respect to any Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Real Property lease, and (iii) any Liens encumbering the real property of which the Real Property is a part, in each case of clauses (i)-(iii), that do not materially interfere with the present use of the Real Property, (f) zoning, building, entitlement and other land use and Environmental Laws promulgated by any Governmental Authority that do not materially interfere with the current use of the Real Property, (g) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course, (h) Ordinary Course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (i) other Liens arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (j) reversionary rights in favor of landlords under any Real Property with respect to any of the buildings or other improvements owned by the Group Companies, and (k) all other Liens existing as of the date hereof and listed on Section 3.12(a) of the Company Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Data” means (a) all data and information (whether true or not) that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or device, or (b) all other data or information (whether true or not) that is otherwise protected by any Laws that cover personal information, personal data, personal health data, financial information, device and transaction identifiers, or similar terms.

“PIPE Investment” means the subscription and purchase of PubCo Ordinary Shares pursuant to the PIPE Subscription Agreements.

“Placement Agent Engagement Letter” means the letter agreement dated December 16, 2021, by and among SPAC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Cantor Fitzgerald & Co.

“Plan of Initial Merger” means the plan of merger substantially in the form attached hereto as Exhibit G-1 and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company and SPAC.

“Plan of Second Merger” means the plan of merger substantially in the form attached hereto as Exhibit G-2 and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company and SPAC.

“Plan of Third Merger” means the plan of merger substantially in the form attached hereto as Exhibit G-3 and any amendment or variation thereto made in accordance with the provisions of the Cayman Act with the consent of the Company and SPAC.

“Price per Company Share” means US$3.365773.

“Private Placement” means the PIPE Investment and the Forward Purchase Subscriptions.

“Proxy Statement” means the proxy statement forming part of the Joint Proxy Statement/Prospectus filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the Transaction Proposals.

“PubCo Ordinary Shares” means (i) prior to the PubCo Share Sub-division, ordinary shares of PubCo of a par value US$1.00 each, and (ii) upon the completion of the PubCo Share Sub-division, ordinary shares of PubCo of a par value US$0.000001 each.

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of any Group Company, (b) any director, commissioner or officer of any Group Company, in each case of clauses (a) and (b), excluding any Group Company.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Sanctioned Person” means a Person that is (i) subject to or the target of Sanctions (including any Person that is designated on the list of “Specially Designated Nationals and Blocked Persons” administered by the U.S. Treasury Department’s Office of Foreign Assets Control, “Specially Designated Narcotics Traffickers List”, “Specially Designated Terrorists List”, “Specially Designated Global Terrorists List”, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; or any list of Persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union), (ii) located in or organized under the laws of a country or territory which is the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Syria, or the Crimea region, so-called Donetsk People’s Republic or so-called Luhansk People’s Republic regions of Ukraine), (iii) owned 50% (fifty percent) or more, or controlled, by any of the foregoing, or (iv) a Person with whom business transactions, including exports and imports, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Sanctions” means all trade, economic and financial sanctions laws administered, enacted or enforced from time to time by (i) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State), (ii) the United Nations, (iii) the United Kingdom (including Her Majesty’s Treasury), (iv) the People’s Republic of China, (v) the European Union, or (vi) the Cayman Islands.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger Consideration” means all of the PubCo Ordinary Shares receivable by the Company Shareholders pursuant to Section 2.3(f).

“Securities Act” means the Securities Act of 1933.

“SEHK” means The Stock Exchange of Hong Kong Limited.

“Shareholder Merger Consideration” means the Initial Merger Consideration and the Second Merger Consideration, as applicable.

“SPAC Accounts Date” means September 30, 2021.

“SPAC Acquisition Proposal” means any proposal or offer from any Person (other than the Company and the Acquisition Entities) relating to, in one transaction or a series of transactions, any “initial business combination” as described under SPAC’s initial public offering prospectus involving SPAC or all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise), other than the Transactions.

“SPAC Articles” means the Amended and Restated Memorandum of Association of SPAC, as adopted by special resolution dated January 21, 2021 and effective on January 21, 2021, as amended or restated from time to time.

“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value US$0.0001 per share, as defined in the SPAC Articles.

“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value US$0.0001 per share, as defined in the SPAC Articles.

“SPAC Fundamental Warranties” means the warranties specified in Section 5.1 (Organization, Good standing and Qualification), Section 5.2 (Capitalization and Voting Rights), Section 5.3 (Authorization), Section 5.4 (Consents; No Conflicts) and Section 5.7 (Brokers).

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, individually or in the aggregate, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) any action taken as expressly required by the terms of this Agreement or any other Transaction Documents or at the written request or with the written consent of the Company or PubCo, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any action taken or refrained from being taken in response to COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (f) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition), or (g) any worsening of the Events referred to in clauses (b), (d) or (e) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d), (e) and (g), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there is a SPAC Material Adverse Effect. Notwithstanding the foregoing, the amount of SPAC Share Redemption, the failure to consummate a portion of the Private Placement or the failure to obtain SPAC Shareholders Approval shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Preference Shares” means preference shares of SPAC, par value US$0.0001 per share, as defined in the SPAC Articles.

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants.

“SPAC Share Redemption” means the redemption of all or a portion of the SPAC Ordinary Shares at a per share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account pursuant to the election of eligible holders thereof in accordance with the SPAC Articles in connection with the Transaction Proposals.

“SPAC Shareholder” means any holder of any SPAC Shares.

“SPAC Shareholders Approval” means (a) the approval of the Business Combination by Ordinary Resolution (as defined in the SPAC Articles) and the approval of this Agreement, the Plan of Initial Merger in respect of the Initial Merger and the Initial Merger by an affirmative vote of the holders of at least two-thirds of the SPAC Shares as, being present and entitled to do so, vote in person or, where proxies are allowed, by proxy (as determined in accordance with the SPAC Articles) at a SPAC Shareholders’ Meeting duly called by the SPAC Board held for such purpose and (b) the approval of any other Transaction Proposals.

“SPAC Shares” means, collectively, SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Preference Shares.

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions and all prior potential business combination transactions that have been evaluated or pursued by or on behalf of SPAC, including (a) all fees (including deferred underwriting fees), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers that are engaged by SPAC or Sponsor, (b) Transfer Taxes, and (c) any and all filing fees to the Governmental Authorities, in each case, in connection with the Transactions and all prior potential business combination transactions that have been evaluated or pursued by or on behalf of SPAC.

“SPAC Unit” means a unit issued in SPAC’s IPO or the exercise of the underwriters’ overallotment option consisting of one SPAC Class A Ordinary Share and one-half of a SPAC Warrant.

“SPAC Warrants” means warrants to acquire SPAC Class A Ordinary Shares.

“Subsidiary” means, with respect to a Person, an entity of which a majority of both the economic interests and voting interests is owned, directly or indirectly, by such Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

“Tax” or “Taxes” means all federal, state, local, foreign or other taxes or assessments, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, late charges, penalty, or addition thereto.

“Tax Returns” means any returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Private Placement Agreements, the Sponsor Support Deed, the Shareholder Support Deed, the Investor Rights Agreement, the Lock-Up Agreement, the Assignment, Assumption and Amendment Agreement, the Initial Merger Filing Documents, the Second Merger Filing Documents, the Third Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Transfer Taxes” means any transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) payable by the Company Group in connection with the Transactions.

“Warrant Agreement” means the Warrant Agreement, dated as of January 21, 2021, by and between SPAC and the Warrant Agent.

Section 1.2 Other Definitions.

Acquisition Entity	Article V
Agreement	Preamble
Articles of the Surviving Company	Section 2.3(d)
Aspex	Recitals
Assignment, Assumption and Amendment Agreement	Recitals
Cayman Act	Recitals
Change in Recommendation	Section 8.3(b)(ii)
Closing	Section 2.5
Closing Date	Section 2.5
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 8.3(c)(ii)
Company Disclosure Letter	Article III
Company Dissenting Shares	Section 2.8(a)
Company Financial Statements	Section 3.7(a)
Company Non-Recourse Party	Section 11.15
Company Shareholders Approval	Section 3.3
Company Shareholders’ Meeting	Section 8.3(c)(i)
D&O Indemnified Parties	Section 6.6(a)
DLA	Section 11.17(a)
DLA Privileged Communications	Section 11.17(a)
DLA Waiving Parties	Section 11.17(a)
DLA WP Group	Section 11.17(a)
Exchange Agent	Section 2.7(a)
Forward Purchase Investors	Recitals
Forward Purchase Subscriptions	Recitals
Initial Merger	Recitals
Initial Merger Effective Time	Section 2.2(c)
Initial Merger Filing Documents	Section 2.2(c)
Initial PIPE Investors	Recitals
Initial PIPE Subscription Agreements	Recitals
Initial PubCo Holder	Recitals
Intended Tax Treatment	Recitals
Interim Period	Section 6.3(a)
Investor Rights Agreement	Recitals

Lock-Up Agreement	Recitals
Material Contracts	Section 3.11(a)
Merger Sub 1	Preamble
Merger Sub 1 Share	Section 5.2(a)(ii)
Merger Sub 2	Preamble
Merger Sub 2 Share	Section 5.2(a)(iii)
Mergers	Recitals
Party or Parties	Preamble
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Private Placement Agreements	Recitals
Private Placement Investors	Recitals
Proxy/Registration Statement	Section 8.3(a)(i)
PubCo	Preamble
PubCo Articles	Section 6.1(b)
PubCo Board	Recitals
PubCo Share Sub-division	Section 2.1(a)
PubCo Share(s)	Section 5.2(a)(i)
PubCo Warrant	Section 2.2(f)(iii)
Real Properties	Section 3.12(b)
Regulatory Approvals	Section 8.1(a)
Second Merger	Recitals
Second Merger Effective Time	Section 2.3(c)
Second Merger Filing Documents	Section 2.3(c)
Shareholder Litigation	Section 8.6
Shareholder Support Deed	Recitals
Sky Venture	Recitals
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	Section 8.3(b)(ii)
SPAC Disclosure Letter	Article IV
SPAC Financial Statements	Section 4.6(a)
SPAC Non-Recourse Party	Section 11.15
SPAC SEC Filings	Section 4.12
SPAC Shareholders’ Meeting	Section 8.3(b)(i)
Sponsor	Recitals
Sponsor Support Deed	Recitals
STB	Section 11.17(b)
STB Privileged Communications	Section 11.17(b)
STB Waiving Parties	Section 11.17(b)
STB WP Group	Section 11.17(b)
Surviving Company	Recitals
Third Merger	Recitals
Third Merger Effective Time	Section 2.4(c)
Third Merger Filing Documents	Section 2.4(c)
Transaction Proposals	Section 8.3(a)(i)
Trust Account	Section 11.1
Trust Agreement	Section 4.13
Trustee	Section 4.13
WARN Act	Section 3.14(a)
Warrant Agent	Recitals

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) References to “US$” or “dollars” are to the lawful currency of the United States of America.

(d) Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP (with respect to SPAC) and IFRS (with respect to the Group Companies).

(f) Unless the context of this Agreement otherwise requires, references to the Company with respect to periods following the Second Merger Effective Time shall be construed to mean the Surviving Company and vice versa.

(g) The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(i) Capitalized terms used in the Exhibits and the Disclosure Letters and not otherwise defined therein have the meanings given to them in this Agreement.

(j) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which the Parties actually prepared, drafted or requested any term or condition of this Agreement.

ARTICLE II

TRANSACTIONS; CLOSING

Section 2.1 Preliminary Closing Actions. At the Closing and immediately prior to the consummation of the Initial Merger:

(a) PubCo Share Sub-division. PubCo shall effect a share sub-division such that each authorized, issued and unissued share of PubCo of a par value of US$1.00 is sub-divided on a 1,000,000:1 basis into 1,000,000 shares of PubCo of a par value US$0.000001 each (the “PubCo Share Sub-division” ).

(b) Transfer of PubCo Shares. Immediately upon the completion of the PubCo Share Sub-division, the Initial PubCo Holder shall, and the Company shall cause the Initial PubCo Holder to, transfer all of the PubCo Shares held by it to Sponsor for nil consideration.

Section 2.2 The Initial Merger.

(a) Initial Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Plan of Initial Merger and Part XVI of the Cayman Act, at the Initial Merger Effective Time, Merger Sub 1 and SPAC shall consummate the Initial Merger, pursuant to which SPAC shall be merged with and into Merger Sub 1, following which the separate corporate existence of SPAC shall cease, and Merger Sub 1 shall continue as the surviving company after the Initial Merger as a wholly-owned subsidiary of PubCo.

(b) Effect of the Initial Merger. At and after the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Plan of Initial Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of SPAC and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 as the surviving company, which shall include the assumption by Merger Sub 1 of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which SPAC or Merger Sub 1 is a party, and Merger Sub 1 shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of SPAC shall cease.

(c) Execution and Filing of Initial Merger Filing Documents. At the Closing, and immediately prior to the Initial Merger, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, SPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Initial Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing Documents”). The Initial Merger shall become effective at the time when the Plan of Initial Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by the Company and SPAC in writing and specified in the Plan of Initial Merger pursuant to the Cayman Act (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands) (the “Initial Merger Effective Time”).

(d) Organizational Documents of Merger Sub 1. At the Initial Merger Effective Time, the Organizational Documents of Merger Sub 1, as in effect immediately prior to the Initial Merger Effective Time, shall continue to be the memorandum and articles of association of Merger Sub 1 as the surviving company of the Initial Merger, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(e) Directors and Officers of Merger Sub 1. At the Initial Merger Effective Time, the board of directors and officers of Merger Sub 1 and SPAC shall cease to hold office, and the board of directors and officers of Merger Sub 1 shall be appointed as determined by PubCo, each to hold office in accordance with the Articles of Merger Sub 1 until they are removed or resign in accordance with the Articles of Merger Sub 1 or until their respective successors are duly elected or appointed and qualified.

(f) Effect of the Initial Merger on Issued Securities of SPAC and Merger Sub 1. At the Initial Merger Effective Time, by virtue of and as part of the agreed consideration for the Initial Merger and without any action on the part of any Party or the holders of shares of SPAC or Merger Sub 1:

(i) SPAC Units. Each SPAC Unit outstanding immediately prior to the Initial Merger Effective Time shall (to the extent not already separated) be automatically severed and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying SPAC Securities shall be treated in accordance with the applicable terms of this Section 2.2(f).

(ii) SPAC Ordinary Shares. Immediately following the separation of each SPAC Unit in accordance with Section 2.2(f)(i), (A) each Eligible SPAC Share shall automatically be cancelled in exchange for the right to receive a number of newly issued PubCo Ordinary Shares equal to (x) the sum of the aggregate number of Eligible SPAC Shares and the Bonus Pool Size, divided by (y) the aggregate number of Eligible SPAC Shares, subject to rounding pursuant to Section 2.7(f), and shall no longer be outstanding and be cancelled and cease to exist by virtue of the Initial Merger, and (B) each (x) SPAC Class A Ordinary Share other than the Eligible SPAC Shares and (y) SPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled in exchange for the right to receive one (1) newly issued PubCo Ordinary Share, and shall no longer be outstanding and be cancelled and cease to exist by virtue of the Initial Merger. As of the Initial Merger Effective Time, each SPAC Shareholder shall cease to have any other rights in and to SPAC.

(iii) SPAC Warrants. Each SPAC Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to SPAC Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Ordinary Share (each, a “PubCo Warrant”). Each PubCo Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the Initial Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

(iv) Merger Sub 1 Share. The Merger Sub 1 Share issued and outstanding immediately prior to the Initial Merger Effective Time shall continue existing and constitute the only issued and outstanding share in the capital of Merger Sub 1.

(v) PubCo Shares. All PubCo Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time shall be surrendered by Sponsor and cancelled for no consideration.

(g) Extension of Initial Merger Effective Time. The Parties agree that the Initial Merger Effective Time may be extended with the agreement of the Parties as deemed necessary to comply with or take account of applicable Law, or as may otherwise be agreed by the Parties.

Section 2.3 The Second Merger.

(a) Second Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Plan of Second Merger and Part XVI of the Cayman Act, at the Second Merger Effective Time, Merger Sub 2 and the Company shall consummate the Second Merger, pursuant to which Merger Sub 2 shall be merged with and into the Company, following which the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the surviving company after the Second Merger as a wholly-owned subsidiary of PubCo.

(b) Effect of the Second Merger. At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Plan of Second Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Company and Merger Sub 2 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Company as the surviving company, which shall include the assumption by the Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub 2 set forth in this Agreement and the other Transaction Documents to which the Company or Merger Sub 2 is a party, and the Company shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of Merger Sub 2 shall cease.

(c) Execution and Filing of Second Merger Filing Documents. At the Closing, and immediately after the Initial Merger, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, the Company and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the Plan of Second Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Second Merger effective (the “Second Merger Filing Documents”). The Second Merger shall become effective at the time when the Plan of Second Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by the Company and SPAC in writing and specified in the Plan of Second Merger pursuant to the Cayman Act (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands) (the “Second Merger Effective Time”).

(d) Organizational Documents of the Surviving Company. At the Second Merger Effective Time, the Company Articles in effect immediately prior to the Second Merger Effective Time shall be amended and restated in the form of the amended and restated memorandum and articles of association of the Company attached hereto as Exhibit H-1 (the “Articles of the Surviving Company”), and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(e) Directors and Officers of the Surviving Company. At the Second Merger Effective Time, the board of directors and officers of Merger Sub 2 shall cease to hold office, and the board of directors and officers of the Surviving Company shall be appointed as determined by PubCo, each to hold office in accordance with the Articles of the Surviving Company until they are removed or resign in accordance with the Articles of the Surviving Company or until their respective successors are duly elected or appointed and qualified.

(f) Effect of the Second Merger on Issued Securities of the Company and Merger Sub 2. At the Second Merger Effective Time, by virtue of and as part of the agreed consideration for the Second Merger and without any action on the part of any Party or the holders of securities of the Company or Merger Sub 2:

(i) Company Ordinary Shares, Company Non-Voting Shares and Company Preferred Shares. Each Company Ordinary Share, Company Non-Voting Ordinary Share and Company Preferred Share issued and outstanding immediately prior to the Second Merger Effective Time (other than any Company Dissenting Shares) shall automatically be cancelled in exchange for the right to receive, such number of newly issued PubCo Ordinary Shares that is equal to the Company Exchange Ratio, subject to rounding pursuant to Section 2.7(f), and shall no longer be outstanding and be cancelled and cease to exist by virtue of the Second Merger. As of the Second Merger Effective Time, each Company Shareholder shall cease to have any other rights in and to the Company or the Surviving Company.

(ii) Company Dissenting Shares. Each Company Dissenting Share shall automatically be cancelled and cease to exist and shall thereafter represent only the right to receive the applicable payments as set forth in Section 2.8 below, being the fair value for such Company Dissenting Share and such other rights as such holder may be entitled under the Cayman Act.

(iii) Merger Sub 2 Share. The Merger Sub 2 Share issued and outstanding immediately prior to the Second Merger Effective Time shall automatically be converted into one ordinary share of the Surviving Company, which ordinary share shall constitute the only issued and outstanding share in the share capital of the Surviving Company.

(g) Extension of Second Merger Effective Time. The Parties agree that the Second Merger Effective Time may be extended with the agreement of the Parties as deemed necessary to comply with or take account of applicable Law, or as may otherwise be agreed by the Parties.

Section 2.4 The Third Merger.

(a) Third Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Plan of Third Merger and Part XVI of the Cayman Act, at the Third Merger Effective Time, Merger Sub 1 and the Surviving Company shall consummate the Third Merger, pursuant to which Merger Sub 1 shall be merged with and into the Surviving Company, following which the separate corporate existence of Merger Sub 1 shall cease and the Surviving Company shall continue as the surviving entity after the Third Merger.

(b) Effect of the Third Merger. At and after the Third Merger Effective Time, the Third Merger shall have the effects set forth in this Agreement, the Plan of Third Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Third Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Surviving Company and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Surviving Company as the surviving entity, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Surviving Company and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which the Company or Merger Sub 1 is a party, and the Surviving Company shall thereafter exist as a wholly-owned subsidiary of PubCo and the separate corporate existence of Merger Sub 1 shall cease.

(c) Execution and Filing of Third Merger Filing Documents. At the Closing, and immediately after the Second Merger, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, the Surviving Company and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the Plan of Third Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Third Merger effective (the “Third Merger Filing Documents”). The Third Merger shall become effective at the time when the Plan of Third Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by the Company and SPAC in writing and specified in the Plan of Third Merger pursuant to the Cayman Act (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands) (the “Third Merger Effective Time”).

(d) Organizational Documents of the Surviving Company. At the Third Merger Effective Time, the Articles of the Surviving Company adopted pursuant to the Second Merger shall remain the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with the terms thereof and the Cayman Act.

(e) Directors and Officers of the Surviving Company. At the Third Merger Effective Time, the board of directors and officers of Merger Sub 1 shall cease to hold office, and the board of directors and officers of the Surviving Company appointed pursuant to the Second Merger shall remain in office in accordance with the Articles of the Surviving Company until they are removed or resign in accordance with the Articles of the Surviving Company or until their respective successors are duly elected or appointed and qualified.

(f) Effect of the Third Merger on Issued Securities of the Surviving Company and Merger Sub 1. At the Third Merger Effective Time, by virtue of and as part of the agreed consideration for the Third Merger and without any action on the part of any Party or the holders of securities of the Surviving Company or Merger Sub 1:

(i) Surviving Company Ordinary Share. The ordinary share of the Surviving Company issued and outstanding immediately prior to the Third Merger Effective Time shall be cancelled and cease to exist by virtue of the Third Merger.

(ii) Merger Sub 1 Share. The Merger Sub 1 Share issued and outstanding immediately prior to the Third Merger Effective Time shall automatically be converted into one ordinary share of the Surviving Company, which ordinary share shall constitute the only issued and outstanding share in the share capital of the Surviving Company.

(g) Extension of Third Merger Effective Time. The Parties agree that the Third Merger Effective Time may be extended with the agreement of the Parties as deemed necessary to comply with or take account of applicable Law, or as may otherwise be agreed by the Parties.

Section 2.5 Closing. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Mergers and the other Transactions contemplated by this Agreement to occur or become effective in connection therewith (including all Transactions contemplated to occur or become effective at the Closing, the “Closing”) shall take place remotely by exchange of electronic documents and signatures in accordance with Section 11.17 on the date which is three (3) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time and place or in such other manner as shall be agreed upon by SPAC and the Company in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.6 Closing Deliverables. At the Closing:

(a) the Company shall deliver or cause to be delivered to SPAC, (i) an instrument of transfer in the form of Exhibit J hereto with respect to the PubCo Shares, duly executed by the Initial PubCo Holder, and (ii) a certificate signed by a duly authorized signatory of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 9.2 have been fulfilled (other than any such condition that has been duly waived by SPAC);

(b) SPAC shall deliver or cause to be delivered to the Company a certificate signed by a duly authorized signatory of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 9.3 have been fulfilled (other than any such condition that has been duly waived by the Company).

(c) PubCo shall deliver or cause to be delivered to SPAC:

(i) (A) a copy of the resolutions of the PubCo Board, certified by an authorized signatory of PubCo, evidencing the authorization by the PubCo Board of the execution, delivery and performance of this Agreement and the other Transaction Documents to which PubCo is a party and the consummation of the transactions contemplated hereby and thereby, including (i) the PubCo Share Sub-Division and (ii) registration of the transfer of the PubCo Shares by the Initial PubCo Holder to Sponsor, in each case effective no later than the Closing; and (B) a copy of the resolutions of the shareholder of PubCo, certified by an authorized signatory of PubCo, evidencing the shareholder’s approval of the PubCo Share Sub-Division.

(ii) a copy of the updated register of directors of PubCo, dated as of the Closing Date and certified by an authorized signatory of PubCo, evidencing the composition of the PubCo Board as set forth in Section 6.5(a);

(iii) a copy of the updated register of members of PubCo, dated as of the Closing Date and certified by an authorized signatory of PubCo, evidencing (i) the PubCo Share Sub-division, (ii) the transfer of the PubCo Shares from the Initial PubCo Holder to Sponsor, and (iii) the surrender of the PubCo Shares by Sponsor and the cancellation of the PubCo Shares existing immediately prior to the Initial Merger; and

(d) PubCo shall pay or cause to be paid by wire transfer of immediately available funds (i) all accrued and unpaid Company Transaction Expenses and (ii) all accrued and unpaid SPAC Transaction Expenses, each as set forth on a written statement to be delivered to PubCo by or on behalf of the Company and SPAC, respectively, not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof.

Section 2.7 Disbursement of Shareholder Merger Consideration.

(a) Prior to the Initial Merger Effective Time, PubCo shall appoint Continental Stock Transfer & Trust Company as exchange agent, or another exchange agent reasonably acceptable to SPAC and the Company (in such capacity, the “Exchange Agent”), for the purpose of distributing to each Company Shareholder and SPAC Shareholder the Shareholder Merger Consideration payable to such Company Shareholder or SPAC Shareholder (as applicable).

(b) At the Closing, PubCo shall instruct the Exchange Agent to deliver the applicable Shareholder Merger Consideration to the Company Shareholders and SPAC Shareholders pursuant to this Article II, and to deliver the amount of any such dividends or other distributions with a record date after the Second Merger Effective Time or the Initial Merger Effective Time, as applicable, theretofore paid with respect to such Shareholder Merger Consideration.

(c) Notwithstanding any other provision of this Section 2.7, any obligation on PubCo under this Agreement to issue PubCo Ordinary Shares to (i) SPAC Shareholders entitled to receive PubCo Ordinary Shares or (ii) Company Shareholders entitled to receive PubCo Ordinary Shares shall be satisfied by PubCo instructing the Exchange Agent to deliver such PubCo Ordinary Shares in accordance with Section 2.7(b), to the extent and effect that each SPAC Shareholder and Company Shareholder shall hold such PubCo Ordinary Shares in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such PubCo Ordinary Shares.

(d) After the Initial Merger Effective Time, the register of members of SPAC shall be closed, and thereafter there shall be no further registration on the register of members of SPAC of transfers of SPAC Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time. After the Second Merger Effective Time, the register of members of the Company shall be closed, and thereafter there shall be no further registration on the register of members of the Surviving Company of transfers of Company Shares that were issued and outstanding immediately prior to the Second Merger Effective Time.

(e) Notwithstanding anything to the contrary contained herein, none of the Surviving Company, PubCo or any other Party or any Representative of any of the foregoing shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued by virtue of the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares issued to such Person rounded down to the nearest whole PubCo Ordinary Share.

(g) The Parties shall procure any evidence or certificate of the PubCo Ordinary Shares issued to any Company Shareholder shall bear a legend substantially identical to the following:

“The securities may not be Transferred prior to the earlier of (x) the date that is 180 days after the Closing Date, and (y) the date on which Lanvin Group Holdings Limited 复朗集团(“PubCo”) completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo securities for cash, securities or other property. Notwithstanding the foregoing, in the case of any conflict between the terms hereof and the terms in any Lock-Up Agreement (as defined in the Business Combination Agreement) between PubCo and the holder of the securities, the terms in such Lock-Up Agreement shall prevail with respect to the securities.

‘Business Combination Agreement’ means the Business Combination Agreement, dated as of March 23, 2022, by and among PubCo and certain other parties thereto.

‘Transfer’ means the (i) loan, sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge or otherwise encumber, grant of any option or warrant to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).”

Section 2.8 Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Act, Company Shares that are issued and outstanding immediately prior to the Second Merger Effective Time and that are held by Company Shareholders who have complied with all of the requirements of Section 238 of the Cayman Act prior to the vote on the Second Merger (the “Company Dissenting Shares”) shall not be converted into, and such Company Shareholders shall have no right to receive, the applicable Second Merger Consideration unless and until such Company Shareholder does not elect to dissent in accordance with Section 238(5) of the Cayman Act or withdraws such notice (to the extent permissible by law), thereupon the Company Shares owned by that Company Shareholder shall (i) no longer be deemed to be Company Dissenting Shares and (ii) be cancelled and cease to exist in exchange for, as of the Second Merger Effective Time, the right to receive the applicable Second Merger Consideration under Section 2.3(f)(i) in the manner provided in Section 2.7(d).

(b) Prior to the Closing, the Company shall give PubCo and SPAC prompt notice of any demands for dissenters’ rights received by the Company and any withdrawals of such demands and the Company shall have control over all negotiations and proceedings with respect to such dissenters’ rights (including the ability to make any payment with respect to any exercise by a Company Shareholder of its rights to dissent from the Second Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands); provided that the Company shall promptly inform and consult with SPAC with respect to its plans on any such negotiations and proceedings reasonably in advance and consider SPAC’s comments thereon in good faith.

Section 2.9 Withholding. Each of PubCo, the Surviving Company, SPAC, Merger Sub 1 and Merger Sub 2, their Affiliates and Representatives, and any other withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld by the Surviving Company, SPAC or the Acquisition Entities (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby warrants to SPAC the following:

Section 3.1 Organization, Good Standing and Qualification. Each Group Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Group Company is duly licensed (to the extent required) and in good standing (to the extent such concept is applicable in such Group Company’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Group Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to SPAC true and complete copies of the Company Articles, the Company Shareholders’ Agreement and the Organizational Documents of each other Group Company, including all amendments thereto, as in effect as of the date of this Agreement.

Section 3.2 Capitalization and Voting Rights.

(a) The organization chart of the Group and the particulars of each Group Company contained in Section 3.2(a) of the Company Disclosure Letter are true, accurate and complete.

(b) The validly issued share capital, registered capital or charter capital of each Group Company as of the date of this Agreement is set forth in Section 3.2(b) of the Company Disclosure Letter. All Equity Securities of each Group Company that are issued and outstanding (A) have been duly authorized, validly issued and are, except as disclosed in Section 3.2(b) of the Company Disclosure Letter, fully paid, (B) were issued, in compliance in all material respects with applicable Law, and (C) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

(c) Except as set forth in Section 3.2(c) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are no other authorized, outstanding or issued Equity Securities of any Group Company; (ii) no Group Company is obligated to issue, sell or transfer any Equity Securities of such Group Company other than (A) pursuant to the BF ESOP and (B) Equity Securities of the Company issuable upon conversion of the Company Preferred Shares; (iii) other than the Company Shareholders’ Agreement, no Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Group Company; (iv) no Group Company has granted any registration rights or information rights (other than under the Company Shareholders’ Agreement) to any other Person, nor is any Group Company obliged to list any of its Equity Securities on any securities exchange; (v) there are no phantom shares and there are no voting or similar agreements entered into by a Group Company which relate to the share capital, registered capital or charter capital of such Group Company; (vi) no Group Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Group Company on any matter or any agreements to issue such bonds, debentures, notes or other obligations; (viii) there are no Liens on Equity Securities of any Group Company or any arrangements or obligations to create any such Liens; and (iv) no Group Company has any equity-based compensation or incentive, purchase or participation plans.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth detailed information with respect to each outstanding BF Award, including, with respect to each BF Award, as applicable, (i) the holder thereof, (ii) the details of the economic beneficiary interest corresponding to shares of BF underlying such BF Award, and (iii) the exercise price. The consummation of the Transactions will not accelerate or otherwise affect the vesting or exercisability of any BF Award.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, no Group Company owns, directly or indirectly, any interest in or has agreed to acquire, any interest, Equity Securities or other securities in any Person, and no Group Company is or was a participant in any joint venture, partnership or similar arrangement. No Group Company is obligated to make any investment in or capital contribution in or on behalf of any other Person. All the historical changes to the share capital of each of the Group Companies and historical transfers of equity interest in each of the Group Companies were, in all material respects, made in compliance with the applicable Laws.

(f) Except as set forth in Section 3.2(f) of the Company Disclosure Letter, no Person (including any holder of Equity Securities in the Company or any other Group Company) has the right to (whether pursuant to any Contract, Organizational Document or otherwise) require any Group Company to (i) issue any Equity Securities, or transfer or acquire any Equity Securities or other assets of any Person, (ii) declare or pay any dividends or make any other distribution of, or any payment out of, any Group Company’s assets (whether by dividends, liquidation or otherwise), or (iii) assume, guarantee or otherwise acquire the liabilities of any Person, except for, in the case of sub-section (i) above, the right for the holders of Equity Securities of the Company to receive Equity Securities of PubCo in such amounts and of such types as specified in Section 2.3(f) and otherwise on the terms and conditions specified in this Agreement.

Section 3.3 Authorization. The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of the Company Shareholders Approval. Except for the Company Shareholders Approval , all corporate actions on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations hereunder and thereunder (including any board approval in accordance with Article 25.2(a) of the Company Articles) have been taken prior to the execution and delivery of this Agreement, subject to the filing of the Second Merger Filing Documents. This Agreement and the other Transaction Documents to which the Company is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The only votes of holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Transactions contemplated hereby are (i) the approval and adoption of this Agreement and the Transactions contemplated hereby by an Ordinary Resolution (as defined in the Company Articles), (ii) the approval and adoption of the amendment of the Company Articles as contemplated by Section 6.1(a) by a Special Resolution (as defined in the Company Articles), (iii) a consent from all of the Investors (as defined in the Company Articles) for exempting the Transactions from Article 10 (Anti-Dilution Protection) of the Company Articles, (iv) a Company Preferred Shareholders Consent for exempting the Transactions from Section 1.1 (Liquidation Rights) and Section 1.3 (Conversion Rights) of Schedule I of the Company Articles, and (v) the approval and adoption of the Plan of Second Merger by a Special Resolution (as defined in the Company Articles) (collectively, the “Company Shareholders Approval”). No Group Company has given a power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any Person to enter into any Contract or commitment or to do anything on its behalf, other than any authority to its employees, officers, agents, advisors and consultants to enter into routine trading Contracts in the Ordinary Course of their duties and the business of the respective Group Companies.

Section 3.4 Consents; No Conflicts. Assuming the warranties in Article IV are true and correct, except (a) as otherwise set forth in the Company Disclosure Letter, (b) for the Company Shareholders Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands (including the filing of the Plan of Second Merger and such other documents with the Cayman Islands Registrar of Companies in accordance with the Cayman Act), the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions, (d) as required by HSR Act, and (e) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of any Group Company and any of its Affiliates, have been duly obtained or completed (as applicable) and are in full force and effect as of the date of this Agreement. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Group Company, (C) any applicable Law or public privacy policy, (D) any Material Contract, or (ii) result in the creation of any Lien upon any of the properties or assets of any Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company Articles and Permitted Liens, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a Company Material Adverse Effect.

Section 3.5 Compliance with Laws; Permits. Except as disclosed in Section 3.5 of the Company Disclosure Letter:

(a) No Group Company is in violation of any applicable Law in any material respect. The business of each Group Company as currently conducted and as planned to be conducted are in compliance with all applicable Laws in all material respects and to the Knowledge of the Company, no Group Company has received any notice from any Governmental Authority or, is under investigation, in each case with respect to a material violation of any applicable Law.

(b) Each Group Company has obtained all material Permits necessary for the business as currently conducted. No such Permit contains any burdensome restrictions or conditions, and each such Permit is in full force and effect and will remain in full force and effect upon the consummation of the transactions contemplated hereby. None of the Group Companies is in default under any such Permit in any material respects, and, to the Knowledge of the Company, there is no Action by any Governmental Authority pending against any Group Company that would likely result in the revocation, withdrawal, suspension, cancellation or termination of any such Permit which would have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, since January 1, 2019, none of the Group Companies has received any letter or other written communication from and there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Permit issued to any Group Company or (ii) the need for compliance or remedial actions in respect of the activities carried out by any the Group Company, which revocation, suspension, compliance or remedial actions (or the failure of any Group Company to undertake them) would have a Company Material Adverse Effect.

(d) None of the Group Companies, or their respective officers, directors or, nor to the Knowledge of the Company, their respective Affiliates, employees or agents acting for or on behalf of the Company: (i) in connection with the operations or dealings of the Company has offered, promised, provided, or authorized the provision of any money or anything of value, directly or indirectly, to any Government Official or any other Person to influence official action or secure an improper commercial advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer; (ii) in connection with the operations or dealings of the Company has otherwise violated any applicable Anti-Corruption Laws or has taken any action that would constitute a violation, or implicate a violation, or implicate any other Person in violation of any Anti-Corruption Laws; (iii) is a Government Official; (iv) is a Sanctioned Person; or (v) has engaged in, or is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, or has otherwise violated Sanctions; and no Action relating to any actual or alleged violation by the Company of applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions is pending or, to the Knowledge of the Company, threatened.

(e) Each Group Company has maintained accurate books and records in accordance with the Anti-Corruption Laws and generally accepted accounting principles. Furthermore, each Group Company has in place and has adhered to policies and procedures designed to prevent its directors, officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of the Company that would constitute a violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

(f) No Government Official or Governmental Authority presently owns an interest, whether direct or indirect, in any Group Company or has any legal or beneficial interest in any Group Company or to payments made to any Group Company hereunder.

(g) No Group Company is a party to any agreement, arrangement or concerted practice or is or has been carrying on any practice which could reasonably be expected to contravene or which reasonably could be expected to be invalidated by any anti-trust, fair trading, dumping, state aid, consumer protection or similar laws or regulations in any jurisdiction.

Section 3.6 Tax Matters.

(a) All material Tax Returns required to be filed with respect to each Group Company have been duly and timely filed by such Group Company within the requisite period and completed on a proper basis in accordance with the applicable Laws, and are up to date and correct in all material respects. No material deficiencies for any Taxes with respect to any Tax Returns have been asserted in writing by, and no notice of any pending action with respect to such Tax Returns has been received from, any Governmental Authority, and no dispute relating to any Tax Returns with any such Governmental Authority is outstanding or, to the Knowledge of the Company, contemplated. Each Group Company has timely paid all Taxes owed by it which are due and payable (whether or not shown on any Tax Return) and withheld and remitted to the appropriate Governmental Authority all material Taxes which it is obligated to withhold and remit from amounts owing to any employee, creditor, customer or third party. Each Group Company is in compliance with all applicable Laws with respect to transfer pricing (including record-keeping and documentation requirements) in all material respects.

(b) No Group Company has waived any statute of limitations with respect to any Taxes, or agreed to any extension of time with respect to an assessment or deficiency for such Taxes, which waiver or agreement remains in force.

(c) No Group Company is a tax resident of a jurisdiction other than its jurisdiction of incorporation. No written claim has been received by the Company in a jurisdiction where the Group Company does not file Tax Returns that any Group Company is or may be subject to material taxation liability by that jurisdiction.

(d) The assessment of any additional Taxes with respect to the applicable Group Company for periods for which Tax Returns have been filed is not expected to materially exceed the recorded liability therefor in the most recent balance sheet in the Company Financial Statements. Since the Company Accounts Date, no Group Company has incurred any material liability for Taxes outside the Ordinary Course or otherwise materially inconsistent with past practice.

(e) Within five years prior to the date hereof and to the Knowledge of the Company, no Group Company has been or is the subject of any examination or investigation by any Governmental Authority relating to the conduct of its business or the payment or withholding of Taxes. No Group Company is responsible for the Taxes of any other Person by reason of U.S. Treasury Regulation § 1.1502-6, contract, successor liability or otherwise.

(f) All Tax credits and Tax holidays enjoyed by the Group Company established under applicable Laws since its establishment have been in compliance with in all material respects and is not, to the Knowledge of the Company, subject to material reduction, revocation, cancellation or any other material changes (including retroactive changes) in the future, except through change in applicable Laws published by relevant Governmental Authority. No Group Company has taken any action or been a party to a transaction the primary purpose of which is the evasion of Taxes in violation of applicable Laws in any material respect.

(g) There are no liens for Taxes upon any property or assets of any Group Company or any of its Subsidiaries, except for Permitted Liens.

(h) No private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company for any taxable year incurring, or potentially incurred a material liability for Taxes for which the statute of limitations has not yet expired.

(i) No claim has ever been made by a Taxing Authority in a jurisdiction where any Group Company does not file Tax Returns that relevant Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, which claim has not been fully resolved, and, to the Knowledge of the Company, there is no basis for any such claim to be made.

Section 3.7 Financial Statements.

(a) The Company has delivered to SPAC the audited consolidated balance sheet of the Company as of December 31, 2020, and the audited consolidated statements of income and profit and loss, changes in equity and cash flows, for the fiscal years then ended, in each case audited in accordance with PCAOB standards and including the notes thereto and will, by no later than May 31, 2022, deliver to SPAC the audited consolidated balance sheet of the Company as of December 31, 2021, and the audited consolidated statements of income and profit and loss, changes in equity and cash flows, for the fiscal years then ended, in each case audited in accordance with PCAOB standards and including the notes thereto (together, the “Company Financial Statements”). The Company Financial Statements (a) have been prepared in accordance with the books and records of the Group Companies, (b) are true, correct and complete and fairly present in all material respects the financial condition and position as of the dates indicated therein and the results of operations of the Group Companies for the periods indicated therein, (c) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved and (d) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X).

(b) The Group Companies maintain a system of internal accounting controls which the Company reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability in all material respects, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

(c) Since January 1, 2020, none of the Founding Shareholder (as defined in the Company Articles) or the Company Board has been made aware in writing of (i) any fraud that involves the Company’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (ii) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which materially violate applicable Law. Since January 1, 2020, no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company to the Company Board or any committee thereof or to any director or officer of the Company.

Section 3.8 Absence of Changes. Since the Company Accounts Date, (a) each Group Company has (i) operated its principal business in the Ordinary Course in all material respects, (ii) used its reasonable best efforts to preserve its business in all material respects and (iii) collected receivables and paid payables and similar obligations in the Ordinary Course in all material respects; and (b) there has not been any Company Material Adverse Effect.

Section 3.9 Actions.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, no Group Company (or any Person for whose acts or defaults a Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any Action where amounts claimed against the Group Companies exceed US$1,000,000 (other than as claimant in the collection of debts arising in the Ordinary Course, none of which is material to the business of the Group Companies), or would otherwise materially affect the business, assets or properties of such Group Company.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Letter, there is no such Action pending or, to the Knowledge of the Company, threatened by or against any Group Company (or any Person for whose acts or defaults a Group Company may be vicariously liable) where amounts claimed against the Group Company exceed US$1,000,000, or would otherwise be reasonably expected to materially affect the business, assets or properties of such Group Companies.

(c) Except as set forth in Section 3.9(c) of the Company Disclosure Letter, no Group Company is subject to any continuing Governmental Order where amounts of claim against the Group Companies exceed US$500,000, nor is in default under any Governmental Order in any material respects.

Section 3.10 Liabilities. Except as set forth in Section 3.10 of the Company Disclosure Letter, no Group Company has any Liabilities except for (i) Liabilities set forth in the Company Financial Statements that have not been satisfied since the Company Accounts Date, and (ii) current Liabilities incurred since the Company Accounts Date in the Ordinary Course which do not exceed US$3,500,000 in the aggregate. Except for the Indebtedness incurred in the Ordinary Course, none of the Group Companies has any material Indebtedness that it has directly or indirectly created, incurred, assumed, or guaranteed, or with respect to which the Group Company has otherwise become directly or indirectly liable, and none of the Group Companies is a guarantor or indemnitor of any liabilities of any other Person (other than a Group Company).

Section 3.11 Material Contracts.

(a) For purposes hereof, “Material Contracts” means, collectively, any Contract to which a Group Company or any of its properties or assets is bound or subject to that (i) involves obligations (contingent or otherwise) or payments in excess of US$1,000,000 or has an unexpired term in excess of three (3) years, (ii) is a material agreement relating to Intellectual Property or IT Assets (other than generally available “off-the-shelf” shrink wrap software licenses obtained by the Group on non-exclusive basis and non-negotiated terms), (iii) involves any provisions providing for exclusivity, non-compete, “change in control”, “most favored nations”, rights of first refusal or first negotiation or similar rights against any Group Company for a term in excess of one (1) year, or (iv) involves a sharing of profits or losses. Section 3.11(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts, and true, correct and complete copies of such Material Contracts have been delivered or made available to SPAC prior to the date hereof.

(b) Each Material Contract is a valid and binding agreement of the Group Company that is a party thereto, and is in full force and effect and enforceable against the parties thereto. Each Group Company has duly performed all of its obligations in all material respects under each Material Contract to the extent that such obligations to perform have accrued, and there is no existing default or breach by any Group Company under such Material Contracts in any material respects. To the Knowledge of the Company, no Group Company has given written notice that it intends to terminate a Material Contract or that any other party thereto has breached, violated or defaulted under any Material Contract, and no Group Company has received any written notice that it has breached, violated or defaulted under any Material Contract or that any other party thereto intends to terminate such Material Contract.

Section 3.12 Title; Properties.

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, all assets included in the Company Financial Statements or acquired by any of the Group Companies or which have otherwise arisen since the Company Accounts Date, other than any assets disposed of or realized in the ordinary and usual course of business:

(i) are assets in which the Group Companies have lawful ownership rights or leasehold interest;

(ii) are, where capable of possession, in the possession or under the control of the relevant Group Company;

(iii) are free from Liens other than Permitted Liens;

(iv) are not the subject of any factoring arrangement, conditional sale or credit agreement;

(v) collectively represent in all material respects all assets (including all rights and properties) necessary for the conduct of the business of each Group Company as presently conducted.

(b) The use by a Group Company of real property that the Group Companies own or have legal or equitable title, leasehold interest or other right or interest (the “Real Properties”) is in compliance with all applicable Laws in all material respects, including all applicable building codes, environmental, zoning, subdivision, and land use laws. To the Knowledge of the Company, none of the Group Companies has received notice from any Governmental Authority advising it of a violation (or an alleged violation) of any such applicable Law.

(c) None of the Group Companies uses any Real Property in conduct of its business in the Ordinary Course except insofar as it holds valid land use rights, building ownership or has secured a lease with respect thereto. No material default on the part of any Group Company or event which, with the giving of notice or passage of time or both, would constitute a Company Material Adverse Effect, has occurred and continue to be unremedied or unwaived under the terms of any of the land use rights or the leases.

(d) There exists no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain proceedings, confiscation, dispute, claim, demand or similar proceeding with respect to, or which could affect, the continued use and enjoyment of any Real Property.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter lists all material Intellectual Property registrations and applications owned by or licensed to the Group Companies. All of such material Intellectual Property registrations and applications and all material unregistered proprietary Intellectual Property that are owned by the Group Companies are free and clear of all Liens other than Permitted Liens. All of such registrations and applications are subsisting and unexpired, all fees and filings required to maintain and renew same have been made, and to the Knowledge of the Company, all of same are valid and enforceable.

(b) The conduct of the business of the Group Companies does not infringe, misappropriate, dilute or violate the Intellectual Property of any other Person in all material respects and to the Knowledge of the Company, no Person is Infringing the Intellectual Property of the Group Companies in a manner that is material to the Group Companies taken as a whole.

(c) All Persons who created or invented material Intellectual Property on behalf of the Group Companies have assigned to the Group Companies in writing all of their rights in same that do not vest initially in such entities by operation of law.

(d) The Group Companies comply in all material respects with all applicable Laws and binding industry standards. The IT Assets used in the business of the Group Companies function in accordance with their specifications in all material respects and are free of material viruses, defects, malware and other corruptants. The Group Companies take all reasonable actions to protect the integrity, continuous operation and security of the IT Assets used in their business as presently conducted (and all data, including Personal Data, processed thereby), and there have been no material breaches, outages, violations or unauthorized uses of or, to the Knowledge of the Company, unauthorized access to the foregoing.

Section 3.14 Labor and Employment Matters.

(a) Each of the Group Companies is in material compliance with all applicable Laws, agreements, contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (or similar laws) (the “WARN Act”), the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks, pay for all working time, withholding and payment of employment taxes, and the proper classification of individuals as nonemployee contractors or consultants. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, none of the Group Companies has closed any site of employment or implemented any group terminations or layoffs of employees sufficient to trigger the notice requirements of the WARN Act, or implemented any early retirement, separation or window program within the past three years, nor has any Group Company planned or announced any such action or program for the future. Each Group Company has satisfied their payment obligations with respect to all wages, severance, allowances, commissions and other compensation required to be paid under any labor contract or applicable Law to the current and former employees and third party contractors of the Group Companies in all material respects.

(b) All Benefit Plans of the Group Companies are and have at all times been maintained in compliance with all applicable Laws in all material respects and have been sufficiently funded by the relevant Group Companies. Each Group Company is in compliance with all applicable Laws and Contracts in all material respects relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Laws and Contracts.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter: (x) there has not been, and to the Knowledge of the Company, there is not now pending or threatened, any strike, union organization activity, lockout, slowdown, picketing, or work stoppage or any unfair labor practice charge against any Group Company; and (y) no Group Company is bound by or subject to (and none of their assets or properties is bound by or subject to) any written Contract, commitment or arrangement with any labor union or any collective bargaining agreements. To the Knowledge of the Company, there are no pending or threatened Actions, charges, complaints, material grievance, audit, investigation, or inquiry by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the Group Companies’ employees, or otherwise concerning labor and employment matters with respect to any Group Company, except for such Actions that would not, individually or in the aggregate, be expected to be material to the Group Companies. To the Knowledge of the Company, no Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(d) Section 3.14(d) of the Company Disclosure Letter sets out a true, correct and complete description of all Company Transaction Bonus arrangements in existence or contemplated as of the date hereof. Except as set forth in Section 3.14(d) of the Company Disclosure Letter, the consummation of the Transactions will not give rise to any liability for severance pay, unemployment compensation or termination pay becoming due, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director or shareholder of the Group Companies, or any obligation to pay any Company Transaction Bonus.

Section 3.15 Effect of Investment. To the Knowledge of the Company, neither the entry into, nor compliance with, nor completion of the transactions contemplated by this Agreement nor the entry into, compliance with, or completion of the transactions contemplated by any of the other Transaction Documents will, or would be reasonably expected to cause any Group Company to lose the benefit of any contractual right or privilege it presently enjoys, or result in a breach of, or give any third party a right to terminate or vary, or result in any Lien under, any contract or arrangement to which any Group Company is a party and which would have a Company Material Adverse Effect.

Section 3.16 Brokers. Except as set forth in Section 3.16 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Group Company.

Section 3.17 Joint Proxy Statement/Prospectus. The information supplied by the Company in writing specifically for inclusion in the Joint Proxy Statement/Prospectus shall not, at (a) the time the Joint Proxy Statement/Prospectus is declared effective, (b) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to (i) the SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.18 Insolvency. Except as set forth in Section 3.18 of the Company Disclosure Letter:

(a) no Group Company is insolvent or unable to pay its debts, including its future and prospective debts incurred in the Ordinary Course, or is in liquidation under the law of the jurisdiction in which it is incorporated or other applicable Laws;

(b) no petition has been presented, application made, proceedings commenced, resolution passed or meeting convened for the termination, liquidation, bankruptcy or dissolution of any Group Company nor any process been commenced whereby the business of any Group Company is terminated and the assets of any Group Company are distributed amongst the creditors or shareholders or other contributories of the Group Company or whereby the affairs, business or assets of any Group Company are managed by a person appointed for the purpose by a court, governmental agency or similar body or by any creditor or the Group Company itself, nor has any such order or relief been granted or appointment made, and there are no cases or proceedings under any applicable Laws with respect to insolvency, reorganisation, or related matters in any jurisdiction concerning any Group Company, and to the Knowledge of the Company, no events have occurred which, under the law of the jurisdiction in which it is incorporated or other applicable Laws, would justify any such cases or proceedings;

(c) no liquidator, trustee, supervisor, nominee, custodian or similar official and no liquidation committee or similar body have been appointed in respect of the whole or any part of the business or assets of any Group Company nor has any step been taken for or with a view to the appointment of such a person or body nor has any event taken place or is likely to take place as a consequence of which such an appointment might be made; and

(d) no ruling declaring the insolvency of any Group Company has been made and no public announcement in respect of the same has been pronounced by a court of the jurisdiction in which it is incorporated.

Section 3.19 Environmental Matters. Except as would not have a Company Material Adverse Effect, the Group Companies are in compliance with the applicable Environmental Laws in the respective jurisdictions where they conduct their business.

Section 3.20 Insurance. Each of the Group Companies has insurance policies covering such risks as are customarily carried by Persons conducting business in the Ordinary Course in the industries and geographies in which the Group Companies operate. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid as of the date of this Agreement, except as would not have a Company Material Adverse Effect.

Section 3.21 Related Party Transactions. Except for written employment agreements made available to SPAC prior the date hereof and except as set forth in Section 3.21 of the Company Disclosure Letter, the Group Companies have not engaged in any transactions with Related Parties that would be required to be disclosed in the Joint Proxy Statement/Prospectus.

Section 3.22 No Outside Reliance. Notwithstanding anything contained in this Agreement, the Company has made its own investigation of SPAC and that neither SPAC nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by SPAC in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of SPAC. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the SPAC Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its Representatives) or reviewed by the Company pursuant to the Confidentiality Agreement or otherwise) or management presentations that have been or shall hereafter be provided to the Company or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of SPAC or the SPAC Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of SPAC are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE IV

WARRANTIES OF SPAC

Except as set forth in (i) the SPAC SEC Filings (excluding any risk factors or predictive or forward-looking statements) or (ii) the disclosure letter delivered to the Company by SPAC on the date of this Agreement (the “SPAC Disclosure Letter”), SPAC hereby represents and warrants to the Company the following:

Section 4.1 Organization, Good Standing, Corporate Power and Qualification. SPAC is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a SPAC Material Adverse Effect. As of the date of this Agreement, SPAC has either delivered or made available to the Company, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database, a true and complete copy of the SPAC Articles.

Section 4.2 Capitalization and Voting Rights.

(a) The validly issued share capital of SPAC as of the date of this Agreement is set forth in Section 4.2(a) of the SPAC Disclosure Letter which sets forth, as of the date of this Agreement, the following (on an aggregate, and not holder-by-holder, basis): (i) issued and outstanding SPAC Ordinary Shares, by class or series; (ii) issued and outstanding SPAC Preference Shares; and (iii) warrants and other share purchase rights, if any. All SPAC Shares that are issued and outstanding (i) have been duly authorized and have been validly issued and are non-assessable and fully paid, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

(b) Except as set forth in Section 4.2(b) of the SPAC Disclosure Letter, (i) there are no authorized, outstanding or issued Equity Securities of SPAC; (ii) SPAC is not obligated to issue, sell or transfer any Equity Securities of SPAC; (iii) other than the SPAC Articles, SPAC is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Securities of SPAC; (iv) SPAC has not granted any registration rights or information rights to any other Person; (v) there are no phantom shares and there are no voting or similar agreements entered into by SPAC which relate to the share capital, registered capital or charter capital of SPAC; and (vi) SPAC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the SPAC Shareholders on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c) SPAC does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

(d) SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.3 Authorization. SPAC has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder, subject to receipt of SPAC Shareholders Approval. All corporate actions on the part of SPAC necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board approval) have been taken, subject to (a) obtaining SPAC Shareholders Approval and (b) the filing of the Initial Merger Filing Documents. This Agreement and the other Transaction Document to which SPAC is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of SPAC, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 4.4 Consents; No Conflicts. Assuming the warranties in Article III and Article V are true and correct, except (a) as otherwise set forth in the SPAC Disclosure Letter, (b) for the SPAC Shareholders Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands (including the filing of the Plan of Initial Merger and such other documents with the Cayman Islands Registrar of Companies in accordance with the Cayman Act), the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (d) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a SPAC Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby and thereby will not (i) (assuming compliance with the matters referred to in clauses (a) through (d) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of SPAC, (C) any applicable Law or public privacy policy, (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Lien upon any of the properties or assets of SPAC other than any restrictions under federal or state securities laws, this Agreement or the SPAC Articles, except in the case of sub-clauses (A), (C), and (D) of clause (i), as would not have a SPAC Material Adverse Effect.

Section 4.5 Tax Matters. All material Tax Returns required to be filed by or with respect to SPAC have been duly and timely filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by SPAC have been or will be paid in a timely fashion or have been accrued for on the financial statements of SPAC. No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by, and no notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding. No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction. SPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 4.6 Financial Statements; Investment Company.

(a) The financial statements of SPAC contained in the SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, and (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC).

(b) SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since the formation of SPAC, neither SPAC nor, to the Knowledge of SPAC, any Representative of SPAC, has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC with respect to the SPAC Financial Statements or the internal accounting controls of SPAC, including any written complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices. Since the formation of SPAC, no attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by SPAC or any of its Representatives to the SPAC Board or any committee thereof or to any director or officer of SPAC.

(d) SPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities incurred after the SPAC Accounts Date in the Ordinary Course, (ii) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, (iii) the SPAC Transaction Expenses, and (iv) obligations and liabilities reflected, or reserved against, in the SPAC Financial Statements or as set forth in Section 4.6(d) of the SPAC Disclosure Letter.

(e) To the Knowledge of SPAC, SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

Section 4.7 Related Party Transactions. Except as set forth in Section 4.7 of the SPAC Disclosure Letter, SPAC has not engaged in any transactions with Related Parties that would be required to be disclosed in the Joint Proxy Statement/Prospectus.

Section 4.8 Absence of Changes. Since the SPAC Accounts Date, (a) SPAC has operated its business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (b) there has not been any SPAC Material Adverse Effect. SPAC has used commercially reasonable efforts to preserve intact the present business organizations of SPAC.

Section 4.9 Actions. Except as set forth in Section 4.9 of the SPAC Disclosure Letter or as would not have a SPAC Material Adverse Effect, (a) there is no Action pending or, to the Knowledge of SPAC, threatened against or affecting SPAC; and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its assets or properties.

Section 4.10 Brokers. Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates.

Section 4.11 Joint Proxy Statement/Prospectus. The information supplied by SPAC in writing specifically for inclusion in the Joint Proxy Statement/Prospectus shall not, at (a) the time the Joint Proxy Statement/Prospectus is declared effective, (b) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to (i) the SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.12 SEC Filings. SPAC has timely (after taking into consideration all applicable extensions) filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.13 Trust Account. As of the date of this Agreement, SPAC has at least US$414,000,000 in the Trust Account being held in accordance with the Investment Management Trust Agreement, dated as of January 21, 2021, between SPAC and Continental Stock Transfer & Trust Company, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed, in all material respects, the obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement in any material respect, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder in any material respect.

Section 4.14 Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except for the Transactions, SPAC is not obligated to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 4.15 NYSE Quotation. As of the date of this Agreement, SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “PV”, “PV WS” and “PV.U”, respectively. SPAC is in compliance with the rules of NYSE in all material respects and there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by NYSE or the SEC with respect to any intention by such entity to deregister SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units or terminate the listing thereof on NYSE. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units under the Exchange Act except in connection with the Transactions.

Section 4.16 Board Approval. The SPAC Board has unanimously (a) determined that this Agreement and the Transactions contemplated herein are in the best interests of SPAC and constitute a Business Combination, (b)(i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable Transaction Documents and the execution, delivery and performance thereof, (c) made the SPAC Board Recommendation and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption.

Section 4.17 No Outside Reliance. Notwithstanding anything contained in this Agreement, each of SPAC and the Sponsor has made its own investigation of the Group Companies and the Acquisition Entities and that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III and by the Acquisition Entities in Article V, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its Representatives) or reviewed by SPAC pursuant to the Confidentiality Agreement or otherwise) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Group Companies or the Company Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III and Article V. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Group Companies are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III and Article V, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE V

WARRANTIES OF THE ACQUISITION ENTITIES

PubCo, Merger Sub 1 and Merger Sub 2 (each, an “Acquisition Entity”) hereby jointly and severally represent and warrant to SPAC, the following:

Section 5.1 Organization, Good Standing, Corporate Power and Qualification. Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Acquisition Entity has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereunder and thereunder.

Section 5.2 Capitalization and Voting Rights.

(a) As of the date of this Agreement and as of immediately prior to the Closing:

(i) the authorized share capital of PubCo consists of 50,000 shares of a par value of US$1.00 each, of which one (1) PubCo Ordinary Share is issued and outstanding (the “PubCo Share” and upon the completion of the PubCo Share Sub-division, the “PubCo Shares”) and held by the Initial PubCo Holder.

(ii) the authorized share capital of Merger Sub 1 consists of 50,000 shares, of which one (1) share is issued and outstanding (the “Merger Sub 1 Share”) and held by PubCo; and

(iii) the authorized share capital of Merger Sub 2 consists of 50,000 shares, of which one (1) share is issued and outstanding (the “Merger Sub 2 Share”) and held by PubCo.

The PubCo Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, (A) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (B) were, or will be, issued, in compliance in all material respects with applicable Law, and (C) were not, and will not be, issued in breach or violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.

(b) Except (A) as set forth in Section 5.2(a), including any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions and (B) the Private Placement Agreements, (i) no Acquisition Entity has authorized, outstanding or issued any Equity Securities; (ii) no Acquisition Entity is obligated to issue, sell or transfer any Equity Securities; (iii) no Acquisition Entity is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of such Acquisition Entity; (iv) no Acquisition Entity has granted any registration rights or information rights to any other Person; (v) there are no phantom shares and there are no voting or similar agreements entered into by any Acquisition Entity which relate to the share capital, registered capital or charter capital of such Acquisition Entity; and (vi) no Acquisition Entity has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of such Acquisition Entity on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Merger Sub 1 and Merger Sub 2 and, as of the Closing Date, the Surviving Company and SPAC. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

(d) No Acquisition Entity is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

Section 5.3 Authorization. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Initial Merger Filing Documents, the Second Merger Filing Documents and the Third Merger Filing Documents. This Agreement and the other Transaction Document to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 5.4 Consents; No Conflicts. Assuming the warranties in Article IV are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands (including the filing of the Plan of Initial Merger, the Plan of Second Merger, the Plan of Third Merger and such other documents with the Cayman Islands Registrar of Companies in accordance with the Cayman Act), the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Company Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of each Acquisition Entity, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which it is or will be a party by each Acquisition Entity does not, and the consummation by such Acquisition Entity of the transactions contemplated hereby and thereby will not result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Acquisition Entity) or cancellation under, (a) (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Acquisition Entity, (iii) any applicable Law or public privacy policy, (iv) any Contract to which such Acquisition Entity is a party or by which its assets are bound, or (b) result in the creation of any Lien upon any of the properties or assets of such Acquisition Entity other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of such Acquisition Entity, except in the case of sub-clauses (i), (iii), and (iv) of clause (a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions.

Section 5.5 Absence of Changes. Since the date of its incorporation, each Acquisition Entity has operated its business in the Ordinary Course.

Section 5.6 Actions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into and perform the Transaction Documents to which it is or will be a party and to consummate the Transactions, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting any Acquisition Entity; and (b) there is no judgment or award unsatisfied against such Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties.

Section 5.7 Brokers. Except as set forth in Section 3.16 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity or any of its Affiliates.

Section 5.8 Joint Proxy Statement/Prospectus. The information supplied by each Acquisition Entity in writing specifically for inclusion in the Joint Proxy Statement/Prospectus shall not, at (a) the time the Joint Proxy Statement/Prospectus is declared effective, (b) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to (i) SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.9 Investment Company Act; JOBS Act. No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. No Acquisition Entity constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10 Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by the Transaction Documents and the Transactions, will have no, material assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.11 PIPE Investment.

(a) PubCo has delivered to the Company and SPAC true, correct and complete copies of each of the PIPE Subscription Agreements (other than the Additional PIPE Subscription Agreements, which will be delivered by PubCo promptly upon execution), pursuant to which the PIPE Investors have committed or will commit to provide equity financing to PubCo solely for purposes of consummating the Transactions. With respect to each PIPE Investor, the PIPE Subscription Agreement with such PIPE Investor is or will be, upon execution thereof, in full force and effect and has or will have not been withdrawn or terminated, or otherwise amended or modified in any material respect, and no withdrawal or termination, amendment or modification in any material respect is contemplated by PubCo. Each PIPE Subscription Agreement is or will be, upon execution thereof, a legal, valid and binding obligation of PubCo and each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Private Placement Agreement violates or will violate any Laws. There are no other agreements, side letters, or arrangements between any Acquisition Entity and any PIPE Investor relating to any PIPE Subscription Agreement and, as of the date of this Agreement, no Acquisition Entity knows of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the relevant investment amount not being made available to PubCo, on the Closing Date consistent with the terms and conditions hereof. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of an Acquisition Entity under any material term or condition of any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent to the obligations of the PIPE Investors to contribute to PubCo the applicable portion of investment amount thereunder on the terms therein.

(b) No fees, consideration or other discounts are payable or have been agreed by PubCo or any of its Subsidiaries (including, from and after the Closing, the Surviving Company and its Subsidiaries) to any PIPE Investor in respect of its investment, except as set forth in the PIPE Subscription Agreements.

Section 5.12 Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Joint Proxy Statement/Prospectus with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.

Section 5.13 No Outside Reliance. Notwithstanding anything contained in this Agreement, PubCo has made its own investigation of SPAC and that neither SPAC nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by SPAC in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of SPAC. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the SPAC Disclosure Letter or elsewhere, as well as any information, documents or other materials or management presentations that have been or shall hereafter be provided to PubCo or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of SPAC or the SPAC Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV. Except as otherwise expressly set forth in this Agreement, PubCo understands and agrees that any assets, properties and business of SPAC are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE VI

COVENANTS OF THE COMPANY AND THE ACQUISITION ENTITIES

Section 6.1 Certain Pre-Closing Actions.

(a) Prior to the Initial Merger Effective Time, the Company Articles shall be duly amended to exempt the Transactions from the provisions of the Company Articles, including but not limited to, Article 10 (Anti-Dilution Protection) therein and Section 1.1 (Liquidation Rights) and Section 1.3 (Conversion Rights) of Schedule I thereto.

(b) At the Initial Merger Effective Time, PubCo’s Organizational Documents, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of PubCo attached hereto as Exhibit I (the “PubCo Articles”), and, as so amended and restated, shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Act.

Section 6.2 PubCo NYSE Listing. Prior to the Closing, PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on NYSE and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Closing Date.

Section 6.3 Conduct of Business. Except (i) as expressly contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth in Section 6.3 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except with respect to matters set forth in Section 6.3(a) and Section 6.3(g)), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause each other Material Subsidiary to, operate its business in the Ordinary Course, and shall not, and shall not permit any other Group Company to, and each Acquisition Entity shall not:

(a) (i) amend its memorandum and articles of association or other organizational documents (whether by merger, consolidation, amalgamation or otherwise); or (ii) propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization;

(b) incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness for borrowed money, issue or sell any debt securities or options, warrants or other rights to acquire debt securities in a principal amount, individually or in the aggregate, exceeding US$3,000,000, except for amendments thereto that are immaterial, beneficial to the Company or otherwise required in order to consummate the Transactions;

(c) transfer, issue, sell, grant, pledge or otherwise dispose of (i) any of its Equity Securities, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment to issue, deliver or sell any Equity Securities, other than the issuance of (A) Equity Securities upon conversion of Company Preferred Shares; and (B) Equity Securities of PubCo pursuant to the PIPE Investment or this Agreement;

(d) amend, modify, adopt, enter into or terminate any Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be a Benefit Plan if in effect as of the date of this Agreement;

(e) sell, lease, exclusively license, transfer, abandon, allow to lapse or dispose of any material property or assets (including material Intellectual Property), in any single transaction or series of related transactions, except for (i) non-exclusive licenses entered into in the Ordinary Course, (ii) transactions that involve properties or assets having an aggregate value not exceeding US$10,000,000, or (iii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Group Companies;

(f) materially change any public privacy policy or the operation or security of any IT Assets, except as required by Law;

(g) merge, consolidate or amalgamate with or into any Person;

(h) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of US$5,000,000 individually and US$10,000,000 in the aggregate;

(i) settle any Action with any Governmental Authority or any other third party in excess of US$1,000,000 individually and US$5,000,000 in the aggregate;

(j) (i) split, combine or reclassify any shares of its share capital, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the BF ESOP in accordance with repurchase rights existing on the date of this Agreement, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

(k) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any capital expenditures or obligations for the purposes of opening new retail stores, IT support and/or fulfilling obligations under any existing agreements (whether or not a Material Contract) in an amount not to exceed US$1,000,000 in the aggregate;

(l) authorize, make or incur any Company Transaction Bonus or obligations or liabilities in connection therewith, other than those disclosed in Section 3.14(d) of the Company Disclosure Letter;

(m) enter into any Material Contract, or amend any such Material Contract, in each case, except as would not have a Company Material Adverse Effect;

(n) voluntarily terminate, suspend, abrogate, amend or modify any material Permit in a manner materially adverse to the Group Companies, taken as a whole;

(o)    make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(p)    make any material change in its accounting principles or methods unless required by IFRS or applicable Law; or

(q)    enter into any agreement or otherwise make a commitment to do any of the foregoing.

Section 6.4    Access to Information. Upon reasonable prior notice and subject to applicable Law (and including for this purpose any COVID-19 Measures), during the Interim Period, the Company shall, and shall cause each other Group Company and each of its and their respective officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its officers, directors, employees and Representatives, following notice from SPAC in accordance with this Section 6.4, reasonable access during normal business hours to the officers, employees, agents, properties, offices and other facilities, books and records of the Group Companies, and all financial, operating and other data and information as shall be reasonably requested; provided, however, that in each case, the Company shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any Trade Secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty or duty of loyalty, or (c) waive the protection of any attorney-client privilege. All information and materials provided pursuant to this Agreement will be subject to the provisions of the Confidentiality Agreement.

Section 6.5 Post-Closing Directors and Officers of PubCo. Subject to the terms of the PubCo Articles, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

(a) the PubCo Board shall consist of seven (7) directors, who shall consist of one individual designated in writing by Sponsor and six (6) individuals designated in writing by the Company, each such director to hold office in accordance with the PubCo Articles; and

(b) the officers of the Company holding such positions as set forth on Section 6.5(b) of the Company Disclosure Letter shall be the officers of PubCo, each such officer to hold office in accordance with the PubCo Articles until they are removed or resign in accordance with the PubCo Articles or until their respective successors are duly elected or appointed and qualified.

Section 6.6 D&O Indemnification and Insurance.

(a) From and after the Closing, the Surviving Company and PubCo shall jointly and severally indemnify and hold harmless each present and former director and officer of the Company, any of its Subsidiaries, SPAC and any Acquisition Entity (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Company and PubCo shall, and shall cause their Material Subsidiaries to, (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Company and its Subsidiaries’ and each Acquisition Entity’s or SPAC’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents of the Surviving Company and its Subsidiaries or such Acquisition Entity or SPAC, respectively, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the Closing, each of PubCo, the Surviving Company and SPAC shall (and the Surviving Company shall cause its Subsidiaries to) maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s, any of its Subsidiaries’, SPAC’s or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo, the Surviving Company, its Subsidiaries, SPAC or any Acquisition Entity be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively, for such insurance policy for the year ended December 31, 2021; provided, however, that (i) each of PubCo, the Surviving Company and SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, the Surviving Company, SPAC and PubCo, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.6 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.6 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the Surviving Company, SPAC and PubCo and all of their respective successors and assigns. In the event that the Surviving Company, SPAC, PubCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company, SPAC or PubCo, respectively, shall ensure (and each of PubCo, SPAC and the Surviving Company shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns of the Surviving Company, SPAC or PubCo as the case may be, shall succeed to the obligations set forth in this Section 6.6.

(d) The provisions of Section 6.6(a) through Section 6.6(c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Surviving Company, SPAC and PubCo and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 6.7 No Trading in SPAC Securities. The Company acknowledges and agrees that it is aware, and that each other Group Company has been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any Equity Securities of SPAC in violation of such Laws, or cause or encourage any Person to do any of the foregoing.

Section 6.8 Anti-Takeover Matters. The Company shall not adopt any shareholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Group Company would be or become subject, party or otherwise bound.

Section 6.9 Private Placements. Unless otherwise approved in writing by SPAC and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), PubCo shall not enter into any Additional PIPE Subscription Agreements, permit any amendment or modification to be made to (or any waiver (in whole or in part) of), or otherwise provide consent to or under (including consent to termination) any provision or remedy under, or any replacements of, any of the Private Placement Agreements. PubCo and the Company shall use their reasonable best efforts to take, or with respect to actions required to be taken by the counterparties to the Private Placement Agreements, request to be taken by such counterparties, all actions, and use their reasonable best efforts to do, or with respect to actions required to be taken by such counterparties request to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Private Placement Agreements on the terms and conditions described therein, including maintaining in effect the Private Placement Agreements. PubCo agrees that from and after the date hereof, it shall assume all of the obligations of the Company under the Placement Agent Engagement Letter and shall be fully bound by and subject to all obligations of the Company under the Placement Agent Engagement Letter as if it were an original party thereto.

Section 6.10 Shareholder Support Deeds and Lock-Up Agreements. To the extent that any Company Shareholder has not delivered to the Company and SPAC a copy of the Shareholder Support Deed or the Lock-Up Agreement duly executed by such Company Shareholder prior to the date of this Agreement, the Company shall use its commercially reasonable efforts to procure such Company Shareholder deliver such duly executed Shareholder Support Deed or the Lock-Up Agreement (as applicable) to the Company and SPAC as soon as practicable (and in any event within forty-five (45) days) after the date hereof.

ARTICLE VII

COVENANTS OF SPAC

Section 7.1 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to former SPAC Shareholders pursuant to the SPAC Share Redemption, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account to PubCo or the Surviving Company (as may be elected by PubCo) for immediate use, subject to this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.2 NYSE Listing. During the Interim Period, SPAC shall ensure SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units remain listed on NYSE.

Section 7.3 Conduct of Business. Except (i) as expressly contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law, (iii) as set forth in Section 7.3 of the SPAC Disclosure Letter or (iv) as consented to by the Company in writing (which consent with respect to the matters set forth in Section 7.3(e), Section 7.3(f), Section 7.3(g), Section 7.3(i) and Section 7.3(j) shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC shall operate its business in the Ordinary Course and shall not:

(a) change, modify or amend the Trust Agreement or the SPAC Articles;

(b) (i) make or declare any dividend or distribution to the SPAC Shareholders or make any other distributions in respect of any of Equity Securities of SPAC, (ii) sub-divide, combine, reclassify or otherwise amend any terms of any Equity Securities of SPAC or (iii) purchase, repurchase, redeem or otherwise acquire any of Equity Securities of SPAC, other than a redemption of SPAC Class A Ordinary Shares made as part of the SPAC Share Redemption;

(c) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;

(d) make or change any material election in respect of material Taxes, except to comply with GAAP or applicable Law;

(e) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course;

(f) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or other material Liability in a principal amount or amount, as applicable, exceeding US$2,000,000 in the aggregate, other than (i) Indebtedness or other Liabilities expressly contemplated by this Agreement, including as set out in the SPAC Disclosure Letter or (ii) Liabilities that qualify as SPAC Transaction Expenses;

(g) make any change in its accounting principles or methods unless required by GAAP;

(h) issue any Equity Securities or grant any options, warrants or other equity-based awards;

(i) settle or agree to settle any litigation, action, proceeding or investigation before any Governmental Authority or that imposes injunctive or other non-monetary relief on SPAC or an Acquisition Entity;

(j) form any Subsidiary;

(k) liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC; or

(l) enter into any agreement or otherwise make a commitment to do any of the foregoing.

Section 7.4 SPAC Public Filings. During the Interim Period, SPAC will use reasonable efforts to keep current, accurate and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.5 Voting of Company Shares. At any meeting of the shareholders of the Company called to seek the Company Shareholders Approval, or at any adjournment thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval with respect to this Agreement, any other Transaction Document, the Second Merger, or any other Transaction is sought, SPAC (a) shall, if a meeting is held, appear at such meeting or otherwise cause the Company Shares for which SPAC has received a proxy pursuant to the Shareholder Support Deeds to be counted as present at such meeting for purposes of establishing a quorum and respond to each request by the Company for written consent, if any, and (ii) shall vote or cause to be voted (including by written consent, if applicable) such Company Shares in favor of granting the Company Shareholders Approval.

ARTICLE VIII

FURTHER AGREEMENTS

Section 8.1 Regulatory Approvals; Other Filings.

(a) Each of the Company, SPAC and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, non-actions or waivers in connection with the Transactions (collectively, the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, SPAC and the Acquisition Entities shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, SPAC and the Acquisition Entities shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company and the Acquisition Entities shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any substantive notices or written communications received by such Party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such Party shall permit counsel to the other Parties an opportunity to review in advance, and each such Party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such Party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of the Company, SPAC or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the other Parties. To the extent not prohibited by Law, the Company and the Acquisition Entities agree to provide SPAC and its counsel, and SPAC agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such parties or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, SPAC and the Acquisition Entities agrees to make all filings, to provide all information reasonably required of such Party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such Party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such Party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such Party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such Party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

(c) Without limiting Section 8.1(a) and Section 8.1(b), PubCo and the Company shall, within twenty (20) Business Days following the date hereof, file or supply, or cause to be filed or supplied in connection with the transactions contemplated herein, all notifications and information required to be filed or supplied pursuant to the HSR Act.

(d) Subject to Section 11.6, each Party shall be responsible for and pay the filing fees that are, pursuant to applicable Laws, payable by such Party to the Governmental Authorities in connection with the Transactions.

Section 8.2 Non-Solicit.

(a) During the Interim Period, SPAC will not, and will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b) During the Interim Period, the Company shall not, and shall cause the Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third party with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any third party in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding with any third party regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company or any Group Company, or a newly-formed holding company of the Group Companies or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(c) Each of the Company and SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any SPAC Acquisition Proposal (as applicable).

(d) Nothing in this Agreement shall prohibit SPAC or the SPAC Board from making any legally required disclosure, including disclosure of factual information regarding the business, financial condition or results of operations of the SPAC.

(e) SPAC shall notify the Company promptly (but in no event later than forty-eight (48) hours) after its receipt of any SPAC Acquisition Proposal, or any material change to any terms of a SPAC Acquisition Proposal previously disclosed to the Company. Such notice shall be in writing, and shall specify in reasonable detail the identity of the Person making the SPAC Acquisition Proposal and all material terms and conditions of such SPAC Acquisition Proposal. SPAC shall also promptly, and in any event within forty-eight (48) hours, notify the Company in writing if it enters into discussions or negotiations concerning any SPAC Acquisition Proposal in accordance with this Section 8.2.

Section 8.3 Preparation of Joint Proxy Statement/Prospectus; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Meeting and Approvals.

(a) Joint Proxy Statement/Prospectus.

(i) As promptly as reasonably practicable after the execution of this Agreement, SPAC, the Acquisition Entities and the Company shall prepare, and PubCo shall file with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Joint Proxy Statement/Prospectus”) relating to the SPAC Shareholders’ Meeting to approve and adopt: (A) the Business Combination, this Agreement, the Plan of Initial Merger, and the other Transaction Documents, the Mergers and the other Transactions, (B) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Joint Proxy Statement/Prospectus or correspondence related thereto, (C) any other proposals as reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (D) adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (D), collectively, the “Transaction Proposals”). SPAC, the Acquisition Entities and the Company each shall use their commercially reasonable efforts to (1) cause the Joint Proxy Statement/Prospectus when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Joint Proxy Statement/Prospectus, (3) cause the Joint Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as practicable and (4) keep the Joint Proxy Statement/Prospectus effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Joint Proxy Statement/Prospectus, the Company, SPAC and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Ordinary Shares and the PubCo Warrants pursuant to this Agreement. Each of the Company, SPAC and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information concerning the Company and its Subsidiaries (in the case of the Company) or SPAC (in the case of SPAC) and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Joint Proxy Statement/Prospectus, SPAC shall mail (or cause to be mailed) the Joint Proxy Statement/Prospectus to the SPAC Shareholders. Each of SPAC, PubCo and the Company shall furnish to the other Parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Joint Proxy Statement/Prospectus, or any other statement, filing, notice or application made by or on behalf of SPAC, PubCo, the Company or their respective Affiliates to any regulatory authority (including NYSE) in connection with the Transactions.

(ii) Any filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be mutually prepared and agreed upon by SPAC, PubCo and the Company. PubCo and the Company will advise SPAC, and SPAC will advise PubCo and the Company, as applicable, promptly after receiving notice thereof, of the time when the Joint Proxy Statement/Prospectus has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide each other with a reasonable opportunity to provide comments and amendments to any such filing. SPAC, PubCo and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Joint Proxy Statement/Prospectus and any amendment to the Joint Proxy Statement/Prospectus filed in response thereto.

(iii) If, at any time prior to the Closing, any event or circumstance relating to SPAC or its officers or directors, is discovered by SPAC which should be set forth in an amendment or a supplement to the Joint Proxy Statement/Prospectus, SPAC shall promptly inform the Company and PubCo. If, at any time prior to the Closing, any event or circumstance relating to the Company, an Acquisition Entity, or any of their respective Subsidiaries or their respective officers or directors, is discovered by an Acquisition Entity or the Company which should be set forth in an amendment or a supplement to the Joint Proxy Statement/Prospectus, the Company or PubCo, as the case may be, shall promptly inform SPAC. Thereafter, SPAC, PubCo and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Joint Proxy Statement/Prospectus describing or correcting such information and shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.

(b) SPAC Shareholders Approval.

(i) Prior to or as promptly as practicable after the Joint Proxy Statement/Prospectus is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date on which the Joint Proxy Statement/Prospectus is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the SPAC Shareholders Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing SPAC Shareholders with the opportunity to elect to effect a SPAC Share Redemption and such other matter as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the SPAC Shareholders Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, stock exchange rules and the SPAC Articles; provided that none of SPAC, Sponsor or any of their Affiliates shall be required to pay any additional consideration to any SPAC Shareholder in order to obtain the SPAC Shareholders Approval. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Shareholders’ Meeting and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC may adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that SPAC reasonably determines (following consultation with the Company, except with respect to any Company Acquisition Proposal) is necessary to comply with applicable Laws is provided to the SPAC Shareholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, or (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders Approval; provided further that SPAC may adjourn or on one occasions without the consent of the Company so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of twenty (20) consecutive calendar days in connection with such adjournment or postponement.

(ii) Subject to Section 8.2, the Joint Proxy Statement/Prospectus shall include a statement to the effect that SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall (A) withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any SPAC Acquisition Proposal (any action described in the foregoing clauses (A) and (B), a “Change in Recommendation”); provided that the SPAC Board may make a Change in Recommendation prior to receipt of the SPAC Shareholders Approval if it determines in good faith that it is required to do so in order to comply with the directors’ fiduciary duties under applicable Laws; provided, further, that even if the SPAC Board makes a Change in Recommendation in accordance with this Section 8.3(b)(ii), SPAC shall comply with its obligations in the first sentence of Section 8.3(b)(i).

(c) Company Shareholders Approval.

(i) Prior to or as promptly as practicable after the Joint Proxy Statement/Prospectus is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment thereof, the “Company Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Joint Proxy Statement/Prospectus is declared effective under the Securities Act for the purpose of obtaining the Company Shareholders Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of this Agreement) and such other matter as may be mutually agreed by SPAC and the Company. The Company will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the Company Shareholders Approval and (B) obtain the vote or consent of its shareholders required by and in compliance with all applicable Law. The Company (x) shall set the date of the Company Shareholders’ Meeting to be seven days after the Joint Proxy Statement/Prospectus is declared effective and (y) shall not adjourn the Company Shareholders’ Meeting without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Company may adjourn the Company Shareholders’ Meeting (1) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, there are insufficient Company Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, or (2) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, adjournment of the Company Shareholders’ Meeting is necessary to enable the Company to solicit additional proxies required to obtain Company Shareholders Approval; provided further that for both sub-clauses (1) and (2) in the aggregate the Company may adjourn on only one occasion and so long as the date of the Company Shareholders’ Meeting is not adjourned or postponed more than an aggregate of ten (10) consecutive days in connection with such adjournment.

(ii) The Company shall send meeting materials to the Company Shareholders entitled to receive notice of the Company Shareholders’ Meeting which shall seek the Company Shareholders Approval and shall include in all such meeting materials it sends to such Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that such Company Shareholders vote in favor of the Company Shareholders Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

Section 8.4 Support of Transaction. Without limiting any covenant in Article VI or Article VII, each of the Company and the SPAC shall, and the Company shall cause the other Group Companies and the Acquisition Entities to, (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Group Companies or the Acquisition Entities and SPAC, as applicable, are required to obtain in order to consummate the Transactions, (b) take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article IX (including, in the case of PubCo, the use of commercially reasonable efforts to enforce PubCo’s rights under the PIPE Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement shall require any of the Group Companies, SPAC or any Acquisition Entity or any of their respective Affiliates to (i) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (ii) seek to have any stay or Governmental Order vacated or reversed, (iii) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of PubCo, any Group Company or SPAC, (iv) take or commit to take actions that limit the freedom of action of any of PubCo, the Group Companies or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of PubCo, any Group Company or SPAC or (E) grant any financial, legal or other accommodation to any other Person.

Section 8.5 Tax Matters.

(a) Each of SPAC, the Acquisition Entities and the Company shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment and (ii) cause, for U.S. federal income tax purposes, Merger Sub 1 to elect to be disregarded as an entity separate from its owner for U.S. federal income tax purposes as of the effective date of its formation and not subsequently change such classification effective on or prior to the Closing Date. Each of SPAC, the Acquisition Entities and the Company shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) In the event that SPAC, the Acquisition Entities or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment of the Mergers, or the SEC requests or requires tax opinions, each Party shall use reasonable efforts to execute and deliver customary tax representation letters (not to be inconsistent with this Agreement or the other Transaction Documents) as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

(c) Transfer Taxes. PubCo shall be responsible for and shall pay all Transfer Taxes incurred in connection with the transactions contemplated by this Agreement and shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 8.6 Shareholder Litigation. The Company and PubCo shall promptly advise SPAC, and SPAC shall promptly advise the Company, as the case may be, of any Action commenced (or to the Knowledge of the Company or PubCo or the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions, the occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any Party to effect the Transactions not to be satisfied or is reasonably likely to have a material adverse effect on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof (any such Action, “Shareholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a Company Acquisition Proposal or a SPAC Acquisition Proposal, (a) the Company and PubCo shall give SPAC a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of SPAC in connection therewith) brought against the Company or PubCo, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) SPAC and shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against SPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.7 Notice of Developments. During the Interim Period, the Company shall promptly notify SPAC in writing, and SPAC shall promptly notify the Company in writing, upon any of the Group Companies or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be): (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any Party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 8.7 shall not cure any breach of any warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 8.7 shall not give rise to any liability of the Company or SPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.

Section 8.8 Delisting and Deregistration. The Company, PubCo and SPAC shall use their respective reasonable best efforts to cause the SPAC Units, SPAC Ordinary Shares and SPAC Warrants to be delisted from NYSE (or be succeeded by the respective PubCo securities) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by PubCo) as of the Initial Merger Effective Time or as soon as practicable thereafter.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of SPAC, the Company and the Acquisition Entities. The obligations of each of SPAC, the Company and the Acquisition Entities to consummate, or cause to be consummated, the Transactions at the Closing, are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all Parties:

(a) the SPAC Shareholders Approval shall have been obtained and remain in full force and effect;

(b) the Company Shareholders Approval shall have been obtained and remain in full force and effect;

(c) the waiting period or periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired;

(d) the Joint Proxy Statement/Prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Joint Proxy Statement/Prospectus shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e) (i) PubCo’s initial listing application with NYSE in connection with the Transactions shall have been approved and PubCo will, immediately following the Closing, satisfy any applicable initial and continuing listing requirements of NYSE, and PubCo shall not have received any notice of non-compliance therewith, and (ii) the PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject to official notice of issuance;

(f) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; and

(g) upon the Closing and after giving effect to any SPAC Share Redemption and the Private Placement, PubCo will have net tangible assets of at least US$5,000,001.

Section 9.2 Conditions to Obligations of SPAC. The obligations of SPAC to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a) (i) the Company and PubCo Fundamental Warranties shall be true and correct in all but de minimis respects, in each case as of the Closing Date, except with respect to such warranties which speak as to an earlier date, which warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the other Transaction Documents, and (ii) each of the warranties of the Company contained in this Agreement other than the Company and PubCo Fundamental Warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such warranties which speak as to an earlier date, which warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) each of the covenants of the Company and the Acquisition Entities to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c) since the Company Accounts Date, there has not been any Company Material Adverse Effect.

Section 9.3 Conditions to Obligations of the Company and the Acquisition Entities. The obligations of the Company and the Acquisition Entities to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) the SPAC Fundamental Warranties shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such warranties which speak as to an earlier date, which warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement, and (ii) each of the warranties of SPAC contained in this Agreement other than the SPAC Fundamental Warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such warranties which speak as to an earlier date, which warranties shall be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect;

(b) each of the covenants of SPAC to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) the sum of (i) the amount of cash and cash equivalents available in the Trust Account following the SPAC Shareholders’ Meeting, after deducting the amounts required to satisfy the SPAC Share Redemption, plus (ii) the aggregate amount of proceeds of the Private Placement actually received by PubCo or SPAC prior to or substantially concurrently with the Closing, plus (iii) as of immediately prior to the Closing, the amount of cash and cash equivalents held by SPAC without restriction outside of the Trust Account and any interest earned on the amount of cash held inside the Trust Account (in each case of (i), (ii) and (iii), prior to payment of the accrued and unpaid Company Transaction Expenses and SPAC Transaction Expenses) is at least US$350,000,000; and

(d) since the SPAC Accounts Date, there has not been any SPAC Material Adverse Effect.

Section 9.4 Frustration of Conditions. None of SPAC, the Acquisition Entities or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to comply in all material respects with its obligations hereunder.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual written consent of the Company and SPAC;

(b) by the Company or SPAC by written notice to the other Parties, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) by the Company or SPAC by written notice to the other Parties, if the SPAC Shareholders Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor (after giving effect to any adjournment or postponement thereof);

(d) by SPAC by written notice to the other Parties if the Company Shareholders Approval shall not have been obtained within ten (10) Business Days after the Joint Proxy Statement/Prospectus became effective;

(e) by SPAC by written notice to the other Parties if the Company or any Acquisition Entity is in material breach of its respective warranties or obligations hereunder that would render any of the conditions set forth in Section 9.2 incapable of being satisfied on the Closing Date, and such breach is either (i) not capable of being cured prior to the Outside Date or (ii) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by SPAC to the Company and (y) two (2) Business Days prior to the Outside Date;

(f) by the Company by written notice to the other Parties if SPAC is in material breach of its warranties or obligations hereunder that would render any of the conditions set forth in Section 9.3 incapable of being satisfied on the Closing Date, and such breach is either (i) not capable of being cured prior to the Outside Date or (ii) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by the Company to SPAC and (y) two (2) Business Days prior to the Outside Date;

(g) by the Company or SPAC by written notice to the other Parties, if the Closing shall not have occurred by 5:00 p.m. (Hong Kong time) on the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 10.1(g) shall not be available to any Party whose breach (in the case of the Company, including breach by any Acquisition Entity) of any warranty, covenant or agreement set forth in this Agreement in any manner shall have been the primary cause of the failure of the Closing to be have occurred on or prior to the Outside Date; or

(h) by the Company or SPAC by written notice to the other Parties, if there shall have occurred a SPAC Material Adverse Effect after the SPAC Accounts Date (in the case of a termination by the Company) or a Company Material Adverse Effect after the Company Accounts Date (in the case of a termination by the SPAC).

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, SPAC or any Acquisition Entity, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and each Acquisition Entity acknowledges that, as described in the final prospectus of SPAC, dated January 21, 2021 (File No. 333-251917), available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of SPAC, certain of its public shareholders and the underwriters of SPAC’s initial public offering (the “Trust Account”). The Company and each Acquisition Entity further acknowledges that it has been advised by SPAC that funds in the Trust Account may be disbursed only in accordance with the Trust Agreement and the SPAC Articles. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company (on behalf of itself and its Affiliates) and each Acquisition Entity hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with SPAC; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the SPAC Share Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate the SPAC Share Redemption, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a Party may from time to time notify the other Parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the Parties for the purpose of this Agreement are:

If to SPAC, to:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

If to the Company or any Acquisition Entity, to:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East

No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

Section 11.4 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of any Group Company, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the Parties, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Company, any Acquisition Entity or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.6 and (ii) the Company Non-Recourse Parties and the SPAC Non-Recourse Parties (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.15.

Section 11.6 Expenses. Except as otherwise set forth in this Agreement or otherwise agreed in writing between any of the Parties, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, PubCo shall pay or cause to be paid, in accordance with Section 2.6(d), the SPAC Transaction Expenses and the Company Transaction Expenses, respectively.

Section 11.7 Governing Law; Arbitration.

(a) This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction; provided that the fiduciary duties of the Company Board and the SPAC Board with respect to the relevant Merger(s) shall in each case be governed by the laws of the Cayman Islands.

(b) All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 11.8 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different Parties in separate counterparts, with the same effect as if all Parties had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 11.9 Entire Agreement. This Agreement (together with the Disclosure Letters), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such Parties except as expressly set forth in the Transaction Documents.

Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part prior to the Initial Merger Effective Time only by a duly authorized agreement in writing executed by each of the Parties; provided that after the Company Shareholders Approval or the SPAC Shareholders Approval has been obtained, there shall be no amendment or waiver that by applicable Law or the Company Articles or SPAC Articles (as applicable) requires further approval by the Company Shareholders or the SPAC Shareholders, respectively, without such approval having been obtained.

Section 11.11 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of SPAC and the Company; provided that no such Party shall be required to obtain consent pursuant to this Section 11.11(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.11(a). For the avoidance of doubt, nothing contained in this Section 11.11 shall prevent SPAC, PubCo or the Company and/or their respective Affiliates from furnishing customary summarized information concerning the Transactions and publicly available information to their current and prospective investors or Private Placement Investors.

(b) The restriction in Section 11.11(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule (for the avoidance of doubt, including the disclosure requirements under the Rules Governing the Listing of Securities on SEHK to be complied with by Fosun International); provided, however, that in such an event, the Party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other Party in advance as to its form, content and timing.

Section 11.12 Confidentiality. The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement, the consummation of the Transactions and the existence and terms of this Agreement are confidential and subject to the terms of the Confidentiality Agreement, the terms of which are hereby incorporated herein by reference mutatis mutandis and shall apply to such disclosures. Notwithstanding the foregoing, each Party shall be permitted to disclose the Transaction Documents, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, partners, shareholders, lenders, underwriters, financing sources and regulators, and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential.

Section 11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.14 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, SPAC, and the Acquisition Entities as named Parties. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or other Representative of the Company or any Acquisition Entity (each, a “Company Non-Recourse Party”) or of SPAC (each, an “SPAC Non-Recourse Party”) and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, SPAC or the Acquisition Entities under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 11.15 shall relief any Person of liability under any other Transaction Documents to which such Person is a party.

Section 11.16 Non-Survival of Warranties and Covenants. Except as otherwise contemplated by Section 10.2, none of the warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.17 Conflicts and Privilege.

(a) Each of SPAC and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Company) (all such parties, the “DLA Waiving Parties”), that DLA Piper (“DLA”) may represent the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “DLA WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other DLA Waiving Parties, and each of SPAC and the Company on behalf of itself and the DLA Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to DLA’s prior representation of the Company, its Subsidiaries or of DLA Waiving Parties. SPAC and the Company, for itself and the DLA Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the DLA WP Group and DLA, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the DLA WP Group (the “DLA Privileged Communications”), without any waiver thereof. SPAC and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the DLA Privileged Communications, whether located in the records or email server of the Surviving Company and its Subsidiaries, in any Action against or involving any of the Parties after the Closing, and SPAC and the Company agree not to assert that any privilege has been waived as to the DLA Privileged Communications, by virtue of the Mergers.

(b) Each of SPAC and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Company) (all such parties, the “STB Waiving Parties”), that Simpson Thacher & Bartlett LLP (“STB”) may represent the shareholders or holders of other equity interests of Sponsor or of SPAC or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “STB WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby, notwithstanding its prior representation of Sponsor, SPAC or other STB Waiving Parties. Each of SPAC and the Company, on behalf of itself and the STB Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to STB’s prior representation of Sponsor, SPAC or other STB Waiving Parties. Each of SPAC and the Company, for itself and the STB Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between Sponsor, SPAC or any other member of the STB WP Group, on the one hand, and STB, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any other Transaction Documents or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the STB WP Group (the “STB Privileged Communications”), without any waiver thereof. SPAC and the Company, together with any of their respective Affiliates, successors or assigns, agree that no Person may use or rely on any of the STB Privileged Communications, whether located in the records or email server of the Surviving Company and its Subsidiaries, in any Action against or involving any of the Parties after the Closing, and SPAC and the Company agree not to assert that any privilege has been waived as to the STB Privileged Communications, by virtue of the Mergers.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC:

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Director

[Heritage - Signature Page to Business Combination Agreement]

COMPANY:

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Business Combination Agreement]

PUBCO:

LANVIN GROUP HOLDINGS LIMITED
复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

MERGER SUB 1:

LANVIN GROUP HERITAGE I LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

MERGER SUB 2:

LANVIN GROUP HERITAGE II LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Business Combination Agreement]

Exhibit 10.1

SUBSCRIPTION AGREEMENT

This Subscription Agreement (as may be amended, supplemented, modified or varied from in accordance with the terms herein, this “Subscription Agreement”), dated as of [•], is made and entered into by and among (i) Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”), (ii) Primavera Capital Acquisition Corporation, a Cayman Islands exempted company limited by shares (“SPAC”), and (iii) the party listed as the subscriber on the signature page hereof (the “Subscriber”). Capitalized terms used but not otherwise defined in this Subscription Agreement have the respective meanings given to them in the Business Combination Agreement (as defined below).

WHEREAS, on October 13, 2021, Fosun Fashion Holdings (Cayman) Limited, a Cayman Islands exempted company limited by shares formed a new subsidiary, PubCo.

WHEREAS, on November 10, 2021, PubCo formed two new subsidiaries, Lanvin Group Heritage I Limited, a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of PubCo (“Merger Sub 1”), and Lanvin Group Heritage II Limited, a Cayman Islands exempted company limited by shares and wholly-owned subsidiary of PubCo (“Merger Sub 2”).

WHEREAS, SPAC, Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company limited by shares (the “Company”) , PubCo, Merger Sub 1 and Merger Sub 2 [are entering][intend to enter]1 into a Business Combination Agreement (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement” and the closing thereunder, the “Business Combination Closing”), pursuant to which: (i) SPAC will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 surviving the Initial Merger as a wholly-owned subsidiary of PubCo, (ii) immediately following the completion of the Initial Merger, Merger Sub 2 will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned subsidiary of PubCo (the Company hereinafter referred to for the periods from and after the Second Merger Effective Time as the “Surviving Company”), and (iii) following the completion of the Initial Merger and the Second Merger, Merger Sub 1 will merge with and into the Surviving Company (the “Third Merger”, and together with the Initial Merger and the Second Merger, the “Mergers”), with the Surviving Company surviving the Third Merger, in each case on the terms and subject to the conditions set forth therein.

WHEREAS, in connection with and subject to the Business Combination Closing, the Subscriber desires to subscribe for and purchase from PubCo, and PubCo desires to allot, issue and sell to the Subscriber, at the Closing (as defined below), such number of ordinary shares of PubCo, par value US$0.000001 per share, specified on the signature page hereof (the “Subscription Shares”) for the aggregate subscription price specified on the signature page hereof (the “Subscription Price”), representing a subscription price of US$10.00 per Subscription Share.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Subscription Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

[1]	NTD: Second alternative is for existing investors who will sign subscription agreement before execution of the BCA.

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ARTICLE I

SUBSCRIPTION

1.1 On the terms and subject to the conditions contained in this Subscription Agreement, at the Closing, PubCo shall issue and sell to the Subscriber, and the Subscriber shall purchase from PubCo, the Subscription Shares for the Subscription Price. The Subscriber understands and agrees that the Subscriber’s subscription for the Shares shall be deemed to be accepted by PubCo if and when this Subscription Agreement is signed and delivered by a duly authorized person by or on behalf of PubCo; PubCo may do so in counterpart form.

ARTICLE II

CLOSING

2.1 Subject to the satisfaction or waiver of the conditions set forth in Article III, the closing of the subscription of the Subscription Shares (the “Closing”) shall occur on the same date as the Business Combination Closing and immediately after the completion of the First Merger and the Second Merger and before the Third Merger (such date being referred to as the “Closing Date”).

2.2 PubCo shall deliver a written notice (the “Closing Notice”) to the Subscriber at least ten (10) Business Days before the anticipated date of the Business Combination Closing, specifying the anticipated date of the Business Combination Closing, the aggregate Subscription Price and instructions for wiring the Subscription Price to an account of a third party escrow agent (the “Escrow Account”) which shall be PubCo’s transfer agent (the “Escrow Agent”) pursuant to an escrow agreement between PubCo and the Escrow Agent (the “Escrow Agreement”). No later than five (5) Business Days before the anticipated date of the Business Combination Closing specified in the Closing Notice, the Subscriber shall deliver to PubCo such information as is reasonably requested in the Closing Notice in order for PubCo to issue the Subscription Shares to the Subscriber.

2.3 At least two (2) Business Days before the anticipated date of the Business Combination Closing specified in the Closing Notice, the Subscriber shall deliver the Subscription Price in cash via wire transfer of U.S. dollars in immediately available funds to the Escrow Account, to be held in escrow by the Escrow Agent pending the Business Combination Closing. The Escrow Agreement will provide that if the Business Combination Closing does not occur within thirty (30) days after the Subscriber delivers the Subscription Price to the Escrow Agent, the Escrow Agent shall automatically return to the Subscriber the Subscription Price, provided that neither the return of the Subscription Price placed in escrow nor the failure of the Closing to occur on the Closing Date specified in the Closing Notice shall (i) terminate the Subscription Agreement, (ii) be deemed to be a failure of any of the conditions to Closing set forth in Article III or (iii) otherwise relieve either party of any of its obligations hereunder.

2.4 PubCo shall register the Subscriber as the owner of the Subscription Shares purchased by the Subscriber hereunder in the register of members of PubCo or with PubCo’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the Closing Date. Upon registration of the allotment of Subscription Shares to the Subscriber (or its nominee, if applicable), the Subscription Price shall be released from the Escrow Agent automatically and without further action by PubCo and the Subscriber.

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2.5 Each register and book entry for the Subscription Shares shall contain a notation, and each certificate (if any) evidencing the Subscription Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT OR LAWS.”

2.6 At the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Closing as contemplated by this Subscription Agreement.

ARTICLE III

CLOSING CONDITIONS

3.1 The obligation of PubCo and the Subscriber to consummate the Closing are subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the mutual written consent of PubCo, SPAC and the Subscriber:

(a) the Business Combination Closing shall have been consummated substantially concurrently with, and immediately prior to, the Closing; and

(b) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Subscriber of the Subscription Shares.

3.2 In addition to the conditions set forth in Section 3.1, the obligation of the Subscriber to consummate the Closing is subject to the satisfaction or the waiver by the Subscriber, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of PubCo set forth in Article IV shall be true and correct as of the date hereof and as of the Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this Subscription Agreement; and

(b) PubCo shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by PubCo at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of PubCo to consummate the Closing.

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3.3 In addition to the conditions set forth in Section 3.1, the obligation of PubCo to consummate the Closing is subject to the satisfaction or the waiver by the mutual written consent of PubCo and SPAC, on or prior to the Closing Date of the following conditions:

(a) the representations and warranties of the Subscriber set forth in Article V shall be true and correct as of the date hereof and shall be true and correct as of the Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Subscriber or its ability to consummate the transactions contemplated by this Subscription Agreement;

(b) the Subscriber shall have wired the Subscription Price in accordance with Section 2.3 and otherwise performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Subscriber at or prior to the Closing; and

(c) the Subscriber shall have provided to PubCo the information requested in Schedule A hereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBCO

PubCo represents and warrants to the Subscriber, the SPAC and the Placement Agents as follows:

4.1 PubCo is an exempted company duly incorporated and validly existing and in good standing as an exempted company under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.

4.2 The Subscription Shares have been duly authorized and, when allotted, issued and delivered to the Subscriber against full payment of the Subscription Price in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of, or subject to any preemptive or similar rights created under PubCo’s organizational documents or under the laws of the Cayman Islands.

4.3 This Subscription Agreement, when executed and delivered by PubCo, shall constitute the valid and legally binding obligation of PubCo, enforceable against PubCo in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws or principles of equity relating to the availability of specific performance, injunctive relief, or other equitable remedies.

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4.4 The execution, delivery and performance of this Subscription Agreement by PubCo and the consummation of the transactions contemplated by this Subscription Agreement by PubCo will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to PubCo, in each case (other than clause (i)) which would have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this Subscription Agreement.

4.5 Assuming the accuracy of the representations and warranties made by the Subscriber in this Subscription Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of PubCo in connection with the consummation of the transactions contemplated by this Subscription Agreement, except for: (i) filings pursuant to applicable securities laws; (ii) filings required to consummate the Business Combination Closing as contemplated under the Business Combination Agreement; and (iii) where the failure to obtain of which would not reasonably likely have a material adverse effect on PubCo or its ability to consummate the transactions contemplated by this Subscription Agreement.

4.6 As of the date of this Subscription Agreement, the authorized share capital of PubCo is US$50,000 consisting of 50,000 shares of a par value of US$1.00 each, one share of which is issued and outstanding.

4.7 Neither PubCo nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Subscription Shares.

4.8 PubCo has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable (it being understood that the Subscriber will effectively bear its pro rata share of any such expense indirectly as a result of its investment in PubCo). Other than Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Cantor Fitzgerald & Co. (the “Placement Agents”), PubCo is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Subscription Shares.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber represents, warrants, acknowledges and agrees, on behalf of itself and each account for which it is subscribing for and purchasing the Subscription Shares, to PubCo, SPAC and the Placement Agents, as follows:

5.1 The Subscriber is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

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5.2 The Subscriber has full power and authority to enter into this Subscription Agreement. This Subscription Agreement, when executed and delivered by the Subscriber, will constitute the valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.3 The execution, delivery and performance of this Subscription Agreement by the Subscriber and the consummation of the transactions contemplated by this Subscription Agreement by the Subscriber (i) have been duly authorized and approved by all necessary and action and (ii) will not result in any violation or default (a) under its charter, bylaws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which the Subscriber is bound, (b) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (c) under any note, indenture or mortgage to which it is a party or by which it is bound, (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (e) of any provision of federal or state statute, rule or regulation applicable to the Subscriber, in each case (other than clauses (i) and (ii)(a)), which would have a material adverse effect on the Subscriber or its ability to consummate the transactions contemplated by this Subscription Agreement.

5.4 No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Subscriber in connection with the consummation of the transactions contemplated by this Subscription Agreement.

5.5 (i) The Subscriber is (A) (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule A hereto; (ii) an “institutional account” as defined in FINRA Rule 4512(c); and (iii) not an entity formed for the specific purpose of acquiring the Subscription Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including in the participation in the purchase of the Subscription Shares, (C) has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscription Securities (i) is fully consistent with its financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to it and (iii) is a fit, proper and suitable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Subscription Shares, (D) is acquiring the Subscription Shares only for its own account and not for the account of others, or if the Subscriber is subscribing for the Subscription Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an institutional accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and the Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (E) is acquiring the Subscription Shares without a view to, distribution thereof within the meaning of the Securities Act and agrees not to reoffer or resell the Subscription Shares except pursuant to an exemption from registration under the Securities Act or pursuant to an effective registration statement thereunder (it being understood, however, that the disposition of such person’s property shall at all times be within such person’s control) or in any manner that would violate the securities laws of the United States or any other jurisdiction (and has provided PubCo with the requested information on Schedule A), and (F) understands that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J) and the institutional customer exemption under FINRA Rule 2111(b). The Subscriber further represents and warrants that it is aware the Subscription Shares are being offered under the exemption from registration provided by Section 4(a)(2) of, or Regulation S under, the Securities Act; provided, however, that it is aware PubCo is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and PubCo will not file a Form D under the Securities Act with respect to the offer and sale of the Subscription Shares.

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5.6 If the Subscriber is located outside of the United States and not a U.S. person (a “Foreign Subscriber”), the Subscriber (A) is acquiring the Subscription Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (D) is aware that the sale to them is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the purchaser and the person, if any, for whose account or benefit the purchaser is acquiring the Securities offered pursuant to this Subscription, was located outside of the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Subscription Shares was originated, and continues to be located outside of the United States and not to be a U.S. person and has not purchased such Subscription Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Subscription Shares or any economic interest therein to any person located in the United States or any U.S. person, (E) is authorized to consummate the purchase of the Subscription Shares offered pursuant to this Subscription Agreement in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made, and (F) has not acquired the Subscription Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Rule 902 of Regulation S under the Securities Act) in the United States in respect of any of the Subscription Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Subscription Shares.

5.7 The Subscriber understands that the Subscription Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscription Shares have not been registered under the Securities Act or any other applicable securities laws of any other jurisdiction, are being offered in transactions not requiring registration under the Securities Act, and unless so registered, may not be reoffered, resold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto. The Subscriber understands that no disclosure or offering document has been prepared in connection with the offer and sale of the Subscription Shares by the Placement Agents. The Subscriber understands that the Subscription Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act, except (i) to PubCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning and subject to the requirements of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any book-entry position or certificates representing the Subscription Shares shall contain a legend to such effect. The Subscriber acknowledges that the Subscription Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands and agrees that the Subscription Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Subscription Shares and may be required to bear the financial risk of an investment in the Subscription Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, pledge or transfer of any of the Subscription Shares.

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5.8 The Subscriber understands and agrees that the Subscriber is purchasing the Subscription Shares directly from PubCo. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by or on behalf of PubCo, SPAC, the Placement Agents or their respective affiliates or any of the respective subsidiaries, control persons, officers, directors, employees, partners, agents or representatives, or any other party to the Transaction or any other person or entity, expressly or by implication (including by omission), other than those representations, warranties, covenants, agreements and statements of PubCo and SPAC expressly set forth in this Subscription Agreement, and the Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission). The Subscriber acknowledges that certain information provided to the Subscriber by PubCo was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

5.9 The Subscriber (i) has received, reviewed and understood the offering materials made available to it in connection with the purchase of the Subscription Shares, including financial and other information as it deems necessary to make its decision to purchase the Subscription Shares, (ii) has had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to purchase the Subscription Shares, (iii) has had the opportunity to ask questions of and receive answers from PubCo or any person or persons acting on behalf of PubCo directly concerning the terms and conditions of an investment in the Subscription Shares, (iv) has conducted and completed its own independent due diligence with respect to the purchase of the Subscription Shares and understands that the unaudited financial statements and other financial information (whether historical or in the form of financial forecasts or projections) about PubCo have been prepared and reviewed solely by PubCo and its officers and employees and have not been reviewed by any outside party or certified or audited by an independent third-party auditor or audit firm and (v) acknowledges that no statement or printed material which is contrary to the offering materials has been made or given to it by or on behalf of PubCo. Based on such information as it has deemed appropriate and without reliance upon the Placement Agents, it has independently made its own analysis and has relied solely on such independent investigation in making its decision to subscribe for and purchase the Subscription Shares.

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5.10 The Subscriber’s acquisition and holding of the Subscription Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

5.11 The Subscriber acknowledges and agrees that the Subscriber has received, and had adequate opportunity to review such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscription Shares, including with respect to PubCo, SPAC and the Transactions, and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Subscription Shares. The Subscriber and the Subscriber’s professional advisor(s) have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and the Subscriber’s professional advisor(s) have deemed necessary, including directly concerning the terms and conditions of an investment in the Subscription Shares, to make an investment decision with respect to the Subscription Shares. Neither the Placement Agents nor any of their affiliates have made or make any representation or warranty, whether express or implied, of any kind or character as to PubCo, SPAC or the quality or value of the Subscription Shares. The Subscriber acknowledges (i) that the Placement Agents and any of their respective affiliates currently may have, or later may come into possession of, information concerning PubCo that is not known to the Subscriber and that may be material to a decision to purchase the Subscription Shares, (ii) the Subscriber has determined to subscribe for and purchase the Subscription Shares notwithstanding its lack of knowledge of such non-public information and (iii) the Subscriber agrees such non-public information need not be provided to it and the Placement Agents shall have no liability to the Subscriber and the Subscriber, to the extent permitted by law, waives and releases any claims it may have against the Placement Agents with respect to the nondisclosure of such non-public information.

5.12 The Subscriber became aware of this offering of the Subscription Shares solely by means of direct contact between the Subscriber, on the one hand, and PubCo, SPAC, the Company, the Placement Agents or their respective advisors (including without limitation, attorneys, accountants, bankers, consultants, financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons (such parties, collectively “Representatives”), on the other hand. The Subscription Shares were offered to the Subscriber solely by direct contact between the Subscriber and PubCo, SPAC, the Company and the Placement Agents or their respective Representatives. The Subscriber is not relying upon, and has not relied upon, any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, PubCo, SPAC, the Company, the Placement Agents, any of their affiliates or any of their respective control persons, officers, directors or employees), other than, with respect to PubCo but not the Placement Agents, the representations and warranties contained in Article IV, in making its investment or decision to invest in PubCo. The Subscriber agrees that none of the Placement Agents nor any of their affiliates have acted as a financial advisor or fiduciary to the Subscriber and that none of PubCo, SPAC, the Company, the Placement Agents or their respective Representatives shall be liable to the Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares. The Subscriber did not become aware of this offering of the Subscription Shares, nor were the Subscription Shares offered to the Subscriber, by any other means, and none of PubCo, SPAC, the Company, the Placement Agents or their respective Representatives acted as investment adviser, broker or dealer to the Subscriber. Subscriber acknowledges that the Subscription Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering registered under the Securities Act, or any state and applicable securities laws.

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5.13 The Subscriber understands that its agreement to purchase and the intention to hold the Subscription Shares involves a high degree of risk which could cause the Subscriber to lose all or part of its investment. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscription Shares, and the Subscriber has sought such accounting, legal, business and tax advice as the Subscriber has considered necessary to make an informed investment decision. The Subscriber acknowledges that its purchase of Subscription Shares (i) is fully consistent with the Subscriber’s financial needs, objectives and condition, (ii) complies and is fully consistent with all of the Subscriber’s applicable investment policies, guidelines and other restrictions, (iii) has been duly authorized and approved by all necessary action (corporate or otherwise), and (iv) does not and will not violate or constitute a default under the Subscriber’s charter, by-laws or other constituent documents or under any law, rule, regulation, agreement or other obligation by which the Subscriber is bound and is a fit, proper and suitable investment, notwithstanding the substantial risks inherent in investing in or holding the Subscription Shares. The Subscriber is able to fend for itself in the purchase of the Subscription Shares and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Subscription Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

5.14 The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscription Shares or made any findings or determination as to the fairness of this investment.

5.15 The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or any other list of prohibited or restricted parties promulgated by OFAC, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (“Consolidated Sanctions Lists”), or a person or entity prohibited or restricted by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by, acting on behalf of, or controlled by, one or more persons described in subsections (i) or (ii), (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, or the Crimea, so-called Donetsk People’s Republic or so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to trade restrictions by the United States, (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, Military End User List or Unverified List or the U.S. Department of State’s Debarred List, (v) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vi) a non-U.S. shell bank or is providing banking services indirectly to a non-U.S. shell bank. (collectively, (i) through (vi), a “Restricted Person”). The Subscriber agrees to provide law enforcement agencies, if requested thereby, records relating to its sanctions compliance as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. The Subscriber represents that no monies used to purchase the Subscription Shares have been or will be derived from any Restricted Person, or from activity undertaken in violation of sanctions laws, anti-money laundering laws, or Anti-Corruption Laws. The Subscriber also represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”) or any other applicable anti-money laundering laws or regulations, that the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act or other applicable anti-money laundering laws or regulations. The Subscriber also represents that, to the extent required and permitted by applicable law, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs and the Consolidated Sanctions Lists, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations. The Subscriber further represents and warrants that, to the extent required and permitted by applicable law, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscription Shares were legally and were not obtained, directly or indirectly, from a Restricted Person. “Anti-Corruption Laws” is defined to mean applicable laws or regulations relating to anti-bribery or anti-corruption, including without limitation, the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, in each case as amended from time to time.

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5.16 The Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof, the Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or short sale positions with respect to the securities of PubCo or SPAC. Notwithstanding the foregoing, in the case of the Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Subscriber’s assets, the representation set forth in this Section 5.17 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Shares covered by this Subscription Agreement.

5.17 If the Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code or other laws or regulations that are similar to such provisions, then the Subscriber represents and warrants that neither PubCo, SPAC, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscription Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscription Shares.

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5.18 The Subscriber has, or has received binding and enforceable commitments to have, and at the Closing will have, sufficient immediately available funds to pay the Subscription Price and consummate the Closing.

5.19 The Subscriber understands and agrees not to engage in any hedging transactions involving any of the Subscription Shares unless such transactions are in compliance with the provisions of the Securities Act and in each case only in accordance with applicable state securities laws.

5.20 No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on PubCo or SPAC.

5.21 If the Subscriber is a Foreign Subscriber, the Subscriber (i) is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) which would apply to the acquisition of the Subscription Shares, (ii) is purchasing the Subscription Shares pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the Subscriber is permitted to purchase the Subscription Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions, (iii) acknowledges that the applicable securities laws of the authorities in the International Jurisdiction do not require PubCo to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of any of the Subscription Shares, and (iv) represents and warrants that the acquisition of the Subscription Shares by the Subscriber does not trigger: (x) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction, (y) any continuous disclosure reporting obligation of PubCo in the International Jurisdiction, and the Subscriber will, if requested by PubCo, deliver to PubCo a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (ii), (iii) and (iv) above to the satisfaction of PubCo, acting reasonably.

5.22 The Subscriber acknowledges that, in addition to acting as Placement Agent for SPAC with respect to the Transactions, Cantor Fitzgerald & Co. is acting as financial advisor to the Company in connection with the Transactions and that Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as capital markets advisors to the Company with respect to the Transaction.

5.23 The Placement Agents and their directors, officers, employees, affiliates, representatives and controlling persons have made no independent investigation with respect to the Company, PubCo, SPAC or the Subscription Shares or the accuracy, completeness or adequacy of any information supplied to them by PubCo, the Company or SPAC.

5.24 Prior to the Closing, the Subscriber agrees to promptly notify the PubCo, SPAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of such party set forth herein are, to its knowledge, no longer accurate.

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ARTICLE VI

NO OTHER REPRESENTATIONS AND WARRANTIES

6.1 Except for the specific representations and warranties contained in Article IV, none of PubCo nor any person on behalf of PubCo, including without limitation any placement agent for the sale of the Subscription Shares nor any of PubCo’s affiliates or representatives (collectively, the “PubCo Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to PubCo, the Transactions, the offering of the Subscription Shares, the transaction contemplated hereby or any other matter, and the PubCo Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by PubCo in Article IV and in any certificate or agreement delivered by PubCo pursuant hereto, the Subscriber specifically disclaims that it, or anyone on its behalf, is relying upon any other representations or warranties that may have been made by any PubCo Party.

6.2 Except for the specific representations and warranties contained in this Article V and in any certificate or agreement delivered pursuant hereto, none of the Subscriber nor any person acting on behalf of the Subscriber nor any of the Subscriber’s affiliates (collectively, the “Subscriber Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Subscriber and this offering, and the Subscriber Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Subscriber in Article V and in any certificate or agreement delivered by the Subscriber pursuant hereto, each of PubCo and SPAC specifically disclaims that it, or anyone on its behalf, is relying upon any other representations or warranties that may have been made by any Subscriber Party.

ARTICLE VII

REGISTRATION RIGHTS

7.1 The Subscriber shall have registration rights as set forth in Exhibit A hereto.

ARTICLE VIII

NO SHORT SALES

8.1 For purposes of this Article VIII, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing in this Article VIII shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers or desks managing other portions of such Investor’s assets, the limitations set forth in the first sentence of this Article VIII shall only apply with respect to the portion of assets managed by the portfolio managers or desks that made the investment decision to purchase the Subscription Shares covered by this Subscription Agreement.

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ARTICLE IX

TRUST ACCOUNT WAIVER

9.1 The Subscriber acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, share exchange, asset acquisition, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Subscriber further acknowledges that, as described in the final prospectus of SPAC, dated January 21, 2021, related to its initial public offering (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of PubCo and SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Subscriber, on behalf of itself and its Representatives, hereby (i) agrees that it does not now and shall not at any time thereafter have any right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and shall not make any claim against the Trust Account, in each case, to the extent such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with PubCo or SPAC, and (iii) will not seek recourse against the Trust Account for any reason whatsoever. The Subscriber agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscription Shares regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. The Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscription Shares pursuant to PubCo’s organizational documents in connection with the Transactions or any other business combination, any subsequent liquidation of the Trust Account, SPAC or PubCo or otherwise. In the event the Subscriber has any claim against PubCo or SPAC as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscription Shares, it shall pursue such claim solely against PubCo, SPAC and their assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

ARTICLE X

TERMINATION

10.1 This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereto hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms without the Business Combination Closing having occurred, (b) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to the Closing set forth in Article III are not satisfied, and are not waived by the party entitled to grant such waiver, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated immediately after the Business Combination Closing and (d) the Outside Date, if the Business Combination Closing has not occurred on or before such date; provided, that no termination of this Subscription Agreement will relieve any party hereto from liability for any willful breach hereof prior to the time of such termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. PubCo shall notify the Subscriber of the termination of the Business Combination Agreement promptly after such termination. Notwithstanding the foregoing, Article IX, this Article X and Article XI shall survive the termination of this Subscription Agreement.

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ARTICLE XI

GENERAL PROVISIONS

11.1 Third-Party Beneficiaries. Each party hereto acknowledges that the Placement Agents are relying on the acknowledgements, understandings, agreements, representations and warranties contained in this Subscription Agreement and further acknowledges that the Placement Agents are third-party beneficiaries with the right of enforcement of Article IV, Article V, Article VI and this Article XI, in each case, on their own behalf and not, for the avoidance of doubt, on behalf of PubCo, SPAC or the Company. The Subscriber acknowledges and agrees that the purchase by the Subscriber of Subscription Shares from PubCo will constitute a reaffirmation of the acknowledgements, understandings, agreements, representations and warranties herein by the Subscriber as of the time of such purchase. Except as expressly provided in this Subscription Agreement, including this Section 11.1, a person who is not a party to this Subscription Agreement has no right to enforce any term of, or enjoy any benefit under this Subscription Agreement.

11.2 Non-Reliance and Exculpation.

(a) The Subscriber acknowledges and agrees that (i) each of the Placement Agents is acting solely as placement agent in connection with the purchase of the Subscription Shares and is not acting as an underwriter or in any other capacity, except as set forth herein, and is not and shall not be construed as a fiduciary for any Subscriber, the Company, SPAC, PubCo or any other person or entity in connection with the purchase of the Subscription Shares, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the purchase of the Subscription Shares and (iii) the Placement Agents will have no responsibility or liability with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the purchase of the Subscription Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, PubCo, SPAC or the purchase of the Subscription Shares.

(b) The Subscriber further agrees that neither the Placement Agents nor any of their affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable (including in contract, tort, under federal or state securities laws or otherwise) to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares. On behalf of itself and its affiliates and any of its or their respective control persons, officers, directors or employees, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby. The Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, the placement of the Subscription Shares. The Subscriber undertook this investment freely and after obtaining independent legal advice.

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11.3 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the Parties for the purpose of this Subscription Agreement are:

If to SPAC:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

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If to PubCo:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East

No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to the Subscriber:

At the Subscriber’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 11.1.

11.4 Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

11.5 Entire Agreement. This Subscription Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

11.6 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Subscription Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Subscription Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Subscription Agreement, except as expressly provided in this Subscription Agreement.

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11.7 Assignments; Successors and Permitted Assigns. No party hereto may assign either this Subscription Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that the Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or another person acceptable to PubCo, provided that no such assignment shall relieve the Subscriber of its obligations hereunder if any such affiliate fails to perform such obligations. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

11.8 Counterparts. This Subscription Agreement may be executed in two or more counterparts (including by facsimile or electronic mail or in .pdf), each of which will be deemed an original but all of which together will constitute one and the same instrument.

11.9 Headings. The section headings contained in this Subscription Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Subscription Agreement.

11.10 Governing Law; Arbitration. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction. All disputes arising out of or in connection with this Subscription Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place or legal seat of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

11.11 Amendments. This Subscription Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of PubCo, SPAC and the Subscriber.

11.12 Severability. The provisions of this Subscription Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Subscription Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

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11.13 Expenses. Each of PubCo, SPAC and the Subscriber will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Subscription Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. PubCo shall be responsible for the fees of its transfer agent, stamp taxes and all of the DTC’s fees associated with the issuance of the Subscription Shares.

11.14 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Subscription Agreement. If an ambiguity or question of intent or interpretation arises, this Subscription Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Subscription Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include” “includes” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

11.15 Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

11.16 Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by PubCo or SPAC, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Subscription Agreement.

11.17 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Subscription Agreement was not performed in accordance with the specific terms hereof or was otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that the parties shall be entitled to enforce specifically the terms and provisions of this Subscription Agreement and may also seek preliminary injunctive relief in any court of competent jurisdiction in addition to any other remedy to which such party is entitled at law or in equity.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement to be effective as of the date first set forth above.

SUBSCRIBER:

[•]

By:
Name:
Title:

Address for Notices:

Email: [•]
Fax: [•]
Telephone Number: [•]
Subscriber’s EIN: [•]

Number of Subscription Shares:	[•]
Purchase Price per Subscription Share:	USD10.00
Aggregate Purchase Price for Subscription Shares:	USD[•]
[Name in which the Subscription Shares are to be registered (if different):]	[•]

[Heritage – Signature Page to PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement to be effective as of the date first set forth above.

PUBCO:

LANVIN GROUP HOLDINGS LIMITED
复朗集团

By:
Name:
Title:

[Heritage – Signature Page to PIPE Subscription Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement to be effective as of the date first set forth above.

SPAC:

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:
Name:
Title:

[Heritage – Signature Page to PIPE Subscription Agreement]

Exhibit 10.2

EXECUTION VERSION

SPONSOR SUPPORT DEED

This Sponsor Support Deed (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Deed”) is dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”), Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Lanvin Group Holdings Limited 复朗集团, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“PubCo”), Primavera Capital Acquisition LLC, a Cayman Islands limited liability company (the “Sponsor”) and the other Persons set forth on Schedule I hereto (together with the Sponsor, each, a “Sponsor Party” and, together, the “Sponsor Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each Sponsor Party is the holder of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of SPAC Class B Ordinary Shares (such SPAC Class B Ordinary Shares, together with any SPAC Shares acquired by such Sponsor Party after the date of this Deed and during the term of this Deed, collectively referred to herein as the “Subject Shares” of such Sponsor Party) and such number of SPAC Warrants (such SPAC Warrants, together with any SPAC Warrants acquired by such Sponsor Party after the date of this Deed and during the term of this Deed, the “Subject Warrants” of such Sponsor Party) set forth opposite its name on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Deed, SPAC, the Company, PubCo and certain other parties thereto are entering into a Business Combination Agreement (as may be amended, restated, modified or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, SPAC will merge with and into Merger Sub 1 (with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo) and Merger Sub 2 will merge with and into the Company (with the Company surviving such merger as a wholly-owned subsidiary of PubCo) upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition to the willingness of the Company and PubCo to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

1.1 Binding Effect of Business Combination Agreement. Each Sponsor Party hereby acknowledges that it has read the Business Combination Agreement and this Deed. Each Sponsor Party shall be bound by and comply with Section 8.2 (Non-Solicit), Section 8.3 (Preparation of Joint Proxy Statement/Prospectus; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Meeting and Approvals) and Section 11.11 (Publicity) of the Business Combination Agreement as if such Sponsor Party was an original signatory to the Business Combination Agreement with respect to such provisions.

1.2 No Transfer. Other than pursuant to this Deed, each Sponsor Party shall not, directly or indirectly, (i) lend, sell, transfer, tender, grant, charge, mortgage, pledge or otherwise encumber, grant a security interest in, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Initial Merger, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, (iii) take any action that would make any representation or warranty of such Sponsor Party herein untrue or incorrect in any material respect, or have the effect of preventing or disabling such Sponsor Party from performing its material obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Sponsor Party from performing any of its material obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Sponsor Party hereby authorizes and requests SPAC to notify SPAC’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Deed places limits on the voting of the Subject Shares). Each Sponsor Party agrees with, and covenants to, SPAC, PubCo and the Company that such Sponsor Party shall not request that SPAC register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of its Subject Shares.

1.3 New Shares. In the event (i) any SPAC Shares, SPAC Warrants or other securities of SPAC are issued or otherwise distributed to a Sponsor Party pursuant to any share dividend or distribution, or any change in any of the SPAC Shares or other share capital of SPAC by reason of any share sub-division, recapitalization, consolidation, exchange of shares or the like (in all cases in respect of securities of SPAC), (ii) a Sponsor Party acquires legal or beneficial ownership of any SPAC Shares after the date of this Deed, or (iii) a Sponsor Party acquires the right to vote or share in the voting of any SPAC Share after the date of this Deed (together the “New Securities”), the Subject Shares of such Sponsor Party shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

1.4 Sponsor Agreements.

(a) Each Sponsor Party hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of SPAC called to seek the SPAC Shareholders Approval, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC with respect to the Business Combination Agreement, any other Transaction Document, the Initial Merger or any other Transaction is sought, such Sponsor Party shall, (i) if a meeting is held, appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum and (ii) vote or cause to be voted (including by class vote and/or written resolution and/or consent, if applicable) the Subject Shares:

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(i) in favor of granting the SPAC Shareholders Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders Approval, in favor of the adjournment or postponement of such meeting of the shareholders of SPAC to a later date;

(ii) against (A) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Initial Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any securities of SPAC, (B) any SPAC Acquisition Proposal, and (C) any amendment of the SPAC Articles or other proposal or transaction involving SPAC or any of its Subsidiaries, which would be reasonably likely to, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Initial Merger, any other Transaction or change in any manner the voting rights of any class of SPAC’s share capital.

(b) Each Sponsor Party represents and warrants that any proxies heretofore given in respect of the Subject Shares held by such Sponsor Party that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

(c) Each Sponsor Party hereby irrevocably grants to, and appoints, the Company as such Sponsor Party’s proxy and attorney-in-fact (with full power of substitution and delegation), for and in the name, place and stead of such Sponsor Party, to vote in respect of all of its Subject Shares at all general meetings of SPAC, to requisition and convene a meeting or meetings of the members of SPAC, to sign a members written resolution of SPAC in respect of all of its Subject Shares, or grant a written consent or approval in respect of its Subject Shares in a manner consistent with this Section 1.4(c). Each Sponsor Party hereby affirms that the irrevocable proxy and attorney-in-fact set forth in this Section 1.4(c) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and attorney-in-fact is given to secure the performance of the duties of such Sponsor Party under this Deed. Each Sponsor Party hereby further affirms that the irrevocable proxy and attorney-in-fact is granted to secure a proprietary interest and the performance of obligations owed to the Company under this Deed within the meaning of the Powers of Attorney Act (as amended) of the Cayman Islands and each Sponsor Party hereby acknowledges the same. Each Sponsor Party hereby further affirms that the irrevocable proxy and attorney-in-fact may under no circumstances be revoked, and ratifies and confirms all that such irrevocable proxy and attorney-in-fact may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND ATTORNEY-IN-FACT IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS AMENDED) OF THE CAYMAN ISLANDS. The irrevocable proxy and attorney-in-fact granted hereunder shall only terminate upon the termination of this Deed.

(d) Each Sponsor Party hereby agrees that it will not take any steps which would in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Initial Merger, or any other Transaction, and, without limiting the foregoing, agrees that it will not file any proceedings (including any winding up petition) against SPAC or its directors) relating to, resulting from, or in reliance upon, the Business Combination Agreement.

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(e) Each Sponsor Party hereby irrevocably agrees to comply with its obligations to not redeem any SPAC Shares owned by such Sponsor Party in connection with the transactions contemplated by the Business Combination Agreement, as set forth in that certain Letter Agreement, dated as of January 21, 2021, by and among the Sponsor Parties, SPAC and certain other parties thereto (the “Sponsor Letter Agreement”).

(f) During the Interim Period, except as contemplated by the Transaction Documents, each Sponsor Party shall not modify or amend any Contract between or among such Sponsor Party or any Affiliate of such Sponsor Party (other than SPAC), on the one hand, and SPAC, on the other hand, including, for the avoidance of doubt, the Sponsor Letter Agreement, without the prior written consent of the Company.

(g) The Sponsor hereby covenants that it (i) will irrevocably surrender to SPAC, for nil consideration and effective immediately prior to the consummation of the Initial Merger, the number of SPAC Class B Ordinary Shares specified in Schedule I hereto as to be surrendered by it pursuant to this Section 1.4(g), (ii) will accept the transfer for nil consideration, immediately upon completion of the PubCo Share Sub-division, all of the PubCo Shares then held by Fosun Fashion Holdings (Cayman) Limited to the Sponsor in accordance with Section 2.1(b) of the Business Combination Agreement, and (iii) will surrender for nil consideration, at the Initial Merger Effective Time, all of the PubCo Shares held by it immediately prior to the Initial Merger Effective Time, in accordance with Section 2.2(f)(v) of the Business Combination Agreement.

1.5 Consent to Disclosure. Each Sponsor Party hereby consents to the publication and disclosure in the Joint Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, the Company or PubCo to any Governmental Authority or to security holders of SPAC) of such Sponsor Party’s identity and beneficial ownership of Subject Shares and the nature of such Sponsor Party’s commitments, arrangements and understandings under and relating to this Deed and, if deemed appropriate by SPAC, the Company or PubCo, a copy of this Deed. Each Sponsor Party will promptly provide any information reasonably requested by SPAC, the Company or PubCo for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

1.6 Waiver of Anti-Dilution Protection. Each Sponsor Party hereby irrevocably waives, forfeits, surrenders and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, but solely in connection with the Transaction, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Articles) pursuant to Article 17.3 of the SPAC Articles. Sponsor acknowledges and agrees that (i) this Section 1.6 shall constitute written consent waiving, forfeiting and surrendering the adjustment to the Initial Conversion Ratio pursuant to Articles 10.3 and 17.4 of the SPAC Articles in connection with the Transactions, resulting in the adjustment to the Initial Conversion Ratio pursuant to Article 17.3 being waived in connection with the Transactions with respect to all SPAC Class B Ordinary Shares in issue, and (ii) such waiver, forfeiture and surrender granted hereunder shall only terminate upon the termination of this Deed.

1.7 No Obligation as Director or Officer. Nothing in this Deed shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of any Sponsor Party or by any Sponsor Party that is a natural person, in each case, in his or her capacity as a director or officer of SPAC. Each Sponsor Party is executing this Deed solely in such capacity as a record or beneficial holder of the Subject Shares and the Subject Warrants.

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1.8 Investor Rights Agreement. On the Closing Date, each of the Sponsor Parties who are named parties to the Investor Rights Agreement shall deliver to SPAC, the Company and PubCo a duly executed copy of the Investor Rights Agreement substantially in the form attached as Exhibit E to the Business Combination Agreement.

1.9 Further Assurances. Each Sponsor Party shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by SPAC, the Company or PubCo, to effect the actions and consummate the Mergers and the other transactions contemplated by this Deed and the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SPONSOR PARTIES

Each Sponsor Party represents and warrants (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party), severally and not jointly, to SPAC, the Company and PubCo as of the date hereof as follows:

2.1 Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Deed and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Deed and to perform his or her obligations hereunder. This Deed has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Deed, this Deed constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Deed is being executed in a representative or fiduciary capacity, the Person signing this Deed has full power and authority to enter into this Deed on behalf of the applicable Sponsor Party.

2.2 Ownership. Such Sponsor Party is the registered holder of legal title, and record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor Party’s Subject Shares and Subject Warrants set forth on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares or Subject Warrants (other than transfer restrictions under the Securities Act)) affecting any such SPAC Ordinary Shares or SPAC Warrants, other than Liens pursuant to (i) this Deed, (ii) the SPAC Articles, (iii) the Business Combination Agreement, (iv) the Sponsor Letter Agreement or (v) any applicable securities Laws. Such Sponsor Party’s Subject Shares and Subject Warrants are the only equity securities in SPAC owned of record or beneficially by such Sponsor Party on the date of this Deed, and none of such Sponsor Party’s Subject Shares or Subject Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares or Subject Warrants, except as provided hereunder and under the Sponsor Letter Agreement. Other than the Subject Warrants, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

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2.3 No Conflicts. The execution and delivery of this Deed by such Sponsor Party does not, and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Shares or Subject Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Deed.

2.4 Litigation. There are no Actions pending against such Sponsor Party, or to the knowledge of such Sponsor Party threatened against such Sponsor Party, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Deed.

2.5 No Inconsistent Agreements. Except for this Deed, such Sponsor Party (a) has not granted any proxies or entered into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or entered into any other agreement, with respect to any Subject Shares, and (b) has not taken any action that would make any representation or warranty of such Sponsor Party herein untrue or incorrect in any material respect, or have the effect of preventing or disabling such Sponsor Party from performing its material obligations hereunder.

2.6 Acknowledgment. Such Sponsor Party understands and acknowledges that each of SPAC, the Company and PubCo is entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Deed.

ARTICLE III

MISCELLANEOUS

3.1 Mutual Release.

(a) Sponsor Party Release. Each Sponsor Party, on its own behalf and on behalf of each of its Affiliates (other than SPAC or any of SPAC’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Initial Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC and their respective Subsidiaries and its and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (i) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Initial Merger Effective Time to such Sponsor Releasor or (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Initial Merger Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Initial Merger Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 3.1(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Deed or any other Transaction Documents or SPAC Charter, including for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, (iv) pursuant to a Contract and/or SPAC policy to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Initial Merger Effective Time, or (v) for any claim for fraud.

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(b) Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Initial Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor and its respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties such Company Releasee has prior to or as of the Initial Merger Effective Time to such Company Releasor, (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Initial Merger Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 3.1(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Deed or any other Transaction Documents, or (ii) for any claim for fraud.

3.2 Termination. This Deed shall terminate and be of no further force or effect upon the earliest to occur of: (a) with respect to each Sponsor Party, the mutual written consent of SPAC, the Company, PubCo and such Sponsor Party, (b) the Closing, and (c) the termination of the Business Combination Agreement in accordance with its terms. Upon such termination of this Deed, all obligations of the relevant parties under this Deed will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Deed shall not relieve any party hereto from liability arising in respect of any breach of this Deed prior to such termination. This ARTICLE III shall survive the termination of this Deed.

3.3 Governing Law; Arbitration.

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(a) This Deed and any claim or cause of action hereunder based upon, arising out of or related to this Deed (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Deed, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Deed shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

3.4 Assignment. This Deed and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Deed nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

3.5 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Deed in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Deed and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Deed shall not be required to provide any bond or other security in connection with any such order or injunction.

3.6 Amendment. This Deed may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

3.7 Severability. If any provision of this Deed is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Deed will remain in full force and effect. Any provision of this Deed held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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3.8 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Deed are:

If to the Company or PubCo:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to SPAC:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

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with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

Attention: Mark Brod

Email: mbrod@stblaw.com

If to a Sponsor Party:

To such Sponsor Party’s address set forth in Schedule I

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

3.9 Counterparts. This Deed may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

3.10 Entire Agreement. This Deed and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[Remainder of page intentionally left blank]

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Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
PRIMAVERA CAPITAL ACQUISITION LLC) by its duly authorised representative	)
FRED HU	)
in the presence of:	) /s/ Fred Hu

/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
FRED HU	)
in the presence of:	) /s/ Fred Hu
/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
TONG CHEN	)
in the presence of:	) /s/ Tong Chen

/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.
SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
CHENLING ZHANG	)
in the presence of:	) /s/ Chenling Zhang
/s/ Luis Arcentales
Witness
Name: Luis Arcentales
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
MUKTESH PANT	)
in the presence of:	) /s/ Muktesh Pant

/s/ Vinita Pant
Witness
Name: Vinita Pant
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
TERESA ANNE TEAGUE	)
in the presence of:	) /s/ Teresa Anne Teague

/s/ Kirsty Pocock
Witness
Name: Kirsty Pocock
Title: Partner

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

SIGNED, SEALED AND DELIVERED	)
as a Deed by	)
SONIA CHENG	)
in the presence of:	) /s/ Sonia Cheng

/s/ Nancy Tai
Witness
Name: Nancy Tai
Title: Executive Assistant

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
PRIMAVERA CAPITAL ACQUISITION	)
CORPORATION	)
by its duly authorised representative	)
TONG CHEN	)
in the presence of:	) /s/ Tong Chen

/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
FOSUN FASHION GROUP (CAYMAN))
LIMITED	)
by its duly authorised representative	) /s/ Yun CHENG
Yun CHENG	)
in the presence of:	)

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage - Signature Page to Sponsor Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
LANVIN GROUP HOLDINGS LIMITED	)
复朗集团	)
by its duly authorised representative	) /s/ Yun CHENG
Yun CHENG	)
in the presence of:	)

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage - Signature Page to Sponsor Support Deed]

Exhibit 10.3

SHAREHOLDER SUPPORT DEED

This Shareholder Support Deed (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Deed”) is dated as of March 23, 2022 by and among Primavera Capital Acquisition Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“SPAC”), Fosun Fashion Group (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Lanvin Group Holdings Limited 复朗集团, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“PubCo”) and the Persons set forth on Schedule I hereto (each, a “Company Shareholder” and collectively, the “Company Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each Company Shareholder is the holder of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Ordinary Shares and Company Preferred Shares as set forth opposite its name on Schedule I hereto (such Company Ordinary Shares and Company Preferred Shares, together with any other Company Shares acquired by such Company Shareholder after the date of this Deed and during the term of this Deed, collectively referred to herein as the “Subject Shares” of such Company Shareholder);

WHEREAS, concurrently with the execution and delivery of this Deed, SPAC, the Company, PubCo and certain other parties thereto are entering into a Business Combination Agreement (as may be amended, restated, modified or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, SPAC will merge with and into Merger Sub 1 (with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo) and Merger Sub 2 will merge with and into the Company (with the Company surviving such merger as a wholly-owned subsidiary of PubCo), upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition to the willingness of SPAC to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

SHAREHOLDER SUPPORT DEED; COVENANTS

1.1 Binding Effect of Business Combination Agreement. Each Company Shareholder hereby acknowledges that it has read the Business Combination Agreement and this Deed and has had the opportunity to consult with its tax and legal advisors. Each Company Shareholder shall be bound by and comply with Section 8.2 (Non-Solicit), Section 8.3 (Preparation of Joint Proxy Statement/Prospectus; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Meeting and Approvals) and Section 11.11 (Publicity) of the Business Combination Agreement as if (a) such Company Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to the “Company” in Section 8.5 (Tax Matters) of the Business Combination Agreement also referred to each such Company Shareholder.

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1.2 No Transfer. Other than pursuant to this Deed, each Company Shareholder shall not, directly or indirectly, (i) lend, sell, transfer, tender, grant, charge, mortgage, pledge or otherwise encumber, grant a security interest in, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Second Merger, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, (iii) take any action that would make any representation or warranty of such Company Shareholder herein untrue or incorrect in any material respect, or have the effect of preventing or disabling such Company Shareholder from performing its material obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Company Shareholder from performing any of its material obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Company Shareholder agrees with, and covenants to, SPAC, PubCo and the Company that such Company Shareholder shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of its Subject Shares.

1.3 Dissenters’ Rights. Each Company Shareholder hereby irrevocably waives, and/or agrees not to exercise or assert, any and all rights, actions or claims under Section 238 of the Companies Act of the Cayman Islands (as amended) (the “Act”) (including but not limited to the right to dissent from the merger, and the rights in s.238(12) and/or s.238(16) of the Act), and any other similar statute in connection with the Second Merger and the Business Combination Agreement.

1.4 Waiver of Anti-Dilution Protection. Each Company Shareholder hereby irrevocably waives, and agrees not to exercise or assert, any of its rights pursuant to Section 8 (Anti-Dilution Protection) of the Company Shareholders’ Agreement in connection with the Second Merger and the Business Combination Agreement.

1.5 New Shares. In the event that prior to the Closing (i) any Company Shares or other securities of the Company are issued or otherwise distributed to a Company Shareholder pursuant to any share dividend or distribution, or any change in any of the Company Ordinary Shares, Company Preferred Shares or other share capital of the Company by reason of any share sub-division, recapitalization, consolidation, exchange of shares or the like, (ii) a Company Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Deed, or (iii) a Company Shareholder acquires the right to vote or share in the voting of any Company Share after the date of this Deed (together the “New Securities”), the Subject Shares of such Company Shareholder shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

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1.6 Company Shareholder Agreements.

(a) Each Company Shareholder hereby unconditionally and irrevocably agrees that, at any meeting of the shareholders of Company called to seek the Company Shareholders Approval, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company with respect to the Business Combination Agreement, any other Transaction Document, the Second Merger or any other Transaction is sought, such Company Shareholder shall, (i) if a meeting is held, appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum and (ii) vote or cause to be voted (including by class vote and/or written resolution and /or consent, if applicable) the Subject Shares:

(i) in favor of granting the Company Shareholders Approval or, if there are insufficient votes in favor of granting the Company Shareholders Approval, in favor of the adjournment or postponement of such meeting of the shareholders of the Company to a later date, including the approval and adoption of the amendment of the Company Articles as contemplated by Section 6.1 of the Business Combination Agreement;

(ii) against (A) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Second Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any securities of the Company or any other Group Company, other than in connection with the Transactions, (B) any Company Acquisition Proposal, and (C) other than any amendment to the Company Articles permitted under Section 6.1 of the Business Combination Agreement, any amendment of the Company Articles, the Company Shareholders’ Agreement or other proposal or transaction involving Company or any of its Subsidiaries, which would be reasonably likely to, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Second Merger, any other Transaction or change in any manner the voting rights of any class of the Company’s share capital.

(b) Each Company Shareholder represents and warrants that any proxies heretofore given in respect of the Subject Shares held by such Company Shareholder that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

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(c) Each Company Shareholder hereby irrevocably grants to, and appoints, the SPAC as such Company Shareholder’s proxy and attorney-in-fact (with full power of substitution and delegation), for and in the name, place and stead of such Company Shareholder, to vote in respect of all of its Subject Shares at all general meetings of the Company, to requisition and convene a meeting or meetings of the members of the Company, to sign a members written resolution of the Company in respect of all of its Subject Shares, or grant a written consent or approval in respect of its Subject Shares in a manner consistent with this Section 1.6(c). Each Company Shareholder hereby affirms that the irrevocable proxy and attorney-in –fact set forth in this Section 1.6(c) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and attorney-in-fact is given to secure the performance of the duties of such Company Shareholder under this Deed. Each Company Shareholder hereby further affirms that the irrevocable proxy and attorney-in-fact is granted to secure a proprietary interest and the performance of obligations owed to the SPAC under this Deed within the meaning of the Powers of Attorney Act (as amended) of the Cayman Islands and each Company Shareholder hereby acknowledges the same. Each Company Shareholder hereby further affirms that the irrevocable proxy and attorney-in-fact may under no circumstances be revoked, and ratifies and confirms all that such irrevocable proxy and attorney-in-fact may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND ATTORNEY-IN-FACT IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS AMENDED) OF THE CAYMAN ISLANDS . The irrevocable proxy and attorney-in-fact granted hereunder shall only terminate upon the termination of this Deed.

(d) Each Company Shareholder hereby agrees that it will not take any steps which would in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Second Merger, or any other Transaction, and, without limiting the foregoing, agrees that it will not file any proceedings (including any winding up petition) against the Company or its directors) relating to, resulting from, or in reliance upon, the Business Combination Agreement

(e) Fosun Fashion Holdings (Cayman) Limited hereby covenants that it (i) will irrevocably surrender, for nil consideration, subject to the Closing and effective immediately prior to the consummation of the Second Merger, the number of Company Ordinary Shares specified in Schedule I hereto as to be surrendered by it pursuant to this Section 1.6(e), and (ii) will transfer for nil consideration, immediately upon completion of the PubCo Share Sub-division, all of the PubCo Shares then held by it to Sponsor in accordance with Section 2.1(b) of the Business Combination Agreement.

1.7 Consent to Disclosure. Each Company Shareholder hereby consents to the publication and disclosure in the Joint Proxy Statement/Prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, the Company or PubCo to any Governmental Authority or to security holders of SPAC) of such Company Shareholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Shareholder’s commitments, arrangements and understandings under and relating to this Deed and, if deemed appropriate by SPAC, the Company or PubCo, a copy of this Deed. Each Company Shareholder will promptly provide any information reasonably requested by SPAC, the Company or PubCo for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

1.8 Investor Rights Agreement. On the Closing Date, each of the Company Shareholders set forth on Schedule II hereto shall deliver to SPAC, the Company and PubCo a duly executed copy of the Investor Rights Agreement substantially in the form attached as Exhibit E to the Business Combination Agreement.

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1.9 Termination of Company Shareholders’ Agreement and Side Letters. The Company Shareholders and the Company hereby agree that, in accordance with the terms thereof, each of (i) the Company Shareholders’ Agreement and (ii) any side letter with respect to the Company Shareholders’ Agreement or any subscription agreement in respect of any Subject Shares that may exist as of the Second Merger Effective Time between the Company or any of its Subsidiaries, on the one hand, and such Company Shareholder or any of such Company Shareholder’s Affiliates, on the other hand, is hereby terminated effective upon the consummation of the Closing, and thereupon shall be of no further force or effect, without any further action on the part of any of the Company Shareholders or the Company, and neither the Company, the Company Shareholders, nor any of their respective Affiliates or Subsidiaries shall have any further rights, duties, liabilities or obligations thereunder, provided, however, that such termination shall not relieve any Company Shareholders hereto from liability arising in respect of any breach prior to such termination and consummation of the Closing.

1.10 Further Assurances. Each Company Shareholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by SPAC, the Company or PubCo, to effect the actions and consummate the Mergers and the other transactions contemplated by this Deed and the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS

Each Company Shareholder represents and warrants (solely with respect to itself, himself or herself and not with respect to any other Company Shareholder), severally and not jointly, to SPAC, the Company and PubCo as of the date hereof as follows:

2.1 Organization; Due Authorization. If such Company Shareholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Deed and the consummation of the transactions contemplated hereby are within such Company Shareholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Shareholder. If such Company Shareholder is an individual, such Company Shareholder has full legal capacity, right and authority to execute and deliver this Deed and to perform his or her obligations hereunder. This Deed has been duly executed and delivered by such Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Deed, this Deed constitutes a legally valid and binding obligation of such Company Shareholder, enforceable against such Company Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Deed is being executed in a representative or fiduciary capacity, the Person signing this Deed has full power and authority to enter into this Deed on behalf of the applicable Company Shareholder.

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2.2 Ownership. Such Company Shareholder is the registered holder of legal title, and record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Shareholder’s Subject Shares set forth on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Deed, (ii) the Company Articles and the Company Shareholders’ Agreement, (iii) the Business Combination Agreement or (iv) any applicable securities Laws. Such Company Shareholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Shareholder on the date of this Deed, and none of such Company Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Company Shareholder’s name on Schedule I hereto, such Company Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

2.3 No Conflicts. The execution and delivery of this Deed by such Company Shareholder does not, and the performance by such Company Shareholder of his, her or its obligations hereunder will not, (i) if such Company Shareholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Shareholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Shareholder or such Company Shareholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Shareholder of its, his or her obligations under this Deed.

2.4 Litigation. There are no Actions pending against such Company Shareholder, or to the knowledge of such Company Shareholder threatened against such Company Shareholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Shareholder of its, his or her obligations under this Deed.

2.5 Adequate Information. Such Company Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Deed and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC or the Company and based on such information as such Company Shareholder has deemed appropriate, made its own analysis and decision to enter into this Deed. Such Company Shareholder acknowledges that SPAC, the Company and PubCo have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Deed. Such Company Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Shareholder are irrevocable.

2.6 No Inconsistent Agreements. Except for this Deed, such Company Shareholder (a) has not granted any proxies or entered into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or entered into any other agreement, with respect to any Subject Shares, and (b) has not taken any action that would make any representation or warranty of such Company Shareholder herein untrue or incorrect in any material respect, or have the effect of preventing or disabling such Company Shareholder from performing its material obligations hereunder.

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2.7 Acknowledgment. Such Company Shareholder understands and acknowledges that each of SPAC, the Company and PubCo is entering into the Business Combination Agreement in reliance upon such Company Shareholder’s execution and delivery of this Deed.

ARTICLE III

MISCELLANEOUS

3.1 Mutual Release.

(a) Shareholder Release. Each Company Shareholder, on its own behalf and on behalf of each of its Affiliates (other than the Company or any of its Subsidiaries) and each of its and their successors, assigns and executors (each, a “Shareholder Releasor”), effective as at the Second Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC and their respective Subsidiaries and its and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Shareholder Releasee”), from (i) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Second Merger Effective Time to such Shareholder Releasor or (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Shareholder Releasor has prior to or as of the Second Merger Effective Time, against any Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Second Merger Effective Time (except in the event of fraud on the part of a Shareholder Releasee); provided, however, that nothing contained in this Section 3.1(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Deed or any other Transaction Documents or (ii) for any claim for fraud.

(b) Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Second Merger Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company Shareholders and their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties such Company Releasee has prior to or as of the Second Merger Effective Time to such Company Releasor, (ii) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Second Merger Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 3.1(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Deed or any other Transaction Documents, or (ii) for any claim for fraud.

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3.2 Deed of Accession. Any person who executes and delivers a Deed of Accession in the form set forth in Exhibit A hereto after the date hereof shall be deemed to be a party to this Deed from the date of the delivery and shall be subject to the obligations of a Company Shareholder under this Deed, whereupon Schedule I and Schedule II (if applicable) to this Deed shall be deemed to have been updated with the information of such Person as set forth in the Deed of Accession.

3.3 Termination. This Deed shall terminate and be of no further force or effect upon the earliest to occur of: (a) with respect to each Company Shareholder, the mutual written consent of SPAC, the Company, PubCo and such Company Shareholder, (b) the Closing, and (c) the termination of the Business Combination Agreement in accordance with its terms. Upon such termination of this Deed, all obligations of the relevant parties under this Deed will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Deed shall not relieve any party hereto from liability arising in respect of any breach of this Deed prior to such termination. Section 1.3 and this ARTICLE III shall survive the termination of this Deed.

3.4 Governing Law; Arbitration.

(a) This Deed and any claim or cause of action hereunder based upon, arising out of or related to this Deed (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Deed, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction.

(b) All disputes arising out of or in connection with this Deed shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

3.5 Assignment. This Deed and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Deed nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

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3.6 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Deed in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Deed and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Deed shall not be required to provide any bond or other security in connection with any such order or injunction.

3.7 Amendment. This Deed may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

3.8 Severability. If any provision of this Deed is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Deed will remain in full force and effect. Any provision of this Deed held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

3.9 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Deed are:

If to the Company or PubCo:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

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DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to SPAC:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

If to a Company Shareholder:

To such Company Shareholder’s address set forth in Schedule I hereto with a required copy (which shall not constitute notice) to:

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DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

3.10 Counterparts. This Deed may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

3.11 Entire Agreement. This Deed and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[Remainder of page intentionally left blank]

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Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
INVESTORS:
by its duly authorised representative	)
[●]	)
in the presence of:	)
)

[●]
Witness
Name:
Title:

[Heritage—Signature Page to Shareholder Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
PRIMAVERA CAPITAL ACQUISITION)
CORPORATION	)
by its duly authorised representative	)
TONG CHEN	)
in the presence of:	) /s/ Tong Chen

/s/ Alex Ge
Witness
Name: Alex Ge
Title: Witness

[Heritage—Signature Page to Shareholder Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
FOSUN FASHION GROUP (CAYMAN))
LIMITED	)
by its duly authorised representative	)
Yun CHENG	)
in the presence of:	) /s/ Yun CHENG

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage—Signature Page to Shareholder Support Deed]

Executed as a deed.

EXECUTED AND DELIVERED	)
as a Deed in the name of	)
LANVIN GROUP HOLDINGS LIMITED)
复朗集团	)
by its duly authorised representative	)
Yun CHENG	)
in the presence of:	) /s/ Yun CHENG

/s/ Gong CHENG
Witness
Name: Gong CHENG
Title: CRO

[Heritage—Signature Page to Shareholder Support Deed]

Exhibit 10.4

EXECUTION VERSION

LOCK-UP AGREEMENT

This Lock-Up Agreement (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Agreement”) is made and entered into as of March 23, 2022, by and among (i) Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”), (ii) Primavera Capital Acquisition LLC, a Cayman Islands limited liability company (the “Sponsor”), (iii) certain individuals set forth in Schedule 1 hereto (such individuals, the “SPAC Insiders”), (iv) Primavera Capital Acquisition Corporation, a Cayman Islands exempted company limited by shares (“SPAC”), and (v) certain former shareholders of Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company limited by shares, set forth in Schedule 2 hereto (such former shareholders, the “Company Holders”). The Sponsor, the SPAC Insiders, the Company Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 2 are referred to herein, individually, as a “Holder” and, collectively, as the “Holders.” Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Business Combination Agreement, dated on or about the date hereof, by and among PubCo, SPAC and certain other parties thereto (as may be amended, supplemented, modified or varied in accordance with the terms therein, the “Business Combination Agreement”).

WHEREAS, in connection with transactions contemplated by the Business Combination Agreement, and in view of the valuable consideration to be received by the parties thereunder, PubCo, SPAC and each of the Holders desire to enter into this Agreement, pursuant to which the Holders’ Lock-Up Securities (as defined below) shall become subject to limitations on transfer as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration (the receipt, sufficiency and adequacy of which are hereby acknowledged) and intending to be legally bound hereby, PubCo, SPAC and the Holders hereby agree as follows:

1. Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

(a) “Lock-Up Period” shall mean (i) with respect to the Sponsor, the SPAC Insiders, Fosun International Limited (“Fosun”) and its Affiliates, and their respective Permitted Transferees, the period beginning on the Closing Date and ending on the earliest of (x) the date that is 12 months after the Closing Date; (y) the date on which PubCo completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property (a “Liquidation Event Date”) and (z) if the last reported sale price of the PubCo Ordinary Shares equals or exceeds US$12.00 per share (as adjusted for share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing; and (ii) with respect to the Company Holders and their respective Permitted Transferees (other than Fosun, its Affiliates and Permitted Transferees), the period beginning on the Closing Date and ending on the earlier of (x) the date that is 180 days after the Closing Date, and (y) the Liquidation Event Date.

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(b) “Lock-Up Securities” shall mean (i) with respect to the Sponsor, the SPAC Insiders and their respective Permitted Transferees, the PubCo Ordinary Shares and the PubCo Warrants (or PubCo Ordinary Shares issued or issuable upon the conversion or exercise of the PubCo Warrants) held by such Person immediately following the Closing (other than the PubCo Ordinary Shares acquired pursuant to the Private Placement Agreements or in the public market), and (ii) with respect to the Company Holders and their respective Permitted Transferees, (A) the PubCo Ordinary Shares held by such Person immediately following the Closing (other than the PubCo Ordinary Shares acquired pursuant to the Private Placement Agreements or in the public market) and (B) the PubCo Ordinary Shares issued to directors and officers of PubCo upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing.

(c) “Permitted Transferee” shall mean any Person to whom a Holder is permitted to transfer Lock-Up Securities prior to the expiration of the Lock-Up Period pursuant to Section 2(b).

(d) “Transfer” shall mean the (i) loan, sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge or otherwise encumber, grant of any option or warrant to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2. Lock-Up Provisions.

(a) Subject to Section 2(b), each Holder agrees in favor of PubCo that it shall not Transfer any Lock-Up Securities until the end of the Lock-Up Period applicable to it.

(b) Notwithstanding the provisions set forth in Section 2(a), each Holder or its respective Permitted Transferees may Transfer the Lock-Up Securities during the Lock-Up Period (i) to (A) PubCo’s officers or directors, (B) any affiliates or family members of PubCo’s officers or directors, (C) any direct or indirect partners, members or equity holders of the Sponsor, the SPAC Insiders or any related investment funds or vehicles controlled or managed by such Persons or their respective affiliates, or (D) any direct or indirect partners, members or equity holders of such Holder, any affiliates of such Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; (v) the entry, by the Holder, at any time after Closing of the transactions contemplated under the Business Combination Agreement, of any trading plan providing for sale of shares of the Lock-Up Securities by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided however that such plan does not provide for, or permit, the sale of any Lock-Up Securities during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; (vi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (v) above; (vii) by virtue of the laws of Cayman Islands or the Sponsor’s limited liability company agreement, as amended from time to time, upon dissolution of the Sponsor; (viii) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (ix) to PubCo; (x) the exercise of stock options, including through a “net” or “cashless” exercise, or receipt of shares upon vesting of restricted stock units granted pursuant to an equity incentive plan; (xi) forfeitures of PubCo Ordinary Shares to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (xii) in connection with (but subject to the completion of) a bona fide liquidation, merger, stock exchange, reorganization, tender offer approved by the board of directors of PubCo or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property subsequent to the Closing Date; or (xiii) in connection with any legal, regulatory or other order; provided, however, that in the case of clauses (i) through (vi), such Permitted Transferees must enter into a written agreement with PubCo agreeing to be bound by the transfer restrictions in this Section 2.

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(c) Any Transfer that is made or attempted contrary to the provisions of this Agreement shall be null and void ab initio and PubCo shall refuse to recognize any such transferee of the Lock-Up Securities as one of its equity holders for any purpose. In order to enforce this Section 2, PubCo may impose stop-transfer instructions with respect to the Lock-Up Securities until the end of the Lock-Up Period.

(d) For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of PubCo with respect to the Lock-Up Securities that are PubCo Ordinary Shares during the Lock-Up Period, including the right to vote such Lock-Up Securities that such Holders is entitled to vote.

3. Miscellaneous.

(a) Governing Law; Arbitration. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b) Assignment; Third Parties. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. This Agreement and all obligations of a Holder are personal to such Holder and may not be transferred or delegated at any time. Nothing contained in this Agreement shall be construed to confer upon any person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

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(c) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof. Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Amendment; Waiver. Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived by PubCo, or any of such provisions, covenants or conditions may be amended or modified, only upon the written consent of (i) PubCo, (ii) the Sponsor, and (iii) Holders of a majority of the total Lock-Up Securities. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(e) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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(f) Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the Parties for the purpose of this Agreement are:

If to the PubCo:

LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to any Holder:

At such Holder’s address or email address as set forth in PubCo’s books and records.

(g) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(h) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled or terminated and shall be of no force and effect. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of PubCo or any of the Holders under any other agreement between any of the Holders and PubCo, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of any of the Holders or PubCo under this Agreement. From and after the Closing, solely as among SPAC, the Sponsor and the SPAC Insiders, Section 8 of the Letter Agreement, dated as of January 21, 2021, by and among the Sponsor, the SPAC Insiders and certain other parties shall terminate and cease to have any force or effect.

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(i) Several Liability. The liability of any Holder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

(k) Termination. This Agreement may be terminated by the unanimous written consent of all parties hereto, and shall automatically terminate and be void ab initio upon the termination of the Business Combination Agreement without the Closing having taken place.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED
复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION LLC

By:	/s/ Fred Hu
Name: Fred Hu
Title: Director

[Heritage - Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Director

[Heritage - Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

[•]

By:
Name:
Title:

[Heritage - Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

[•]

By:
Name:

[Heritage - Signature Page to Lock-Up Agreement]

Exhibit 10.5

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Agreement”) is entered into as of March 23, 2022, by and among Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”), Primavera Capital Acquisition Corporation, a Cayman Islands exempted company limited by shares (“SPAC”), Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company limited by shares (the “Company”), and the parties listed on Schedule I hereto (each, an “Investor” and collectively, the “Investors”). Each of PubCo, SPAC, the Company and the Investors is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, PubCo, SPAC, the Company and certain other parties have entered into that certain Business Combination Agreement, dated on or about the date hereof (as may be amended, supplemented, modified or varied from time to time, the “Business Combination Agreement”);

WHEREAS, SPAC and the Investors listed as “SPAC Investors” on Schedule I hereto (the “SPAC Investors”) are parties to that certain Registration Rights Agreement, dated January 21, 2021 (the “Prior SPAC Agreement”);

WHEREAS, the Company and certain of the Investors listed as “Company Investors” on Schedule I hereto (the “Company Investors”) are parties to that certain Shareholders Agreement relating to the Company, dated May 31, 2021 (as may be amended, supplemented, modified or varied from time to time, the “Prior Company Agreement”);

WHEREAS, SPAC and the SPAC Investors desire to, upon the Business Combination Closing (defined below), terminate the Prior SPAC Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior SPAC Agreement;

WHEREAS, the Company and the Company Investors desire to, upon the Business Combination Closing, terminate the Prior Company Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Company Agreement;

WHEREAS, SPAC consummated the private placement of 10,280,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor upon the closing of the initial public offering of SPAC; and

WHEREAS, PubCo and the Investors also wish to, upon the Business Combination Closing, establish certain board nomination, corporate governance and other investor rights in respect of PubCo.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

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1. DEFINITIONS. The following capitalized terms used herein have the following meanings. Capitalized terms used but not otherwise defined in this Agreement have the meaning ascribed to such terms in the Business Combination Agreement.

“Affiliate” of any particular person means any other person controlling, controlled by or under common control with such person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no Investor shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this Agreement and neither PubCo nor any of its Subsidiaries shall be deemed an Affiliate of any Investor for purposes of this Agreement.

“Agreement” is defined in the Preamble to this Agreement.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts by PubCo, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” means the board of directors of PubCo.

“Business Combination Agreement” is defined in the Recitals to this Agreement.

“Business Combination Closing” has the meaning ascribed to “Closing” under the Business Combination Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, the Cayman Islands, Hong Kong or Singapore are authorized or required by Law to close.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the Preamble to this Agreement.

“Company Investors” is defined in the Recitals to this Agreement.

“Deed of Adherence” is defined in Section 8.1.

“Demand Registration” is defined in Section 2.2.1.

“Demand Takedown” is defined in Section 2.1.5(a).

“Demanding Holder” is defined in Section 2.2.1.

“Directors” means members of the Board.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

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“Form F-1” means a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

“Form F-3” means a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

“Holder” means a holder of Registrable Securities.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Investor” is defined in the Preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Losses” is defined in Section 6.3.1.

“Maximum Number of Shares” is defined in Section 2.2.4.

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of PubCo, as in effect on the Closing Date, as may be amended from time to time.

“New Registration Statement” is defined in Section 2.1.4.

“Nominating Committee” is defined in Section 6.1.2(b).

“Ordinary Shares” means the ordinary shares of PubCo, par value US$0.000001 per share.

“Party” is defined in the Preamble to this Agreement.

“Permitted Transferee” means any person to whom Ordinary Shares has been Transferred and is or has become party to this Agreement pursuant to one of the following types of transfers (irrespective of whether a restriction on Transfer then applies): (i) Transfers of Ordinary Shares to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin; (ii) Transfers by will or intestate succession upon the death of the undersigned; (iii) the Transfer of Ordinary Shares pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (iv) if the Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Holder, or (B) distributions of Ordinary Shares to partners, limited liability company members or shareholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (v) if the Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vi) Transfers to the officers or directors of PubCo or the Sponsor or their respective Affiliates; or (vii) Transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (i) through (vi).

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“Piggy-Back Registration” is defined in Section 2.3.1.

“Principal Investor” is defined in Section 6.3.1.

“Principal Investor Indemnitee” is defined in Section 6.3.1.

“Prior Company Agreement” is defined in the Recitals to this Agreement.

“Prior SPAC Agreement” is defined in the Recitals to this Agreement.

“Private Placement Warrant” is defined in the Recitals to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“PubCo Warrants” means the warrants of PubCo to be issued in exchange for the Private Placement Warrants of SPAC upon the Initial Merger Effective Time.

“PubCo” is defined in the Preamble to this Agreement.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (a) the Ordinary Shares issued or issuable upon the conversion of any shares of SPAC Class B Ordinary Shares, (b) the PubCo Warrants (including any Ordinary Shares issued or issuable upon the exercise of any such PubCo Warrants), (c) any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of PubCo held by an Investor as of the Initial Merger Effective Time (including the Ordinary Shares issued pursuant to the transactions contemplated by the Business Combination Agreement), (d) any other equity security of PubCo or any of its subsidiaries, or any successor, issued or issuable with respect to any such Ordinary Shares by way of a share dividend or share split or other distribution or in connection with a combination of shares, contractual control arrangement, recapitalization, merger, consolidation, spin-off or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, and new certificates for such securities not bearing a legend (other than legend imposed as a result of the restrictions contemplated by the Memorandum and Articles of PubCo or the Lock-Up Agreement (the “Lock-Up Agreement”) by and among PubCo, Sponsor, SPAC and the persons set forth in the schedules thereto) restricting further transfer shall have been delivered by PubCo to the transferee; (C) such securities shall have ceased to be outstanding; (D) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission); or (E) such securities shall have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration Statement” means a registration statement filed by PubCo with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form F-4, Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Requesting Holder” is defined in Section 2.1.5(a).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.1.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Selling Holders” is defined in Section 2.1.5(a)(ii).

“SPAC” is defined in the Preamble to this Agreement.

“SPAC Investor” is defined in the Recitals to this Agreement.

“Sponsor” means Primavera Capital Acquisition LLC, a Cayman Islands limited liability company.

“Sponsor Director” is defined in Section 6.1.2(a).

“Third Party Claim” is defined in Section 6.3.1.

“Transfer” means to (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge or otherwise encumber, grant any option or warrant to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii). Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented.

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“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Takedown.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Within thirty (30) days after the Closing Date, PubCo shall prepare and file or cause to be prepared and filed with the Commission, a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form F-3 (or, if Form F-3 is not available to be used by PubCo at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form F-1 and thereafter PubCo becomes eligible to use Form F-3 for secondary sales, PubCo shall, as promptly as reasonably practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form F-3. PubCo shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing but in no event later than sixty (60) days thereafter, or one hundred and twenty (120) days thereafter if the Resale Shelf Registration Statement is reviewed by and receives comments from the Commission; provided, however, that PubCo’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to PubCo such information regarding the Holder, the securities of PubCo held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by PubCo to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as PubCo may reasonably request that are customary of a selling shareholder in similar situations. Once effective, PubCo shall use commercially reasonable efforts to keep the Resale Shelf Registration Statement and prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this Section 2.1.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement, and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Holders.

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2.1.2 Notification and Distribution of Materials. PubCo shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within five (5) Business Days after the Resale Shelf Registration Statement becomes effective and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, PubCo shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If any Resale Shelf Registration Statement filed pursuant to Section 2.1.1 is filed on Form F-3 and thereafter PubCo becomes ineligible to use Form F-3 for secondary sales, PubCo shall promptly notify the Holders of such ineligibility and use its commercially reasonable efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form F-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time PubCo once again becomes eligible to use Form F-3, PubCo shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form F-3.

2.1.4 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs PubCo that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, PubCo agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-3, or if Form F-3 is not then available to PubCo for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, PubCo shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that PubCo used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Investors, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event PubCo amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, PubCo will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to PubCo or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

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2.1.5 Notice of Certain Events. PubCo shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). PubCo shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

(a) If PubCo shall receive a request from the Holders with an estimated market value of at least US$50,000,000 (the requesting Holder(s) shall be referred to herein as the “Requesting Holder”) that PubCo effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then PubCo shall promptly give notice of such requested Underwritten Takedown (each such request shall be referred to herein as a “Demand Takedown”) at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Demand Takedown to the other Investors and thereupon shall use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Requesting Holder has requested such offering under Section 2.1.5(a), and

(ii) subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any Holder (all such Holders, together with the Requesting Holder, the “Selling Holders”) have requested PubCo to offer by request received by PubCo within five (5) Business Days after such Holders receive PubCo’s notice of the Demand Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(b) Promptly after the expiration of the five-(5)-Business Day-period referred to in Section 2.1.5(a)(ii), PubCo will notify all Selling Holders of the identities of the other Selling Holders and the number of shares of Registrable Securities requested to be included therein.

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(c) PubCo shall only be required to effectuate: (i) no more than two Underwritten Takedowns in any twelve-month period; (ii) no more than three Underwritten Takedowns in respect of all Registrable Securities held by the SPAC Investors; (iii) no more than three Underwritten Takedowns in respect of all Registrable Securities held by the Company Investors, after giving effect to Section 2.2.1.

(d) If the managing Underwriter in an Underwritten Takedown advises PubCo and the Requesting Holder that, in its view, the number of Registrable Securities requested to be included in such Underwritten Offering exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold, the timing, the distribution method or the probability of success of such offering, the shares included in such Underwritten Takedown will be reduced by the Registrable Securities held by the Selling Holders (applied on a pro rata basis based on the total number of Registrable Securities held by such Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders).

2.1.6 Selection of Underwriters. The initiating Selling Holders shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to PubCo and shall consist of one or more reputable nationally recognized investment banks. In connection with an Underwritten Takedown, PubCo shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.7 Registrations effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.1.8 Block Trades.

(a) If a Demanding Holder wishes to consummate a Block Trade (on either a Commission registered or non-registered basis), then notwithstanding the time periods and piggyback rights otherwise provided herein, such Demanding Holder shall, if it would like the assistance of PubCo, endeavor to give PubCo sufficient advance notice in order to prepare the appropriate documentation for such transaction. Such Demanding Holder, if requesting a Commission registered underwritten Block Trade, (1) shall give PubCo written notice of the transaction and the anticipated launch date of the transaction at least five (5) Business Days prior to the anticipated launch date of the transaction, (2) PubCo shall be required to only notify the other Demanding Holders of the transaction and none of the other Holders, (3) the other Demanding Holders shall have one (1) Business Day prior to the launch of the transaction to determine if they wish to participate in the Block Trade, and (4) PubCo shall include in the Block Trade only shares held by the Demanding Holders. Any Registration effected pursuant to this Section 2.1.8 shall not be counted as Demand Registrations effected pursuant to Section 2.2 but shall be deemed an Underwritten Takedown and within the cap on Underwritten Takedowns provided in Section 2.1.5(c).

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(b) The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time after the expiration of a lock-up to which such shares are subject, if any, (i) the SPAC Investors who hold a majority in interest of the Registrable Securities held by all SPAC Investors or (ii) the Company Investors who hold US$50,000,000 of the Registrable Securities held by all the Company Investors, as the case may be, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by PubCo at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Holders). Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. PubCo will notify all Investors that are Holders of the demand, and each such Holder who wishes to include all or a portion of such Holder’s Registrable Securities in the Demand Registration (each such Holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify PubCo within fifteen (15) days after the receipt by the Holder of the notice from PubCo. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. PubCo shall not be obligated to effect: (a) more than one (1) Demand Registration during any six-month period; (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1; (c) more than two (2) Underwritten Demand Registrations in respect of all Registrable Securities held by the SPAC Investors, each of which will also count as an Underwritten Takedown of the SPAC Investors under Section 2.1.5(c)(ii); or (d) more than two (2) Underwritten Demand Registrations in respect of all Registrable Securities held by the Company Investors, each of which will also count as an Underwritten Takedown of the Company Investors under Section 2.1.5(c)(iii).

2.2.2 Effective Registration. A Registration will not count as a Demand Registration unless and until (i) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and (ii) PubCo has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that PubCo shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Offering. If the Demanding Holders so elect and such holders so advise PubCo as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering with an estimated market value of at least US$50,000,000. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the Holders initiating the Demand Registration, and subject to the approval of PubCo.

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2.2.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an Underwritten Offering advises PubCo and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Ordinary Shares or other securities which PubCo desires to sell and the Ordinary Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of PubCo who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then PubCo shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Ordinary Shares or other securities that PubCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the Ordinary Shares or other securities for the account of other persons that PubCo is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares.

2.2.5 Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to PubCo and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then either the Demanding Holders shall reimburse PubCo for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.1) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.1. Notwithstanding anything to the contrary in this Agreement, (i) PubCo may effect any Underwritten Registration pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering, and (ii) PubCo shall be responsible for the registration expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this Section 2.2.5.

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2.3 Piggy-Back Registration.

2.3.1 Piggy-Back Rights. If PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by PubCo for its own account or for shareholders of PubCo for their account (or by PubCo and by shareholders of PubCo including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of PubCo, (iv) filed on Form F-4 or S-4 (or any successor form thereto) related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a Block Trade by one or more Holders in accordance with Section 2.1.8, then PubCo shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the Holders in such notice the opportunity to register the sale of such number of shares of Registrable Securities that are not subject to any transfer restrictions under any applicable lock-up, as such Holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). PubCo shall cause such Registrable Securities to be included in such Piggy-Back Registration and shall use its reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of PubCo and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All Holders proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an Underwritten Offering advises PubCo and the Holders in writing that the dollar amount or number of Ordinary Shares which PubCo desires to sell, taken together with Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the Holders hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then PubCo shall include in any such registration:

(a) If the Registration is undertaken for PubCo’s account: (A) first, the Ordinary Shares or other securities that PubCo desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities for the account of other persons that PubCo is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

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(b) If the Registration is a “demand” registration undertaken at the demand of persons other than either the Holders, (A) first, the Ordinary Shares or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities that PubCo desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other securities for the account of other persons that PubCo is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3 Withdrawal. Any Holder may elect to withdraw such Holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to PubCo of such request to withdraw prior to the effectiveness of the Registration Statement. PubCo (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, PubCo shall pay all expenses incurred by the Holders in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3.4 Unlimited Piggy-Back Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2, and there shall be no limit on the number of Piggy-Back Registrations.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever PubCo is required to effect the registration of any Registrable Securities pursuant to Section 2 or an underwritten Block Trade, PubCo shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. PubCo shall use its commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which PubCo then qualifies or which counsel for PubCo shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that PubCo shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if PubCo shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of PubCo stating that, in the good faith judgment of the Board, it would be materially detrimental to PubCo and its shareholders for such Registration Statement to be effected at such time; provided, however, PubCo shall have the right to defer such filing for a period of not more than ninety (90) days and that PubCo shall not defer its obligation in this manner more than twice in any 12-month period.

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3.1.2 Copies. PubCo shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Holders included in such registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Holders included in such registration or legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders.

3.1.3 Amendments and Supplements. PubCo shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.4 Notification. After the filing of a Registration Statement, PubCo shall promptly, and in no event more than five (5) Business Days after such filing, notify the Holders included in such Registration Statement of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within five (5) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and PubCo shall take all actions reasonably required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the Holders included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, PubCo shall furnish to the Holders included in such Registration Statement and to the legal counsel for any such Holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. PubCo shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

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3.1.6 Agreements for Disposition. PubCo shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of PubCo in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Holders included in such registration statement, and the representations, warranties and covenants of the Holders included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of PubCo.

3.1.7 Comfort Letter. PubCo shall obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders.

3.1.8 Opinions. On the date the Registrable Securities are delivered for sale pursuant to any Registration, PubCo shall obtain an opinion, dated such date, of one (1) counsel representing PubCo for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders.

3.1.9 Cooperation. The principal executive officer of PubCo, the principal financial officer of PubCo, the principal accounting officer of PubCo and all other officers and members of the management of PubCo shall use their reasonable efforts to cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Records. Upon execution of confidentiality agreements (in forms and substance that are reasonably satisfactory to PubCo), PubCo shall make available for inspection by the Holders included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any Holder included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of PubCo, as shall be necessary to enable them to exercise their due diligence responsibility, and cause PubCo’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

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3.1.11 Earnings Statement. PubCo shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.12 Listing. PubCo shall use its commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by PubCo are then listed or designated.

3.1.13 Market Stand-Off. In connection with any Underwritten Offering of equity securities of PubCo (other than a Block Trade) in which a Holder participates, such Holder agrees that it shall not Transfer any Ordinary Shares or other equity securities of PubCo (other than those included in such offering pursuant to this Agreement), without the prior written consent of PubCo, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders); provided, that such agreement shall not be materially more restrictive than any similar agreement entered into by the directors and executive officers of PubCo participating in such Underwritten Offering; provided, further, that such agreement shall provide that any early release of any Holder from the provisions of the terms of such agreement shall be on a pro rata basis among all Holders.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from PubCo of the happening of any event of the kind described in Section 3.1.4, or, upon any suspension by PubCo, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in PubCo’s securities because of the existence of material non-public information, each Holder included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder receives the supplemented or amended prospectus contemplated by Section 3.1.4 or the restriction on the ability of “insiders” to transact in PubCo’s securities is removed, as applicable, and, if so directed by PubCo, each such Holder will deliver to PubCo all copies, other than permanent file copies then in such Holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. Except as set forth in Section 2.2.5, PubCo shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2, any Demand Takedown pursuant to Section 2.1.5(a)(i), any Piggy-Back Registration pursuant to Section 2.3, and any registration on Form F-3 effected pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) PubCo’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.12; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for PubCo and fees and expenses for independent certified public accountants retained by PubCo; (viii) the fees and expenses of any special experts retained by PubCo in connection with such registration and (ix) the reasonable fees and expenses of one (1) legal counsel selected by the Holders of a majority-in-interest of the Registrable Securities included in such registration. PubCo shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the Holders thereof, which underwriting discounts or selling commissions shall be borne by such Holders. Additionally, in an Underwritten Offering, all selling shareholders and PubCo shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

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3.4 Information. The Holders shall promptly provide such information as may reasonably be requested by PubCo, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with PubCo’s obligation to comply with Federal and applicable state securities laws.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by PubCo. PubCo agrees to indemnify and hold harmless each Investor and each other Holder, and each of their respective officers, employees, Affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by PubCo of the Securities Act or any rule or regulation promulgated thereunder applicable to PubCo and relating to action or inaction required of PubCo in connection with any such registration; and PubCo shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that PubCo will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission of any material fact made in such Registration Statement, preliminary prospectus, or final prospectus or any such amendment or supplement, in reliance upon and in conformity with information furnished to PubCo, in writing, by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

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4.2 Indemnification by Holders. Each selling Holder will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless PubCo, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling Holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to PubCo by such selling Holder expressly for use therein, or is based on any selling Holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse PubCo, its directors and officers, and each other selling Holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which such counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

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4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is judicially determined to be unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The Parties agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no Holder shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such Holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. PubCo shall use commercially reasonable efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act (or, if PubCo is not required to file such reports, it will, upon the reasonable request of any holder of Registrable Securities, make publicly available such necessary information for so long as reasonably necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time or any similar rule or regulation hereafter adopted by the Commission) and take such further action as the Holders may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6. GOVERNANCE

6.1 Board of Directors.

6.1.1 Number of Directors. Subject to applicable laws, the Board shall initially consist of seven (7) Directors, and thereafter may be changed from time to time by resolution of the Board in accordance with the Memorandum and Articles.

6.1.2 Composition of the Board.

(a) The Sponsor shall have the right to appoint one (1) individual to serve as a Director (the “Sponsor Director”), and shall have the exclusive right to remove the Sponsor Director from the Board and appoint a replacement Sponsor Director to the Board. Each appointment or removal of a Sponsor Director pursuant to this Section 6.1.2(a) shall be effected by notice in writing and signed by or on behalf of the Sponsor and delivered to the registered office provider for the time being of PubCo. PubCo shall take all necessary and desirable actions within its control to effectuate the foregoing rights of the Sponsor, including passing the required resolutions to update the Register of Directors of PubCo and to make the necessary filings with the Registrar of Companies in the Cayman Islands. Each of the Investors (i) shall vote its Ordinary Shares at any general meeting of shareholders of PubCo or execute any written consent or resolution of shareholders of PubCo or proxy and take all other necessary action so as to effectuate the foregoing rights of the Sponsor, and (ii) shall not vote any of its Ordinary Shares at any general meeting of shareholders of PubCo or execute any written consent or resolution of shareholders of PubCo or proxy in favor of the removal of the Sponsor Director, unless the Sponsor shall have consented to such removal in writing.

(b) Subject to Section 6.1.2(a), the Directors shall be nominated by the nominating committee of the Board (the “Nominating Committee”) from time to time in consultation with the Sponsor and in accordance with the Nominating Committee’s policies and procedures.

6.1.3 Sponsor Director. For so long as the Sponsor Director serves as a Director, (i) PubCo shall provide the Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other Directors, and (ii) PubCo shall not following the Initial Merger Effective Time amend, alter, repeal or waive (x) any right to indemnification or exculpation covering or benefiting the Sponsor Director as and to the extent consistent with applicable law, the Memorandum and Articles and any indemnification agreements with directors (except to the extent such amendment or alteration does not adversely affect the right to indemnification or exculpation covering or benefiting the Sponsor Director), (y) any provision of the Memorandum and Articles if the purpose of such amendment, alteration, repeal or waiver is to adversely affects the rights or obligations of the Sponsor or the Sponsor Director pursuant to this Section 6. Each of PubCo and the Investors agrees and acknowledges that the Sponsor Director may, to the maximum extent permitted by antitrust, competition or any other applicable law, share confidential, non-public information about PubCo and its Subsidiaries with the Sponsor, subject to the Sponsor preserving in good faith the confidential nature of such information disclosed by the Sponsor Director.

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6.2 Other Business Opportunities.

6.2.1 The Parties expressly acknowledge and agree that to the fullest extent permitted by applicable law: (i) the Sponsor (including (A) its Affiliates, (B) any portfolio company in which it or any of its Affiliates or investment fund Affiliates have made a debt or equity investment (and vice versa) or (C) any of their respective limited partners, non-managing members or other similar direct or indirect investors) and the director nominees of the foregoing have the right to, and shall have no duty (fiduciary, contractual or otherwise) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as PubCo or any of its subsidiaries or deemed to be competing with PubCo or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other person, with no obligation to offer to PubCo or any of its subsidiaries, or any other Investor or holder of shares of PubCo the right to participate therein; (ii) the Sponsor (including (A) its Affiliates, (B) any portfolio company in which it or any of its Affiliates or investment fund Affiliates have made a debt or equity investment (and vice versa) or (C) any of their respective limited partners, non-managing members or other similar direct or indirect investors) and the director nominees of the foregoing may invest in, or provide services to, any person that directly or indirectly competes with PubCo or any of its subsidiaries; and (iii) in the event that the Sponsor (including (A) its Affiliates, (B) any portfolio company in which it or any of its Affiliates or investment fund Affiliates have made a debt or equity investment (and vice versa) or (C) any of their respective limited partners, non-managing members or other similar direct or indirect investors) or any director nominee of the foregoing, respectively, acquires knowledge of a potential transaction or matter (unless, with respect to any such director nominee, such transaction or matter is expressly presented to such director nominee in writing and solely in such person’s capacity as a director of PubCo) that may be a corporate or other business opportunity for PubCo or any of its subsidiaries, such person shall have no duty (fiduciary, contractual or otherwise) to communicate or present such corporate opportunity to PubCo or any of its subsidiaries or any other Investor or holder of shares of PubCo, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to PubCo or any of its subsidiaries or any other Investor or holder of shares of PubCo (or its respective Affiliates) for breach of any duty (fiduciary, contractual or otherwise) by reason of the fact that such person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person or does not present such opportunity to PubCo or any of its subsidiaries or any other Investor or holder of shares of PubCo (or its respective Affiliates). For the avoidance of doubt, the Parties acknowledge that this Section 6.2.1 is intended to disclaim and renounce, to the fullest extent permitted by applicable law, any right of PubCo or any of its subsidiaries with respect to the matters set forth herein, and this Section 6.2.1 shall be construed to effect such disclaimer and renunciation to the fullest extent permitted by law.

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6.2.2 Each of the Parties agrees that the waivers, limitations, acknowledgments and agreements set forth in this Section 6.2 shall not apply to any alleged claim or cause of action against any of the Sponsor based upon the breach or nonperformance by such person of this Agreement or any other agreement to which such person is a party.

6.2.3 The provisions of this Section 6.2, to the extent that they restrict the duties and liabilities of any of the Sponsor or its Affiliates or any director nominee of the foregoing otherwise existing at law or in equity, are agreed by the Parties to replace such other duties and liabilities of the Sponsor or any of its Affiliates or any director nominee of the foregoing to the fullest extent permitted by applicable law.

6.3 Indemnification; Exculpation.

6.3.1 From and after the Closing Date, PubCo agrees to indemnify and hold harmless the Sponsor and Fosun Fashion Holdings (Cayman) Limited (each, a “Principal Investor”) and their respective directors, officers, partners, members, direct and indirect owners, managers, affiliates and controlling persons (each, an “Principal Investor Indemnitee”) from and against any and all liability, damages, obligations, costs, fines, injuries and reasonable expenses, including reasonable accountant’s and reasonable attorney’s fees and expenses (collectively, “Losses”) in connection with claims, actions, suits, proceedings or arbitrations by or involving a third party (including stockholder derivative claims on behalf of PubCo) (“Third Party Claims”) against one or more Principal Investor Indemnitees arising out of, resulting from, or relating to (i) a Principal Investor Indemnitee’s purchase of any securities of PubCo in connection with the Business Combination Closing, (ii) the negotiation or execution of the Business Combination Agreement or the other agreements negotiated or executed in connection therewith or referred to therein or the consummation of the transactions contemplated thereby or (iii) the capacity of any Principal Investor Indemnitee, prior to or at the Business Combination Closing, as a director, officer, manager, affiliate or controlling person of PubCo or any of Principal Investor, as the case may be. Subject to the next two sentences, PubCo shall reimburse each Principal Investor Indemnitee for all reasonable and documented out-of-pocket expenses (including reasonable fees and disbursements of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any Third Party Claim. The foregoing indemnification and expense reimbursement rights in this Section 6.3.1 shall not be available to the extent that (x) any such Losses are incurred as a result of such Principal Investor Indemnitee’s gross negligence, willful misconduct or bad faith or (y) subject to the rights of contribution provided for below, to the extent indemnification for any Losses would violate any applicable Law or public policy. For purposes of this Section 6.3.1, none of the circumstances described in the limitations contained in the immediately preceding sentence shall be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Principal Investor Indemnitee as to any previously advanced indemnity or expense reimbursement payments made by PubCo under this Section 6.3.1, then such payments shall be promptly repaid by such Principal Investor Indemnitee to PubCo. The rights of any Principal Investor Indemnitee to indemnification hereunder will be in addition to any other rights any such party may have under any other agreement or instrument to which such Principal Investor Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under Law. Under no circumstance shall PubCo or any of its subsidiaries be entitled to any right of subrogation to or contribution from any Principal Investor Indemnitee or any other Person from which such Principal Investor Indemnitee is indemnified or otherwise recovers and no right of indemnification or other recovery any Principal Investor Indemnitee may have from such other Person shall reduce or otherwise alter the rights of such Principal Investor Indemnitee or the obligations of PubCo under this Section 6.3.1. Notwithstanding the foregoing, in respect of any Third Party Claim against a Principal Investor Indemnitee, such Principal Investor Indemnitee shall use commercially reasonable efforts to pursue all applicable claims under applicable insurance policies and such Principal Investor Indemnitee recovers proceeds from any such insurance claims, such net proceeds (after deducting any costs of recovery) shall be paid to PubCo up to, but not in excess of the amount actually paid by PubCo on behalf of such Principal Investor Indemnitee in respect of such Third Party Claim. The Principal Investor Indemnitee shall have the right to defend any third party claim with counsel of its own choosing, provided that PubCo will be entitled at its election and at its cost to participate in the defense of such third party claim upon which indemnification is or may be due pursuant to this Section 6.3.1. The Principal Investor Indemnitee will not without the prior written consent of PubCo (which consent shall not be unreasonably withheld, conditioned or delayed) effect any settlement of any threatened or pending third party claim in which PubCo is liable for indemnification hereunder. If the indemnification provided for above is unavailable in respect of any Losses, then PubCo, in lieu of indemnifying a Principal Investor Indemnitee, shall, if and to the extent permitted by Law, contribute to the amount paid or payable by such Principal Investor Indemnitee in such proportion as is appropriate to reflect the relative fault of PubCo and such Principal Investor Indemnitee in connection with the actions which resulted in such Losses, as well as any other equitable considerations.

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6.3.2 PubCo agrees to pay or reimburse each Principal Investor Indemnitee for all reasonable out-of-pocket costs and expenses of such Principal Investor Indemnitee (including reasonable attorneys’ fees, charges, disbursement and expenses) incurred in connection with the enforcement or exercise by such Principal Investor Indemnitee of any right (including the right to defend any third party claim) granted to it or provided for hereunder.

7. ADDITIONAL AGREEMENTS

7.1 Compliance with Laws. From and after the Closing Date, PubCo shall procure that:

(a) none of the Group Companies shall directly or indirectly use any or all of the proceeds received in connection with the consummation of the Transactions, or lend, contribute, transfer or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Sanctioned Person or otherwise in violation of Sanctions;

(b) none of the Group Companies and their respective officers, directors, employees or agents shall, directly or indirectly, make or authorize any offer, gift, payment, or transfer, or promise of, any money or anything else of value, or provide any benefit, to any Government Official, Governmental Authority or Person that would result in a breach of any Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions;

(c) each Group Company shall maintain proper books and records, including records of payments to any Government Official or Governmental Authority, in accordance with Anti-Corruption Laws and IFRS; and

(d) each Group Company shall, to the fullest extent permitted by applicable Law and use its commercially reasonable efforts, (i) adopt and maintain internal policies and procedures reasonably adequate to prevent, detect and deter violations of applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions; and (ii) review and revise such policies and procedures periodically to ensure compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions.

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7.2 Use of Proceeds. PubCo shall use the proceeds from the Transactions for general corporate purposes of the Group Companies after the Closing, as may be determined by the Board, and may not declare or pay any dividend in respect of its share capital prior to the first anniversary of the Closing Date except with prior written consent of the Sponsor (which consent may be granted, withheld or conditioned at the Sponsor’s sole and reasonable discretion).

7.3 Other Registration Rights and Arrangements. PubCo represents and warrants that no person, other than a Holder, has any right to require PubCo to register any of PubCo’s shares for sale or to include PubCo’s shares in any registration filed by PubCo for the sale of shares for its own account or for the account of any other person, other than any such right pursuant to the Private Placement Agreements. SPAC and the SPAC Investors hereby terminate the Prior SPAC Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company and the Company Investors hereby terminate the Prior Company Agreement effective upon consummation of the Mergers, and agree that upon consummation of the Mergers, the Prior Company Agreement shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement.

8. MISCELLANEOUS.

8.1 Assignment; No Third Party Beneficiaries. Except as otherwise provided in this Section 8.1, this Agreement and the rights, duties and obligations of any Party may not be assigned or delegated by any Party in whole or in part. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the Parties and their respective successors and assigns and the Holders and their respective successors and permitted assigns. A Person who is not a Party has no right (whether under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) or otherwise) to enforce any term of, or to enjoy any benefit under, this Agreement, other than as expressly set forth in Section 4 and this Section 8.1. The rights, duties and obligations of a Holder under this Agreement may be transferred by such Holder to a Permitted Transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to PubCo a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Deed of Adherence”), and the transferor shall have delivered to PubCo no later than thirty (30) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of a Deed of Adherence shall constitute a permitted amendment of this Agreement. For the avoidance of doubt, if the securities that a Holder wishes to transfer would not be Registrable Securities if held by such transferee, the transferee shall not be entitled to sign the Deed of Adherence or become a party hereto.

8.2 Amendments and Modifications. Upon the written consent of PubCo, the Sponsor and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment or modification hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that any amendment or modification to, or waiver of, Section 6 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall not require the consent of the Holders. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a Party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such Party.

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8.3 Effectiveness and Term. This Agreement shall take effect only upon the Business Combination Closing, provided that (i) the provisions of this Section 8 shall take effect on the date hereof and (ii) any person who executes and delivers a Deed of Adherence in the form set forth in Exhibit A hereto after the date hereof shall be deemed to be a party to this Agreement from the date of the delivery and shall be subject to the obligations of an Investor under this Agreement, whereupon Schedule I to this Agreement shall be deemed to have been updated with the information of such Person as set forth in the Deed of Adherence. This Agreement shall terminate (i) with respect to all Parties, upon mutual written consent of all Parties, and (ii) with respect to an Investor, upon such Investor and its Affiliates ceasing to hold any Registrable Securities. Notwithstanding anything herein to the contrary, (a) the provisions of Sections 4, 6.1.3, 6.2 and 8 (including with respect to any defined term as used therein, whether or not such defined term is defined therein) shall survive, and remain in full force and effect following, any termination of this Agreement, and (b) this Agreement shall automatically terminate and be void ab initio upon the Business Combination Agreement having been terminated in accordance with the terms therein without the Business Combination Closing having occurred.

8.4 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a Party may from time to time notify the other Parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the Parties for the purpose of this Agreement are:

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If to SPAC:

Primavera Capital Acquisition Corporation

41/F Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Max Chen, Chief Executive Officer

Email: max.chen@primavera-capital.com

with a required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

3901 China World Tower A

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

with a second required copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

Attention: Mark Brod / Daniel Webb

Email: mbrod@stblaw.com / dwebb@stblaw.com

If to PubCo or the Company:

c/o LANVIN GROUP HOLDINGS LIMITED 复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East

No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

If to an Investor:

At the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in PubCo’s books and records.

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8.5 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the Parties intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

8.6 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

8.7 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the full and entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the Parties, whether oral or written, including without limitation the Prior SPAC Agreement and the Prior Company Agreement.

8.8 Governing Law; Jurisdiction. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of Hong Kong, without giving effect to the principles of conflicts of laws that would otherwise require the application of the Laws of any other jurisdiction. All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

LANVIN GROUP HOLDINGS LIMITED
复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Director

[Heritage - Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

PRIMAVERA CAPITAL ACQUISITION LLC

By:	/s/ Fred Hu
Name: Fred Hu
Title: Director

[Heritage - Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

FOSUN FASHION GROUP (CAYMAN) LIMITED

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the Parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

[●]

[Heritage - Signature Page to Investor Rights Agreement]

Exhibit 10.6

EXECUTION VERSION

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This Assignment, Assumption and Amendment Agreement (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Agreement”), dated March 23, 2022, is made by and among Primavera Capital Acquisition Corporation, a Cayman Islands exempted company limited by shares (the “Company”), Lanvin Group Holdings Limited 复朗集团, a Cayman Islands exempted company limited by shares (“PubCo”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 21, 2021, by and between the Company and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement and certain Forward Purchase Agreements by and among the Company, the Sponsor and each of Aspex Master Fund and Sky Venture Partners L.P., dated as of January 4, 2021 and January 5, 2021 respectively (as may be amended, supplemented, modified or varied in accordance with the terms therein, the “Forward Purchase Agreements”), (i) the Company issued (a) 10,280,000 Private Placement Warrants to the Sponsor, and (b) 20,700,000 Public Warrants to the public shareholders; and (ii) the Company expects to issue 2,000,000 warrants pursuant to the Forward Purchase Agreements (the “Forward Purchase Warrants”), in each case, subject to the terms and conditions of the Existing Warrant Agreement.

WHEREAS, on or about the date hereof, the Company, PubCo, Fosun Fashion Group (Cayman) Limited, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”) entered into a business combination agreement (as may be amended, restated, modified or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, all of the Warrants (including the Forward Purchase Warrants) are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of ordinary shares of the Company shall become holders of ordinary shares of PubCo (the “PubCo Ordinary Shares”);

WHEREAS, upon consummation of the Initial Merger, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Class A ordinary shares of the Company but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for PubCo Ordinary Shares;

WHEREAS, the board of directors of the Company has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in the Existing Warrant Agreement);

WHEREAS, in connection with the Initial Merger, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo and PubCo wishes to accept such assignment; and

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WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Assignment and Assumption; Consent.

(a) Assignment and Assumption. As of and with effect on and from the Initial Merger Effective Time (as defined in the Business Combination Agreement), the Company hereby assigns to PubCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby), and PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Initial Merger Effective Time.

(b) Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the Company to PubCo pursuant to Section 1(a) and the assumption of the Existing Warrant Agreement by PubCo from the Company pursuant to Section 1(a) hereof, in each case effective as of the Initial Merger Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Initial Merger Effective Time.

Section 2. Amendment of Existing Warrant Agreement. Effective as of the Initial Merger Effective Time, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.4 of the Existing Warrant Agreement (in connection with the Initial Merger and the transactions contemplated by the Business Combination Agreement).

(a) References to the “Company”. All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo.

(b) References to Class A Ordinary Shares. All references to “Class A ordinary shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo Ordinary Shares.

(c) References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of an initial Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Initial Merger Effective Time.

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(d) Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on PubCo shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by PubCo with the Warrant Agent), as follows:

Lanvin Group Holdings Limited

复朗集团

3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China

Attention: Yun CHENG / Gong CHENG

Email: joann.cheng@lanvin-group.com / roy.cheng@lanvin-group.com with a required copy (which shall not constitute notice) to:

DLA Piper Singapore Pte. Ltd.

80 Raffles Place,

#48-01 UOB Plaza 1,

Singapore 048624

Attention: Joseph E. Bauerschmidt

Email: Joe.Bauerschmidt@dlapiper.com

with a second required copy (which shall not constitute notice) to:

DLA Piper Hong Kong

25th Floor,

Three Exchange Square,

8 Connaught Place, Central,

Hong Kong

Attention: Christina Loh

Email: Christina.Loh@dlapiper.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department”

(e) Forward Purchase Warrants. The following is hereby inserted in the Existing Warrant Agreement as Section 2.6.2:

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“2.6.2 The Forward Purchase Warrants shall have the same terms and be in the same form as the Public Warrants.”

(f) Additional Amendment. Section 4.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“4.5 [Reserved].”

Section 3. Miscellaneous Provisions.

(a) Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Initial Merger and substantially contemporaneous occurrence of the Initial Merger Effective Time and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason in accordance with the terms therein.

(b) Successors. All the covenants and provisions of this Agreement by or for the benefit of PubCo, the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

(c) Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of PubCo and the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of PubCo and the Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3(c). If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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(d) Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(e) Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

(f) Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Director

[Heritage - Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

LANVIN GROUP HOLDINGS LIMITED
复朗集团

By:	/s/ Yun CHENG
Name: Yun CHENG
Title: Director

[Heritage - Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Steven Vacante
Name: Steven Vacante
Title: Vice President

[Heritage - Signature Page to Assignment, Assumption and Amendment Agreement]

Exhibit 99.1

Lanvin Group, a Global Luxury Fashion Group, to Become

Publicly Traded on the NYSE via Business Combination with

Primavera Capital Acquisition Corporation

•

Lanvin Group is a global luxury fashion group that owns the oldest operating French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, iconic American womenswear brand St. John Knits, and high-end Italian menswear maker Caruso

•

Strong foundation in Europe combined with a unique position to capture significant growth opportunities in the world’s largest luxury markets—North America and Asia, where the Group has built an extensive luxury fashion ecosystem

•	Operating in over 80 countries with 1,200 points of sales, 3,600 employees, and more than 300 retail stores, the Group expects to open over 200 new stores by 2025

•	Transaction values Lanvin Group at a pro forma enterprise value of US$1.5 billion, with a combined pro forma equity value of up to US$1.9 billion

•

Total proceeds are expected to be up to US$544 million, including up to US$414 million of cash in the trust account, and fully committed PIPE subscription and forward purchase agreements of US$130 million in the aggregate from investors including Fosun International Limited, ITOCHU Corporation, Stella International Limited, Baozun Hong Kong Investment Limited, Golden A&A, Aspex Master Fund and Sky Venture Partners L.P.

•	Proceeds will be used to accelerate the organic growth of Lanvin Group’s brand portfolio, and to fund future acquisitions that enrich its luxury fashion portfolio

23 March 2022—Lanvin Group (the “Group”), a global luxury fashion group and Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”), announced today they have entered into a definitive business combination agreement that is expected to list Lanvin Group on the New York Stock Exchange under the ticker symbol “LANV”. PCAC is a special purpose acquisition company listed on The New York Stock Exchange and is also an affiliate of Primavera Capital Group (“Primavera”), a leading global investment firm with over US$17 billion of assets under management.

The transaction values Lanvin Group at a pro forma enterprise value of US$1.5 billion, with a combined pro forma equity value of up to US$1.9 billion.

Through the business combination, Lanvin Group, which was established by Fosun International Limited (0656.HK) (“Fosun International”) in 2017, is expected to benefit from Primavera’s extensive networks and insights in the consumer sector, together with a robust balance sheet, to create long-term sustainable value across its portfolio and to catalyze growth with further acquisitions.

Ms. Joann Cheng, Chairman and CEO of Lanvin Group, said: “Today’s announcement marks another milestone in Lanvin Group’s growth journey. We are excited to partner with Primavera for our next chapter of growth across Europe, North America and Asia. In recent years, we have not only invested in prestigious heritage brands but have also created a strategic alliance of industry-leading companies as partners and co-investors in Lanvin Group. Each of these partners is uniquely qualified to help drive growth, enhance the performance of our brands and unlock the full potential of new markets. We plan to accelerate the growth of our portfolio via both organic development and disciplined acquisitions, building a global portfolio of iconic luxury fashion brands that appeal to a broad customer base. Lanvin Group will not only enable these brands to flourish in their home countries, but also in Asia and North America, the largest luxury markets in the world.”

Mr. Max Chen, Chairman, CEO & CFO of PCAC, and Partner of Primavera, said, “We have been looking to support an emerging leader in the consumer sector with enduring global appeal and significant growth prospects in Asia. In Lanvin Group, we see a unique global business with a rich heritage, an entrepreneurial management team, and a differentiated strategy to build a luxury powerhouse for a new generation of consumers, especially benefiting from surging luxury consumption in Asia. Lanvin Group and Primavera share the same vision of nurturing and reinvigorating world-class luxury brands. We look forward to working together to further develop Lanvin Group’s global platform and drive growth across its brand portfolio.”

Diverse portfolio of iconic heritage brands and deep product know-how

Established by global innovation-driven consumer group Fosun International in 2017, Lanvin Group’s portfolio of heritage brands includes the oldest operating French couture house Lanvin founded in 1889, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, iconic American womenswear brand St. John Knits, and high-end Italian menswear maker Caruso. With over 390 years of combined history, these five brands constantly refresh their look and feel to remain relevant to the new generation of luxury consumers. They have far-reaching global presence, operating in more than 80 countries with approximately 1,200 points of sales, 3,600 employees and over 300 retail stores across the world.

Lanvin Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both significant growth opportunities as well as stability and resilience throughout the fashion cycle.

Behind the brands’ products are the highest quality in craftsmanship and commitment to sustainability. Lanvin Group has six vertically integrated production facilities in Europe and North America, covering the manufacturing of luxury shoes, skinwear, knitwear, menswear and fashion jewelry, empowering its brands with unparalleled product know-how and R&D capabilities in their own respective categories.

Lanvin Group’s ESG policy follows that of Fosun International, whose most recent MSCI ESG rating is “AA”. As a global luxury company, Lanvin Group and its brands take initiatives to create business value and prioritize sustainability.

Global growth ambition with significant runway in Asia and North America

Lanvin Group’s portfolio of brands are recognized names in their existing markets where they have experienced robust growth over the past year. With the Group’s backing and investment in digitalization, marketing and an expansion of their product categories and store footprint, the brands are uniquely positioned to exploit near-term growth opportunities, while setting the foundation for sustainable long-term success globally.

Lanvin Group has a strong foundation in Europe, with nearly half of the Group’s revenue currently derived from EMEA. In addition to significant future growth opportunities in Europe, the Group is placing a strategic emphasis on realizing the brands’ untapped potential in both Asia and North America, where its brands are at an inflection point to achieve rapid and significant future growth. Greater China accounted for 14% of the Group’s global revenue in 2021 with North America contributing 33% (15% excluding St. John Knits).

The global luxury goods market is expected to reach c.US$430 billion (€380 billion) by 2025 with Chinese luxury consumption set to account for nearly half of the global market. 1 Lanvin Group is well-positioned to capture the enormous growth potential driven by flourishing demand for luxury goods globally. In the fast-growing Asian market, the Group and its strategic partners have unparalleled access and track record in backing international consumer brands and powering their growth. In North America, the brands are also beginning to unlock the huge growth potential of the market by opening new retail stores, expanding e-commerce channels, as well as launching dedicated marketing and brand collaborations.

Clear growth strategy with proven track record

Over the years, Lanvin Group has proven itself to be a leading platform for transformation of heritage brands through product innovation, strengthened merchandising, digitalization, omnichannel activation, new market entry, localized brand marketing, as well as leveraging its distinctive advantages and exceptional resources in APAC.

Its portfolio brands are fully equipped to optimize their product mix and expand into new categories, such as accessories and leather goods, which all represent significant growth opportunities. The portfolio brands will continue to tap into new trends including athleisure and cosmetics, and will evolve with the emerging, younger client base with high spending power.

As a testament to the success of Lanvin Group’s strategy, the Lanvin brand, acquired by the Group in 2018, reaffirmed its strong growth trajectory in 2021, with global revenue growing 103% year-over-year. Of this growth, revenue in Greater China and North America increased by 122% and 298% respectively. Global e-commerce revenue increased by 407% compared to 2020 and by 14 times compared to 2019. 2

In addition to organic growth initiatives, Lanvin Group plans to use the transaction proceeds for potential future acquisitions that complement its luxury fashion ecosystem. The Group will continue to invest in high-quality assets with diverse markets and product categories that can benefit from its operational value-add, global expansion strategies, as well as refreshed value propositions targeting high-growth segments. While the Group’s investment focus remains on high-end brands with rich brand heritage and fine craftsmanship, in 2022 it also plans to launch an incubator project dedicated to minority investments in fast-growing companies with strengths in creativity, digitalization, as well as sustainable and intelligent supply chains.

Unique investor ecosystem to drive synergies and sustainable growth

Lanvin Group has also leveraged its unique platform to assemble a one-of-a-kind strategic alliance of investors in the Group. The alliance comprises of multibillion-dollar enterprise partners along the luxury fashion value chain, operating across key sectors including product development, manufacturing, marketing and e-commerce. Joining together with a shared vision to empower Lanvin Group’s portfolio brands and drive sustainable growth, the alliance of industry leaders includes:

[1]	Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th).
[2]	Historical figures presented here were all management accounts and were not audited under PCAOB standards.

•

Fosun International, Lanvin Group’s founding shareholder with global businesses covering healthcare, consumer products, finance and industrial operations, including Fosun Tourism Group (1992.HK), Fosun Pharma (2196.HK and 600196.SHA) and Yuyuan Tourist Mart (600655.SH);

•	ITOCHU Corporation (8001.T), a preeminent Japanese trading conglomerate;

•	K11, the global high-end lifestyle brand and operator of luxury shopping malls under New World Development Company Limited (0017.HK);

•	Stella International (1836.HK), a leading developer and manufacturer of luxury footwear and leather goods;

•	Baozun (NASDAQ: BZUN and HKEX: 09991.HK), a leading global brand e-commerce business partner of global fashion, luxury and other brands in China;

•	Activation Group (9919.HK), a leading interactive data performance marketing group for fashion and luxury brands in Greater China; and

•	Neo-Concept Group, a one-stop apparel manufacturer with over thirty years of experience focusing on innovative and sustainable textiles and fashion.

These strategic partners are shareholders of Lanvin Group through prior capital rounds and/or through participation in the PIPE. The strategic alliance will continue to play an integral role in Lanvin Group’s global expansion.

Innovative management structure which empowers brands at global and local level

Lanvin Group’s management is structured so that its brands are able to make bold moves and quick, informed decisions to capitalize on opportunities in their respective markets. The Group has a nimble corporate structure, built around a dual-engine strategy which recognizes the different drivers and growth levers in the established North American and European markets and the fast-growing Asian markets. Management has been structured, decentralized and empowered with the flexibility to make swift decisions and build its brands according to the needs and tastes of local markets. This unique structure also ensures that the Group will continue attracting the most accomplished and creative talent worldwide.

Lanvin Group has also attracted a world-class advisory team of proven business leaders, bringing further global expertise to the execution of the Group’s growth strategy. The advisory team includes Mitch Garber, Chairman of Invest in Canada, Board Member of Apollo Strategic Growth Capital, Rackspace and Shutterfly; Jennifer Fleiss, co-founder of Rent the Runway, Partner of Volition Capital and Board Member of Apollo Strategic Growth Capital, Shutterfly, and Party City; and Ceci Kurzman, founder of Nexus Management Group and Board Member of Warner Music and Revlon.

Disruptive digital and creative initiatives to optimize customer experience

Lanvin Group is harnessing the power of technology to reinforce its global digital strategies and channels in order to get closer to its customers. Localized digital strategies are used to address diverse e-commerce and social platforms in each market. In the US, a shared Digital Platform has been developed to optimize online customer experience and operational efficiencies.

The Group has formed a complementary creative interface, including a Creative Platform in Milan, bringing together its emerging creative talents and resources from around the globe to enable the brands to adapt swiftly to changing consumer preferences and enhance their creative visions.

By investing and developing in its digital and creative capabilities, Lanvin Group will continue to reach a wider, younger, and more diverse audience, demonstrating the group’s breadth and quality of products as well as its identity, history and values.

Transaction Overview

PCAC has entered into a definitive business combination agreement with Lanvin Group. Pursuant to the proposed business combination, Lanvin Group will become a wholly-owned subsidiary of the combined company, Lanvin Group Holdings Limited, a newly formed entity (“PubCo”) (the “Business Combination”). The transaction values Lanvin Group at a pro forma enterprise value of US$1.5 billion, with a combined pro forma equity value of up to US$1.9 billion.

As part of the transaction, all of Lanvin Group’s existing shareholders will roll 100% of their shares in Lanvin Group into the PubCo, representing in the aggregate approximately 65% of PubCo.

Lanvin Group will receive proceeds of up to US$544 million, including up to US$414 million of cash currently held in PCAC’s trust account, fully committed PIPE subscription and forward purchase agreements of US$130 million in the aggregate from investors including Fosun International Limited, ITOCHU Corporation, Stella International Limited, Baozun Hong Kong Investment Limited, Golden A&A, Aspex Master Fund and Sky Venture Partners L.P.

A bonus pool of 3.6 million PubCo shares will be made available exclusively to PCAC non-redeeming public shareholders. Bonus shares forfeited by redeeming PCAC shareholders will be distributed to non-redeeming PCAC shareholders on a pro rata basis. All of the shares in the bonus pool will be contributed by Fosun International and Primavera Capital Acquisition LLC, the sponsor of PCAC.

The proceeds of the transaction will be used for operational improvements and growth initiatives including branding and marketing, product category and retail store expansion, general working capital, as well as future acquisitions.

The Boards of Directors of both PCAC and Lanvin Group have each unanimously approved the proposed transaction, which is expected to close later this year, subject to customary approvals and conditions and to PCAC’s shareholders’ vote. Upon completion of the transaction, the business of the Group will operate under the Lanvin Group name and intends to apply to be listed on the NYSE under the ticker symbol “LANV”.

Advisors

Cantor Fitzgerald & Co. is acting as exclusive financial advisor to Lanvin Group. Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint capital market advisors to Primavera Capital Acquisition Corporation. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Cantor Fitzgerald & Co. are acting as joint placement agents on the PIPE. DLA Piper is serving as legal advisor to Lanvin Group. Simpson Thacher & Bartlett LLP is serving as legal advisor to PCAC. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to the joint placement agents.

Investor Presentation

Lanvin Group and PCAC have posted an investor presentation regarding the proposed business combination that can be accessed by visiting: https://www.lanvin-group.com/investor-relation/

PCAC will file the investor presentation with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About Lanvin Group

Lanvin Group, formerly known as Fosun Fashion Group, is the leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Sergio Rossi, Wolford, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information, please visit www.lanvin-group.com.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corp. (NYSE: PV, “PCAC”), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera Capital Group (“Primavera”), a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in China with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

Finsbury Glover Hering

Richard Barton +852 9301 2056 richard.barton@fgh.com	Harry Florry +852 9818 2239 harry.florry@fgh.com	Louis Hung +852 9084 1801 louis.hung@fgh.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

Finsbury Glover Hering: primavera-hkg@fgh.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This press release, including the description of the transactions, agreements, and other information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the Business Combination; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, PCAC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, PubCo, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics

Certain financial information and data contained in this communication is unaudited.

Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This communication includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors.

However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore FFG’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Important Additional Information

This communication relates to a proposed Business Combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of PCAC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to PCAC’s shareholders in connection with PCAC’s solicitation for proxies for the vote by PCAC’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lanvin Group’s shareholders in connection with the completion of the proposed Business Combination. PCAC and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, PCAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the Business Combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, PubCo, Lanvin Group and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, PubCo and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in PCAC’s final prospectus filed with the SEC on January 25, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit 99.2

INVESTOR PRESENTATION

MARCH 2022

LANVIN GROUP

LANVIN | Wolford | sergio rossi | ST. JOHN | CARUSO

Exhibit 99.2 MARCH 2022

TABLE OF CONTENTS

SECTION I PAGE 7
A UNIQUE GLOBAL LUXURY PLATFORM

SECTION III PAGE 36
FINANCIAL INFORMATION

SECTION IV PAGE 44
TRANSACTION OVERVIEW

SECTION II PAGE 25
PORTFOLIO OF FIVE ICONIC BRANDS

LANVIN GROUP

3

SECTION I PAGE 7 SECTION III PAGE 36 SECTION IV PAGE 44 SECTION II PAGE 25 3

FOSUN AN INNOVATION-DRIVEN CONSUMER GROUP

FOSUN 复星

HKEx LISTED

NO. 46
2021 China Top 500 Private Firms

NO. 459
2021 Forbes Global 2000

€17.1B
2020 Revenue

€96.1B
2020 Total Assets

Forbes 2021 GLOBAL 2000 WORLD'S LARGEST PUBLIC COMPANIES

豫园股份 YUYUAN Inc.

SSE LISTED

One of the earliest listed companies in China and leading landmarks of Shanghai

~45M
Annual Visitors of Yu Garden Business District (1)

100,000 SQM
Business Property (1)

€8.6B
Brand Value (1)

€5.5B
2020 Revenue

FOSUN PHARMA 复星医药

SSE & HKEx LISTED

Global first-tier enterprise in pharmaceutical and healthcare market

NO. 7
China Top 100 Pharmaceutical Companies (3)

~9,000
Retail Pharmacies of Sinopharm in China (4)

€15.8B
Market Cap (A-share) (4)

€3.8B
2020 Revenue

FOLIDAY 复星旅文

HKEx LISTED

A leading leisure tourism resorts group worldwide

65
Club Med Resorts (4)

~4.6M
Atlantis annual visitors (4)

6M+
VIP Memberships (4)

€0.9B
2020 Revenue

LANVIN GROUP 复朗集团

A global luxury fashion group

5
Heritage Brands

~1,200
POS Worldwide

+31% CAGR
2021-2025 Revenue (2)

€333M
2021 Pro Forma Revenue (2)

4

Founded in 1992, Fosun‘s mission is to provide high-quality products and Through continuous innovation, Fosun has achieved rapid development by services for families around the world in health, happiness, wealth and capitalizing on high-growth sectors. It constantly fosters industry champions intelligent manufacturing segments. that go public with IPOs in different sectors of consumer, healthcare, etc. HKEx LISTED SSE LISTED SSE & HKEx LISTED HKEx LISTED One of the earliest listed companies in Global first-tier enterprise in A leading leisure tourism resorts group A global luxury fashion group China and leading landmarks of pharmaceutical and healthcare market worldwide Shanghai (1) (3) (4) 2021 China Top 500 Private Firms Annual Visitors of Yu Garden Business District China Top 100 Pharmaceutical Companies Club Med Resorts Heritage Brands (1) (4) (4) 2021 Forbes Global 2000 Business Property Retail Pharmacies of Sinopharm in China Atlantis annual visitors POS Worldwide (1) (4) (4) (2) 2020 Revenue Brand Value Market Cap (A-share) VIP Memberships 2021-2025 Revenue (2) 2020 Total Assets 2020 Revenue 2020 Revenue 2020 Revenue 2021 Pro Forma Revenue Note: (1) Data as of 2019. (2) 2021 represents pro forma revenue. (3) Published by PRC Ministry of Industry and Information Technology in August 2021. (4) Data as of 2020. 4

PRIMAVERA CAPITAL
LANVIN GROUP'S OPTIMAL PARTNER

PRIMAVERA CAPITAL AT A GLANCE

AUM [(1)]
US$17B

MOC [(2)]
3.7X

Investment Professionals
~60

Global LPs outside of China
~95%

PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP

DR. FRED HU
Founder

RENOWNED ECONOMIST AND INVESTOR

- Nearly 30 years of investment and leadership experience
- Instrumental in building Goldman Sachs' Asia Pacific franchise
- Key current board & other roles in public & private sectors

MAX CHEN
Chairman & CEO

OVER 15 YEARS OF INVESTEMNT EXPERIENCE

- Over 15 years of investment and capital raising experience
- Deep industry knowledge of the China consumer sector
- Extensive experience in implementing key operational changes to investee companies

5

PRIMAVERA CAPITAL AT A GLANCE PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP (1) (2) Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., AUM MOC founded by Dr. Fred Hu Lead investor in landmark transactions with top-notch returns Long-term track record in helping global companies to expand in Asia and China Deep operational and value creation capabilities centered on digitalization and localization Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, Global LPs outside of China Investment Professionals and Yum! China as well as their ecosystems • Nearly 30 years of investment and • Over 15 years of investment and capital leadership experience raising experience • Instrumental in building Goldman Sachs’ • Deep industry knowledge of the China Asia Pacific franchise consumer sector • Key current board & other roles in public & • Extensive experience in implementing key private sectors operational changes to investee companies Chairman & CEO Founder Note: (1) AUM as of March 17, 2022. (2) Gross Multiple of Capital for realized and partially realized USD investments as of June 30, 2021. 5

LANVIN GROUP BY THE NUMBERS

5
Heritage brands with more than 390 years of history combined

POS worldwide
~1200

Retail stores [3]
300+

80+
Country presence [4]

Employees globally
~3600

Vertically integrated production facilities
6

STRONG TOPLINE GROWTH FROM 2020 TO 2025 [1]

Projected Revenue € in millions

21-25 CAGR: +31%
€270
€333
€473
€615
€808
€989
2020PF
2021PF
2022E
2023E
2024E
2025E

+31%
Revenue CAGR FY21-25

+43%
Retail Revenue CAGR FY21-25

+40%
E-Commerce Revenue CAGR FY21-25

200+
New Store Openings [3] Worldwide FY21-25

REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY [2]

Projected Revenue by Region, %

North America
Greater China
Others
14%
5%
33%
2021PF
48%
EMEA
Greater China
14%
2021PF
86%
Others
Greater China
28%
2025E
72%
Others

+56%
Greater China Revenue CAGR FY21-25

5x
Revenue Growth in Greater China FY21-25

28%
Greater China Sales Percentage in FY25

100+
New Store Openings [3] in Greater China FY21-25

6

POS worldwide STRONG TOPLINE GROWTH (1) FROM 2020 TO 2025 Projected Revenue € in millions €989 Revenue CAGR Retail Revenue €808 FY21-25 CAGR FY21-25 Heritage brands with more €615 than 390 years of history combined €473 (3) €333 Retail stores €270 (3) E-Commerce Revenue New Store Openings CAGR FY21-25 Worldwide FY21-25 2020PF 2021PF 2022E 2023E 2024E 2025E REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: (2) THE DRIVING FORCE OF LANVIN GROUP PROSPERITY Projected Revenue by Region, % (4) Employees globally Greater Country presence Greater Greater North China China China America Others Greater China Revenue Revenue Growth 14% 14% CAGR FY21-25 in Greater China FY21-25 Vertically integrated 28% 33% 5% production facilities 2021PF 2021PF 2025E 72% 48% 86% (3) Greater China New Store Openings EMEA Others Others Sales Percentage in FY25 in Greater China FY21-25 Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution. 2022E - 2025E revenues include contributions from potential new investments. (2) Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. (3) Directly owned stores include retail, outlet and pop-up stores. (4) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. (5) Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward. 6

A UNIQUE GLOBAL LUXURY PLATFORM

Section I

LANVIN GROUP

Section I

GLOBAL LUXURY PLATFORM A global luxury fashion group with a strong foundation in Europe and significant growth opportunities in the US and Asia, the main growth drivers of the highly attractive and resilient global luxury markets. DIVERSE HERITAGE BRANDS Diverse portfolio of 5 iconic luxury heritage brands, empowered by one-of-a-kind strategic alliance. PROVEN TRACK RECORD Proven market outperforming track record with significant future runway through organic growth and acquisitions. UNIQUE MANAGEMENT STRUCTURE Seasoned management team structured by a unique Dual-Engine model and complementary creative interface. CRAFTSMANSHIP & SUSTAINABILITY Perfection of luxury craftsmanship with a core focus on sustainability. EXCITING INVESTMENT OPPORTUNITY Opportunity to invest in an emerging luxury platform with a synergistic business model and compelling risk-adjusted returns. 8 8

A HIGHLY ATTRACTIVE AND RESILIENT PERSONAL LUXURY GOODS MARKET …

01

WITH CHINA BEING THE MAIN GROWTH DRIVER

STABLE AND GROWING MARKET

Global Personal Luxury Goods Market Size (€bn)

96-19 CAGR: +6%
21-25 CAGR: +8%
€76
€150
€244
€281
€220
€283
€310
€380
1996
2006
2016
2019
2020
2021E
2022E
2025E

PROVEN RESILIENCE TO COVID RELATIVE TO OTHER CONSUMER SUB-SECTORS

30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
2018
2019
2020
2021E
2022E
2023E
2024E
2025E
Tourism
Cruise
Luxury Food
Luxury Hotels
Personal Luxury

GROWTH PROPELLED BY CHINA

Luxury Goods Spending Breakdown by Nationalities of Customers (€bn)

€283
€380
RoW
77%
Chinese
23%
55%
45%
21-25 CAGR: +27%
Chinese Luxury Consumption
2021E
2025E

Section I 9

… WITH CHINA BEING THE MAIN GROWTH DRIVER Global Personal Luxury Goods Market Size (€bn) Luxury Goods Spending Breakdown by Nationalities of Customers (€bn) €400 €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €283 €380 €350 100% 30% €310 90% €300 €283 €281 20% 80% 10% €244 €250 55% 70% €220 0% RoW 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 60% €200 77% -10% 50% -20% €150 €150 40% -30% 30% -40% €100 €76 45% -50% 20% €50 Chinese -60% 10% 23% -70% €0 0% // Tourism Cruise Luxury Food 1996 2006 2016 2019 2020 2021E 2022E 2025E 2021E 2025E Luxury Hotels Personal Luxury th Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20 ). Euromonitor. Section I 9

01

MARKET CAP	NORTH AMERICA	EUROPE	ASIA
	€9B tapestry	€322B LVMH (MOËT HENNESSY . LOUIS VUITTON); €127B HERMÈS PARIS	LANVIN GROUP
	€8B RALPH LAUREN	€75B KERING; €66B RICHEMONT	
	€7B CAPRI HOLDINGS LIMITED	€13B PRADA; €4B BRUNELLO CUCINELLI	
	€5B PVH	€3B Salvatore Ferragamo; €2B Ermenegildo Zegna; €1B TOD'S	
		CHANEL, ARMANI, OTB	ONWARD, MAYHOOLA

Source: Market Cap as of March 18th 2021, Capital IQ.

Section I 10

… LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD MARKET CAP th Source: Market Cap as of March 18 2021, Capital IQ. Section I 10 10

... AND OPERATING GLOBALLY.

01

LANVIN GROUP RETAIL AND WHOLESALE PRESENCE

NORTH AMERICA

Lanvin, Miami

Lanvin, Las Vegas

St. John, Toronto

St. John, New York

212
POS [1]

c. 1.1%
Market Growth [2]
2021E – 2025E

EUROPE

Sergio Rossi, Milan

Lanvin, Paris

Wolford, Amsterdam

688
POS [1]

c. 6.7%
Market Growth [2]
2021E – 2025E

REST OF THE WORLD

31
POS [1]

c. 10.9%
Market Growth [2]
2021E – 2025E

ASIA

Lanvin, Shanghai

Wolford, Hangzhou

CARUSO
Caruso, Shanghai

St. John, Shanghai

234
POS [1]

GREATER CHINA

c. 13.7%
Market Growth [2]
2021E – 2025E

APAC

c. 12.1%
Market Growth [2]
2021E – 2025E

Section I 11

… . LANVIN GROUP RETAIL AND WHOLESALE PRESENCE Lanvin, Shanghai Sergio Rossi, Milan Wolford, Hangzhou Lanvin, Paris (1) Lanvin, Miami POS Caruso, Shanghai (1) POS Wolford, Amsterdam Lanvin, Las Vegas St. John, Shanghai (2) Market Growth (1) POS 2021E – 2025E (2) Market Growth 2021E – 2025E St. John, Toronto (1) POS (2) Market Growth (2) Market Growth (2) Market Growth 2021E – 2025E 2021E – 2025E 2021E – 2025E St. John, New York Source: Company information. Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). th Note: (1) Points of Sale as of 30 September 2021. Includes shop-in-shop, retail, outlet & pop-up stores. (2) 2021F – 2025E regional growth rate is calculated by higher end 2025 market size (€380 mn) and market share % by region (2021E: Europe 25%, Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, Americas 24%, APAC 21%, China 26%, RoW 4.5%) in Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). APAC excludes Greater China area. Section I 11 11

02

DIVERSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS ...

LANVIN

SINCE

1889

Invested in 2018 (87.4% stake)

The Oldest French Couture House still in Operation

sergio rossi

SINCE

1951

Invested in 2021 (99.0% stake)

"Legend of Italian Shoemaker" in the World

ST. JOHN

SINCE

1962

Invested in 2013 / 2017 (94.6% stake)

Classic, Timeless and Sophisticated American Luxury House

SINCE

1950

Invested in 2018 (58.5% stake)

Largest Luxury Skinwear Brand in the World

Wolford

SINCE

1958

Invested in 2013 / 2017 (100% stake)

The Premier Menswear Manufacturer in Europe

CARUSO

Source: Company website. Company information.
Note: (1) All figures as of 30th September 2021.

Section I 12

… SINCE SINCE Invested in 2013 / 2017 (94.6% stake) Invested in 2018 (87.4% stake) Classic, Timeless and The Oldest French Couture Sophisticated American House still in Operation Luxury House SINCE SINCE SINCE Invested in 2018 (58.5% stake) Invested in 2013 / 2017 (100% stake) Largest Luxury Skinwear Invested in 2021 (99.0% stake) The Premier Menswear Brand in the World “Legend of Italian Shoemaker” Manufacturer in Europe in the World Source: Company website. Company information. th Note: (1) All figures as of 30 September 2021. Section I 12

02

... EMPOWERED BY ONE-OF-A-KIND STRATEGIC ALLIANCE.

LANVIN GROUP

CAPITAL / NETWORK
春華 Primavera

Strong partnerships with e-Com and consumer market leaders in Asia

M&A / GROWTH EXPERTISE
FOSUN 复星

Cross-sector global resources and expertise in creating consumer-driven ecosystems

E-COMMERCE & DIGITAL
BAOZUN

Largest brand e-Commerce business partner in China

DISTRIBUTION CHANNEL
ITOCHU

Market expertise in expanding to Japan's fashion sector

REAL ESTATE / DISTRIBUTION
K11

Access to prime luxury and lifestyle locations

MEDIA & COMMUNICATION
ACTIVATION GROUP

PRODUCT DEVELOPMENT
Stella International Holdings Limited

SUPPLY CHAIN
NEO Concept

Comprehensive supply chain network in sustainable fabric and apparel

Section I 13

… . LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES Strong partnerships with e-Com Cross-sector global resources and expertise and consumer market leaders in Asia in creating consumer-driven ecosystems Largest brand e-Commerce Market expertise in expanding business partner in China to Japan's fashion sector Access to prime luxury and lifestyle locations 360°marketing solutions for luxury and premium brands in China Comprehensive supply chain network Market expertise, know-how in sustainable fabric and apparel and resources in global luxury footwear Section I 13

03

PROVEN MARKET OUTPERFORMING TRACK RECORD ...

107%
30%
31%
40%
45%
LANVIN

Group Level Revenue Growth Rate
in Greater China 2021F [1] vs. 2020A (%)

116%
37%
NA
NA
47%
LANVIN GROUP

Group Level Revenue Growth Rate
2021F [1] vs. 2020A (%)

36%
27%
31%
33%
38%
LANVIN GROUP

LANVIN IS BACK [2]

LANVIN

+107%
Global
Revenue 21 vs 20

5.7X
Global E-commerce
Revenue 21 vs 20

+283%
Lanvin NA
Revenue 21 vs 20

+144%
Lanvin GC
Revenue 21 vs 20

LANVIN x Gallery DEPT.
LANVIN China Capsule
Iconic HOBO Bag Family

HER POWER [2]

Wolford

+28%
Wolford NA
Revenue 21 vs 20

+63%
Wolford GC
Revenue 21 vs 20

+50%
NA Retail
Revenue 21 vs 20

+91%
GC E-commerce
Revenue 21 vs 20

Section I 14

… Lanvin Brand Level Revenue Growth Rate 120% 107% Actual 9M2021 vs. 9M2020 (%) 100% 80% 60% 45% 40% 31% 40% 30% Global Global E-commerce 20% Revenue 21 vs 20 Revenue 21 vs 20 LANVIN China Capsule Products 0% LANVIN x Gallery DEPT. LANVIN China Capsule LANVIN Group Level Revenue Growth Rate Lanvin NA Lanvin GC 116% (1) in Greater China 2021F vs. 2020A (%) 120 % Revenue 21 vs 20 Revenue 21 vs 20 100 % Iconic HOBO Bag Family 80% 60% 47% 37% 40% NA NA 20% Wolford NA Wolford GC Group Level Revenue Growth Rate Wolford the “W” Athleisure Collection (1) Revenue 21 vs 20 Revenue 21 vs 20 2021F vs. 2020A (%) 38% 40% 36% 38% 33% 36% 34% 31% 32% 30% 27% 28% NA Retail GC E-commerce 26% 24% 22% Revenue 21 vs 20 Revenue 21 vs 20 20% Wolford x NEIWAI Wolford x Amina Muaddi Source: Capital IQ – listed company annual reports. Note: (1) Lanvin Group 2021F Revenue includes Sergio Rossi 5 months contribution from Aug 21 to Dec 21. (2) Actual 9-month revenue growth rate for Lanvin and Wolford. “NA” refers to the North America area and “GC” refers to the Greater China area. Section I 14

03

... WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH ...

REINFORCING PRODUCTS & MERCHANDISING

Rebalanced product portfolio
Creative design initiatives

Leather Goods

LANVIN
GALLERY
DEPT.

Perfumes & Cosmetics

Athleisure

Brand Collaboration

Sustainability

EXPANDING CHANNEL AND FOOTPRINT

New market entry
Enhanced shopping experience

Optimized channel mix
E-commerce penetration

300+
460+
2021E
2025E

Footprint Expansion (1)

Omni-Channel Distribution

RENEWING BRANDING & MARKETING

Renewed brand image
Localized story-telling

Digital marketing and content management
Influencer marketing and celebrity endorsement

Target Young / Gen-Z customers

Culture Relevancy

Celebrity and KOL Endorsement

LEVERAGING CHINA ENGINE

360° brand operation by local team
Support from strategic partners

Dedicated content and product offering
Online and offline expansion

Lanvin x Yu Garden

Livestreaming

Wolford, Hangzhou

Caruso, Shanghai

Lanvin, Shanghai

Section I 15

… … Rebalanced product portfolio Cross-over and collaboration series New market entry Optimized channel mix Creative design initiatives Supply chain support and entry into new categories Enhanced shopping experience E-commerce penetration 500 460+ 450 400 350 300+ 300 250 200 Perfumes & Brand 2021E 2025E (1) Leather Goods Cosmetics Athleisure Collaboration Sustainability Footprint Expansion Omni-Channel Distribution Renewed brand image Digital marketing and content management 360° brand operation by local team Dedicated content and product offering Localized story-telling Influencer marketing and celebrity endorsement Support from strategic partners Online and offline expansion Target Young / Gen-Z customers Culture Relevancy Celebrity and KOL Endorsement Livestreaming Wolford, Hangzhou Caruso, Shanghai Lanvin, Shanghai Lanvin x Yu Garden th Note: (1) DOS as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. Section I 15

… AND ACQUISITIONS FROM A SOLID PIPELINE.

03

2017

NOVEMBER

FOSUN FASHION 复星时尚

FOSUN FASHION GROUP IS FOUNDED

DECEMBER

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN

ST. JOHN

2018

CARUSO

CARUSO

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF CARUSO

APRIL

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN

LANVIN PARIS

LANVIN

MAY

Wolford

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF WOLFORD

2021

JULY

FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI

sergio rossi

sergio rossi

OCTOBER

LANVIN GROUP

FOSUN FASHION GROUP OFFICIALLY REBRANDS TO LANVIN GROUP

2022

EMERGING CONCEPT INCUBATOR

US$20M

Dedicated incubator fund

10+

Potential investment opportunities from 2022 to 2025

AND BEYOND

STRATEGIC ACQUISITIONS

2

Potential new investments expected in 2022

Section I 16

… . FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN EMERGING CONCEPT INCUBATOR FOSUN FASHION GROUP BECOMES FOSUN FASHION GROUP OFFICIALLY MAJORITY SHAREHOLDER OF ST. JOHN Dedicated incubator fund REBRANDS TO LANVIN GROUP Minority investments in startups in fashion, supply chain, design, e-commerce, etc. DECEMBER APRIL OCTOBER AND BEYOND MAY JULY NOVEMBER STRATEGIC ACQUISITIONS FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI Potential new investments FOSUN FASHION GROUP expected in 2022 IS FOUNDED FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF WOLFORD Potential investment opportunities from 2022 to FOSUN FASHION GROUP BECOMES 2025 MAJORITY SHAREHOLDER OF CARUSO Section I 16

04

SEASONED MANAGEMENT TEAM …

Joann Cheng
Chairman & Chief Executive Officer, Lanvin Group

Jessey Chan
Operating Partner, Lanvin Group

David Chan
Executive President, Lanvin Group

Siddhartha Shukla
Deputy General Manager, Lanvin

Dr. Jenny Shao
Executive President, Lanvin Group

Silvia Azzali
Chief Commercial Officer, Wolford

Grace Zhao
Executive President, Lanvin Group

Andrew Thorndike
Chief Operating Officer, Wolford

Shang Koo
Chief Financial Officer, Lanvin Group

Riccardo Sciutto
Chief Executive Officer, Sergio Rossi

Chris Tate
Operating Partner, Lanvin Group

Andy Lew
Deputy Chief Executive Officer St. John

Oliver Yang
Operating Partner, Lanvin Group

Marco Angeloni
Chief Executive Officer, Caruso

Bruno Sialelli
Creative Director, Lanvin

Evangelie Smyrniotaki
Artistic Director, Sergio Rossi

Aldo Camillo
Creative Director, Caruso

Section I 17

… Creative Director, Lanvin Executive President, Executive President, Operating Partner, Lanvin Group Lanvin Group Lanvin Group Chairman & Chief Executive Executive President, Chief Financial Officer, Operating Partner, Officer, Lanvin Group Lanvin Group Lanvin Group Lanvin Group Artistic Director, Sergio Rossi Pending Deputy General Manager, Chief Operating Officer, Deputy Chief Executive Officer, Lanvin Wolford St. John Creative Director, Caruso Chief Commercial Officer, Chief Executive Officer, Chief Executive Officer, Operating Partner, Wolford Lanvin Group Sergio Rossi Caruso Section I 17 17

… STRUCTURED BY A UNIQUE "DUAL-ENGINE" MODEL …

04

MARKET GROWTH ENGINE

DNA CORE ENGINE

QUICK DECISION	COST EFFICIENCY	MARKET ADAPTATION	
Market Specific Strategy Paralleled Reporting Line Top Management at Market	**Special Capsule: Local Design, Special Occasion & Fitting**	**Local Content, Events & Story-telling**	**Specific Platforms Targeting Local Audience**
BRAND STRATEGY Agile decision-making process with paralleled reporting structure	DESIGN & PRODUCTION Tailored for local needs, quick reaction to market, reduction in cost	MARKETING & PR Adapted story-telling to appeal to local customer base	DIGITAL Omni-channel penetration to gain stronger traction from customers
Global Strategy, Budgeting & Resource Core Engine for Growth	**Main Collection: Aligned Brand DNA Global Supply Chain**	**International Campaigns & Consistent Brand Image**	**Global E-com Platform & CRM**

Section I 18

…… Market Specific Strategy Special Capsule: Local Specific Platforms Local Content, Design, Special Targeting Local Paralleled Reporting Line Events & Story-telling Occasion & Fitting Audience Top Management at Market BRAND STRATEGY DESIGN & PRODUCTION MARKETING & PR DIGITAL Agile decision-making process Tailored for local needs, quick Adapted story-telling to Omni-channel penetration with paralleled reporting reaction to market, appeal to local to gain stronger traction structure reduction in cost customer base from customers Global Strategy, Main Collection: International Campaigns Budgeting & Resource Aligned Brand DNA Global E-com & Core Engine for Global Supply Platform & CRM Consistent Brand Image Growth Chain Section I 18 18

04

... AND COMPLEMENTARY CREATIVE INTERFACE TO CAPTURE RISING DEMAND.

BRAND
Design Studio

CREATIVE DIRECTOR
Designer 1
Designer 2

CHIEF MERCHANT
Designer 1
Designer 2

CREATIVE AND DESIGN
Special Capsule/ Crossover
SKU Buy/ Commission
Design Support
Kniting Design
Print Design
Embroidery Design
Commercial Pieces
Fashion Pieces

CREATIVE PLATFORM

MILAN CREATIVE LAB
Freelance Designer 1
Freelance Designer 2

CHINA
BOND BUND

Section I 19

… . A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS Special Capsule/ Crossover Freelance Designer 1 Designer 1 SKU Buy/ Freelance Designer 2 Designer 2 Fashion Pieces Commission Design Support Design Studio Kniting Design Designer 1 Designer 2 Commercial Pieces Print Design Embroidery Design Section I 19

PERFECTION OF LUXURY CRAFTSMANSHIP ...

05

Wolford

In 1954, Wolford created the 1st seamless nylon stockings in the world sergio rossi

In 1968, Sergio Rossi signed his 1st shoes, OPANCA, a summer sandal

ST. JOHN

In 1965, St. John developed a unique wool blend yarn, with a special twist that became a signature to the brand

CARUSO

In 1958, Raffaele Caruso, a Neapolitan tailor, started the operations in Soragna, Parma

Section I 20

… In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings signed his 1st shoes, in the world OPANCA, a summer sandal In 1965, St. John developed a In 1958, Raffaele Caruso, a unique wool blend yarn, with a Neapolitan tailor, started special twist that became a the operations in Soragna, signature to the brand Parma Section I 20

... WITH A CORE FOCUS ON SUSTAINABILITY.

05

700

SHOP
BUY
GIVE BACK
WEAR & ENJOY
RETURN

2015

100%

Of purchased electricity certified as produced from renewable sources for our Italian factory, offices and stories

1,000+

Tons of CO_2 avoided thanks to the purchase of certified electricity and our photovoltaic system

-43%

Of electricity and natural gas consumption in 2020 with respect to 2017

592,203

KWH of electric energy produced by our photovoltaic panels installed in San Mauro Pascoli, both sold and used

63%

Of our employees are women

37%

Of our employees are men

65%

Sergio Rossi Family

Section I 21

… . SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP’S GROWTH STRATEGY Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth. The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed to a process of continual improvement on these important matters as a key driver of future growth. WOLFORD IS THE FIRST AND THE ONLY COMPANY IN SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: THE APPAREL INDUSTRY THAT RECEIVES “CRADLE TO INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY (1) CRADLE” CERTIFICATION Of purchased electricity certified Tons of CO₂ avoided thanks to the as produced from renewable purchase of certified electricity and M³ water / day from own water source, saving 50% by recycling sources for our Italian factory, our photovoltaic system already heated waste water offices and stories KWH of electric energy produced by Of electricity and natural gas our photovoltaic panels installed in consumption in 2020 with respect San Mauro Pascoli, both sold and to 2017 used Of our employees Of our employees are women are men Since then Wolford is the world’s first tights producer Of our technicians and artisans recognized as a bluesign® system partner have been with us for more than 10 years Sergio Rossi Family Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable). Section I 21

06

OPPORTUNITY TO INVEST IN AN EMERGING LUXURY PLATFORM …

1

GLOBAL BUSINESS

X

ACCESS TO FASTEST GROWING MARKETS

2

START UP

X

MATURE BUSINESS MODEL

3

HIGH GROWTH

X

STABLE AND RESILIENT MARKET

4

FOOT IN THE DOOR

X

PARTNERS WHO HAVE BEEN IN THE INDUSTRY FOR DECADES

Section I 22

… ACCESS TO FASTEST MATURE BUSINESS MODEL STABLE AND RESILIENT MARKET PARTNERS WHO HAVE BEEN IN GROWING MARKETS THE INDUSTRY FOR DECADES Section I 22

06

… WITH A SYNERGISTIC BUSINESS MODEL …

Group Synergy
Full spectrum resource sharing
Risk Diversification
Balanced portfolio
Market Expertise
Unique expertise and resources in China
Flagship Brand
• LANVIN
LANVIN GROUP
Emerging Concepts
• Designer Incubator
• New Materials &Technology
• Digital Platform & Tools
Specialized / Functional
• Wolford
• Sergio Rossi
• St. John Knits
• Caruso
Talent & tech flow
Production capacity/technique support
Cross selling/talent sharing
Production capability
Talent & tech flow/sales platform & tool
Cross manufacturing
Best practice sharing
Bundle contract
Global knowledge

Section I 23

… … Cross manufacturing Group Synergy Full spectrum resource sharing Best practice sharing Flagship Brand • LANVIN Bundle contract Risk Diversification Balanced portfolio Emerging Specialized / Global knowledge Concepts Functional • Designer Incubator • New Materials • Wolford &Technology • Sergio Rossi • Digital Platform & • St. John Knits Tools • Caruso Market Expertise Unique expertise and resources in China Section I 23 23

… AND COMPELLING RISK-ADJUSTED RETURNS.

06

2–3X LEAP IN REVENUES

LEADERSHIP & CREATIVE EXCELLENCE

A lot of luxury brands used to be in a challenging situation. When the creative direction and strategic vision were correctly positioned, these brands became most successfully revived houses.

OWNERSHIP EXPERTISE

LUXURY FASHION'S GREATEST SECOND ACTS

Return
VALUE CREATION
Develop a global expansion strategy
Leverage attractive market demographic of digital / millennials / high-income earners
Operational value-add
RISK REDUCTION
Investments in high quality assets with diverse markets and product categories
Proven track record and unique strategic ecosystem
Core existing growth avenues with emerging markets as optional upside
LANVIN GROUP
Emerging Markets Focused Platform
Typical Fashion Platform – Mature Market Focus
Risk

Section I 24

… . • Develop a global expansion strategy • Leverage attractive A number of luxury brands have seen strong market demographic of resurgence. Normally, it will take 5-6 years A lot of luxury brands used to be in digital / millennials / high- for 2-3x leap in revenues. a challenging situation. When the income earners creative direction and strategic • Operational value-add vision were correctly positioned, these brands became most successfully revived houses. Emerging Markets Focused Platform • Investments in high quality assets with diverse markets and product categories • Proven track record and unique strategic ecosystem • Core existing growth Compared with an avenues with emerging independent luxury brand, markets as optional upside a luxury group with different portfolios can not only diversify the risks but also leverage resources within the same group. Typical Fashion Platform – Mature Market Focus Risk Section I 24 Return

DIVERSE PORTFOLIO OF FIVE ICONIC LUXURY HERITAGE BRANDS

Section II

LANVIN GROUP

Section II

THE OLDEST FRENCH COUTURE HOUSE STILL IN OPERATION

"PEARL OF THE CROWN" IN FRENCH HISTORY

294 Points of Sale (1)	**34** Directly Operated Stores
260 Wholesale Doors	**50+** Countries Penetrated (2)

LANVIN

Section II 26

“PEARL OF THE CROWN” IN FRENCH HISTORY • Iconic French brand and one of the world’s oldest luxury houses currently in operation since 1889 • Synonymous with classic Parisian elegance • A scarce, full-category luxury house for men, women and kids • Products ranging from apparel to leather goods, footwear, accessories and fragrances (1) Points of Sale Directly Operated Stores (2) Wholesale Doors Countries Penetrated th Note: (1) Points of Sale as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 26 26

LANVIN AT A GLANCE

1 COMPREHENSIVE PRODUCT OFFERING

Jewelry Footwear Leather Goods Womenswear Menswear

2 WORLD CLASS FASHION SHOWS & CAMPAIGNS

Spring Summer 22 Fashion Show

3 ELEVATED STORE CONCEPTS AROUND THE GLOBE

BFC, Shanghai

SOHO, New York

22 Faubourg, Paris

Section II 27

WORLD CLASS FASHION SHOWS & CAMPAIGNS Spring Summer 22 Fashion Show COMPREHENSIVE PRODUCT OFFERING Jewelry Footwear Leather Goods Womenswear Menswear ELEVATED STORE CONCEPTS 22 Faubourg, Paris AROUND THE GLOBE SOHO, New York BFC, Shanghai Section II 27 27

EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR • Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear • The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards • Successful diversification into leisurewear and athleisure (1) Mono-brand Points of Sale Directly Operated Stores (2) (3) Wholesale Doors Countries Penetrated th Note: (1) Points of Sale as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Wholesale doors include both mono-brand doors and multi-brand doors. (3) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 28 28

WOLFORD AT A GLANCE

1 DIVERSE SKINWEAR PRODUCT LINE-UP

- LEGWEAR
- BODYSUITS
- ATHLEISURE
- READY-TO-WEAR
- LINGERIE
- BEACHWEAR

2 RENEWED BRAND POSITIONING THROUGH THREE PILLARS

Wolford

W

W

3 REVAMPING BRANDING & MARKETING

DIGITAL MARKETING AND CONSUMER COMMUNICATION

Brand Ambassador

Digital Marketing

CELEBRITIES & KOL MARKETING

Section II 29

RENEWED BRAND POSITIONING THROUGH THREE PILLARS DIVERSE SKINWEAR PRODUCT LINE-UP LEGWEAR BODYSUITS ATHLEISURE REVAMPING BRANDING & MARKETING READY-TO-WEAR DIGITAL MARKETING AND CONSUMER CELEBRITIES & KOL MARKETING COMMUNICATION LINGERIE BEACHWEAR Brand Ambassador Digital Marketing Section II 29 29

LEGEND OF SHOEMAKER IN THE WORLD

HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND

312 Points of Sale (1)	**50** Directly Operated Stores
262 Wholesale Doors	**80+** Countries Penetrated (2)

sergio rossi
sergio rossi

Section II 30

HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND • Made-in-Italy luxury footwear brand since 1951 • Deeply rooted in the creativity and expertise of its eponymous founder • Brand DNA built around quality, craftsmanship, authenticity and Italian heritage • Handmade shoes for sophisticated, smart and effortlessly chic women • Successful diversification into men’s footwear category (1) Points of Sale Directly Operated Stores (2) Wholesale Doors Countries Penetrated th Note: (1) Points of Sale as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 30 30

SERGIO ROSSI AT A GLANCE

1 SUPERB KNACK IN DELIVERING HIT PRODUCTS

Earned reputation in classic women's footwear

Expanding into men's

Twenty Sport – conquer the city in style

SI ROSSI "Girl Power"

2 HEART AND SOUL OF SERGIO ROSSI

12,000+
Total production area (sqm)

200+
Artisans and employees

120,000
Pairs capacity in warehouse

100%
Green energy-based facility

San Mauro Pascoli Factory

"The Living Heritage" Archive

14,000
Documents and images digitalized

6,000+
Archived Shoes and Accessories

3 INTERNATIONAL, OMNICHANNEL AND DIGITALLY-ENHANCED DISTRIBUTIONS

London Mount Street, UK

sergio rossi
"Phygital" Store Monte Napoleone, IT

Shanghai Reel, CN

Section II 31

HEART AND SOUL OF SERGIO ROSSI SUPERB KNACK IN DELIVERING HIT PRODUCTS 14,000 12,000+ 200+ Documents and Total production Artisans and images digitalized area (sqm) employees 6,000+ 120,000 100% Archived Shoes and Pairs capacity in Green energy- Accessories warehouse based facility “The Living Heritage” San Mauro Pascoli Earned reputation in classic women’s footwear Factory Archive Expanding into men’s INTERNATIONAL, OMNICHANNEL AND DIGITALLY- ENHANCED DISTRIBUTIONS Twenty Sport – conquer the city in style London Mount “Phygital” Store Shanghai Reel, CN Street, UK Monte Napoleone, IT SI ROSSI “Girl Power” Section II 31

CLASSIC, TIMELESS AND SOPHISCATED AMERICAN LUXURY HOUSE

A FASCINATING COMBINATION OF CRAFT AND COUTURE

130 Points of Sale [(1)]	**47** Directly Operated Stores
13 Countries and Regions Penetrated [(2)]	**970M+** Social Media Impressions

ST. JOHN

Section II 32

A FASCINATING COMBINATION OF CRAFT AND COUTURE • Founded in 1962 on the premise of a simple, elegant, and versatile knit dress • Great American design – timeless elegance, unsurpassed quality and craftsmanship • Targeting affluent women – the preeminent brand in knitwear • Vertically integrated with luxury craftsmanship and global distribution network (1) Points of Sale Directly Operated Stores (2) Countries and Regions Penetrated Social Media Impressions th Note: (1) Points of Sale as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 32 32

ST. JOHN AT A GLANCE

1 THE PRODUCT

Function, comfort and beauty

DAY COLLECTION

EVENING WEAR

ACCESSORIES

2 LUXURY CRAFTSMANSHIP

3 UNIQUE AMERICAN HERITAGE

1960s
Maria Gray

1970s
Exotic Yarn

1980s
Evening Collection

1990s
St. John Boutique

2000s
Angelina Jolie

First Ladies in St. John

Hillary Clinton

Michelle Obama

Jill Biden

Section II 33

LUXURY CRAFTSMANSHIP Commitment to creating the finest, most luxurious knitwear in the world THE PRODUCT Function, comfort and beauty EVENING WEAR DAY COLLECTION ACCESSORIES UNIQUE AMERICAN HERITAGE 1980s 1990s 1960s 1970s 2000s St. John Boutique Maria Gray Exotic Yarn Evening Collection Angelina Jolie First Ladies in St. John Michelle Obama Hillary Clinton Jill Biden Section II 33 33

THE PREMIER MENSWEAR MANUFACTURER IN EUROPE

LEADING HIGH-END MENSWEAR PLAYER

160+
Points of Sale [1]

400+
Seamstresses and Master Tailors

85K+
Sleeve Units / Year (Capacity)

60K+
Trouser Units / Year (Capacity)

CARUSO

Section II 34

LEADING HIGH-END MENSWEAR PLAYER • Founded in Soragna, Italy in 1958 by the legendary tailor Raffaele Caruso from Naples • Together with Fabbrica Sartoriale Italiana, it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe • Caruso has evolved from a project manufacturer into a luxury lifestyle Made-in-Italy brand (1) Points of Sale Seamstresses and Master Tailors Sleeve Units / Year (Capacity) Trouser Units / Year (Capacity) th Note: (1) Points of Sale as of 30 September 2021, including shop-in-shop, outlet, retail & pop-up stores. Section II 34 34 34

CARUSO AT A GLANCE

1 TWO INTERTWINED AND SYNERGISTIC BUSINESSES

Fabbrica Sartoriale Italiana

Revamped Maison business with rich heritage in manufacturing

CARUSO

Luxury lifestyle, Made-in-Italy brand

2 FROM TAILORING TO MENSWEAR & PLAYFUL ELEGANCE

Formal Jacket %

Total Look %

3 CONTINUOUS AND RENEWED BUSINESS DEVELOPMENT

CARUSO
at
Harrods

Harrods SIS, London, UK

BFC Boutique Shanghai, China

Section II 35

FROM TAILORING TO MENSWEAR & TWO INTERTWINED AND SYNERGISTIC BUSINESSES PLAYFUL ELEGANCE Revamped Maison business with rich heritage in manufacturing CONTINUOUS AND RENEWED BUSINESS DEVELOPMENT Luxury lifestyle, Made-in-Italy brand Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 35

Section III

LANVIN GROUP'S NUMBERS AT A GLANCE

2021PF Global Revenue €333M	2021PF Greater China Revenue €46M	2021PF North America Revenue €109M
2021PF Global Revenue Growth vs 2020PF +23%	2021PF Greater China Revenue Growth vs 2020PF +57%	2021PF North America Revenue Growth vs 2020PF +28%
2021PF-2025E CAGR Global Revenue +31%	2021PF-2025E CAGR Greater China Revenue +56%	2021PF-2025E CAGR North America Revenue +27%

Section III 37

2021PF 2021PF 2021PF Global Revenue Greater China Revenue North America Revenue 2021PF 2021PF 2021PF Global Revenue Growth Greater China Revenue Growth North America Revenue Growth vs 2020PF vs 2020PF vs 2020PF 2021PF-2025E CAGR 2021PF-2025E CAGR 2021PF-2025E CAGR Global Revenue Greater China Revenue North America Revenue Note: Lanvin Group completed the acquisition of Sergio Rossi in July 2021 and the PF revenue include Sergio Rossi 12 months contribution in 2020PF and 2021PF. 2025E Revenue include contributions from potential new investments. Section III 37

LANVIN GROUP'S CURRENT TRADING

Global Revenue (€mn) (1,2,3)
€189
31
158
+20%
Revenue Growth
€227
31
196
9M20 PF
9M21 PF
Actual
Additional Sergio Rossi Contribution

Global Adjusted EBITDA (€mn) (1,2,4)
9M20 PF
9M21 PF
(74)
(11)
€(85)
(52)
(6)
€(58)
-32%
Adj. EBITDA Change
Actual
Additional Sergio Rossi Contribution

Section III 38

(1,2,3) (1,2,4) 9M20 PF 9M21 PF €227 31 €189 (52) 31 (74) 196 (6) 158 €(58) (11) €(85) 9M20 PF 9M21 PF Actual Additional Sergio Rossi Contribution Actual Additional Sergio Rossi Contribution Note: (1) Lanvin Group completed the acquisition of Sergio Rossi in July 2021. 9M20 PF Revenue and adjusted EBITDA include Sergio Rossi 9 months contribution and 9M21 PF Revenue and adjusted EBITDA include Sergio Rossi 7 months contribution. (2) Historical figures presented were not audited under PCAOB standards. (3) Revenue on trend to reach 2021 budget, with a strong 4Q21 expected due to Christmas period and a natural seasonality skew towards more expensive winter clothing. (4) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Section III 38

LANVIN GROUP'S KEY FINANCIALS

Revenue Growth 2020PF-2025E (€mn)(4)
21-25 CAGR: +31%
€270
48
222
€333
57
31(1)
276
€473
57
416
€615
69
546
€808
96
712
€989
114
875
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution(2)
Potential New Investments(3)

Adjusted EBITDA Growth 2020PF-2025E (€mn)(4,5)
Adjusted EBITDA%
(48%)
(25%)
(15%)
(5%)
4%
9%
(116)
(14)
€(130)
(79)
(6)
€(85)
5
(77)
€(72)
9
(38)
€(29)
€30
19
11
€85
23
62
2020PF
2021PF
2022E
2023E
2024E
2025E
Additional Sergio Rossi Contribution(2)
Potential New Investments(3)

Section III 39

SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS s (4) (4,5) Adjusted (48%) (25%) (15%) (5%) 4% 9% EBITDA% 120 0 €85 23 €989 100 0 114 €30 62 €808 19 800 96 11 9 5 €615 (38) 600 69 (77) (79) €473 €(29) 57 875 (116) 400 €333 712 (1) 31 (6) €270 57 €(72) €(85) 546 48 200 416 276 (14) 222 €(130) 0 2020PF 2021PF 2022E 2023E 2024E 2025E 2020PF 2021PF 2022E 2023E 2024E 2025E (2) (3) (2) (3) Additional Sergio Rossi Contribution Potential New Investments Additional Sergio Rossi Contribution Potential New Investments Note: (1) Lanvin Group completed the acquisition of Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from January to July in 2021. (2) Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021. (3) 2022E - 2025E Revenue and EBITDA include contributions from potential new investments. (4) Historical figures presented were not audited under PCAOB standards. Section III 39 (5) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments.

LANVIN GROUP'S REVENUE EVOLUTION BY BRANDS

Revenue Growth Bridge 2021PF-2025E (€mn)
€333
€198
€109
€74
€115
€46
€114
€989
2021PF (1)
LANVIN
Wolford
sergio rossi
ST. JOHN
CARUSO
Potential New Investments
2025E

Section III 40

CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS €989 €114 €46 €115 €74 €109 €198 €333 (1) Potential New (1) 2021PF 2025E Investments Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. Section III 40

LANVIN GROUP'S GROWTH WILL BE LED BY ITS GEOGRAPHIC & DISTRIBUTION CHANNEL STRATEGY

Revenue Mix by Geography

2021PF(1)
Others
Greater China
5%
14%
€333M
48%
EMEA
North America
33%
2025E(2)
Others
Greater China
7%
28%
€989M
37%
EMEA
North America
28%

Revenue Mix by Channel

E-commerce
14%
34%
Retail
Wholesale
31%
€333M
10%
11%
Outlet
Others
E-commerce
18%
Wholesale
19%
€989M
48%
Retail
6%
9%
Others
Outlet

Section III 41

Others Others Greater Greater China 5% 7% China 14% EMEA 37% 28% EMEA 48% Greater China revenue is expected to increase North by 5 times as part of dual engine strategy 33% America 28% North America E-commerce E-commerce 14% 18% 34% Retail 48% Retail Wholesale Wholesale 19% 31% Increasing engagement with customers means lessening reliance on the wholesale segment 11% 6% 9% 10% Others Outlet Outlet Others Note: (1) 2021PF revenue includes Sergio Rossi 12 months contribution. (2) 2025E revenue includes contribution from potential new investments. Section III 41

LANVIN GROUP'S MARGIN EXPANSION

	2020PF Adj. EBITDA (1)	**+€45M** 2021PF Adj. EBITDA increase vs 2020PF	2021PF Adj. EBITDA (1)	**+€170M** 2025E Adj. EBITDA increase vs 2021PF	2025E Adj. EBITDA (2)
Revenue Growth		Revenue increase by **23%**		Revenue increase by ~**2x**	
Gross Margin Expansion		Pricing power & channel mix		Channel mix, product mix upgrade, price increase & supply chain optimization	
Operating Leverage		Cost efficiency & synergies within ecosystem		Positive leverage of unique platform including Milan creative lab and unified digital platform	

Section III 42

2021PF Adj. EBITDA increase vs 2020PF 2025E Adj. EBITDA increase vs 2021PF Revenue increase by 23% Revenue increase by ~2x Channel mix, product mix upgrade, Pricing power & channel mix price increase & supply chain optimization Positive leverage of unique Cost efficiency & synergies within platform including Milan creative ecosystem lab and unified digital platform Note: (1) 2020PF and 2021PF adjusted EBITDA include Sergio Rossi 12 months contribution. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Section III 42

(1) 410 270 333 473 615 808 989 Revenue -34% 23% 42% 30% 31% 22% Revenue Growth % (2) (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under PCAOB standards. (2) Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Section III 43

Section IV

TRANSACTION SUMMARY

TRANSACTION HIGHLIGHTS

$1.5bn Pro-forma Enterprise Value[1]	2.7x EV / FY22E Sales
$1.9bn Pro-forma Equity Value[1]	~65% Existing LG Shareholders Ownership
3.6 million Bonus Pool Shares [2]	

FINANCING DETAILS

$414m + $80m SPAC Size + FPA	$50m PIPE Size
$509m Primary Proceeds[3]	No Secondary Selldown

SOURCES & USES[4]

Sources	$m
Cash in Trust	414
Private Placement (PIPE)	50
FPA Holders	80
Existing shareholder rollover	1,250
Total Sources	**1,794**

Uses	$m
Existing shareholder rollover	1,250
Cash on Balance Sheet[5]	509
Estimated Transaction Expenses	35
Total Uses	**1,794**

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING[6]

FPA Investors
5% [8]
PIPE Investors
3%
SPAC Shareholders[7][2]
28%
Existing Shareholders
65% [2]

Pro Forma Ownership[6]	NOSH (m)	Value ($m)
Existing Shareholders (Incl. management ownership)[2]	123.9	1,239.2
SPAC Shareholders[2][7]	53.8	538.3
FPA Investors[8]	9.0	90.0
PIPE Investors	5.0	50.0
Total	**191.8**	**1,917.5**

Section IV 45

(4) TRANSACTION HIGHLIGHTS SOURCES & USES Sources $m Uses $m $1.5bn 2.7x Cash in Trust 414 (1) Existing shareholder rollover 1,250 Pro-forma Enterprise Value EV / FY22E Sales Private Placement (PIPE) 50 (5) Cash on Balance Sheet 509 FPA Holders 80 Estimated Transaction Expenses 35 Existing shareholder rollover 1,250 ~65% $1.9bn Existing LG Shareholders Total Sources 1,794 Total Uses 1,794 (1) Pro-forma Equity Value Ownership 3.6 million (6) ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING (2) Bonus Pool Shares PIPE Investors Roughly ~5.6% of pro forma ownership at closing is owned by management FPA Investors 3% through an ESOP program, providing alignment of incentives (8) A bonus pool of 3.6 million LG shares are to be made available 5% FINANCING DETAILS (2) exclusively to non-redeeming PCAC shareholders (6) Pro Forma Ownership NOSH (m) Value ($m) (2) $414m + $80m $50m Existing Shareholders (Incl. management ownership) 123.9 1,239.2 SPAC Size + FPA PIPE Size SPAC (2)(7) (7)(2) SPAC Shareholders 53.8 538.3 Shareholders 28% (8) FPA Investors 9.0 90.0 Existing Shareholders (2) 65% PIPE Investors 5.0 50.0 $509m No Secondary Selldown (3) Primary Proceeds Total 191.8 1,917.5 Notes: (1) Calculated from pre-money equity valuation of $1.25bn and assumes pro-forma net cash at listing of $434m, including ~$104m operating lease liabilities as of Sep-21 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 1.1603. (2) The bonus pool of 3.6 million shares are provided by PCAC's promoter shares and Fosun International Limited. (3) Primary proceeds refer to cash on balance sheet received from this DeSPAC transaction. (4) Sources and uses assumes no redemption of cash in trust from public shareholders. (5) To be used for M&A, branding and marketing, retail store expansion and general working capital. (6) Pro forma ownership excludes the impact of public and private warrants held by SPAC Holders, FPA investors and the SPAC sponsor. (7) Includes promote shares for the SPAC sponsor and independent directors of the SPAC. (8) Includes promote shares for FPA investors. Section IV 45

1 • Non-redeeming PCAC SPAC public shareholders to receive a pro-rata portion of a 3.6 million bonus pool of shares at closing • As redemptions increase, cost basis to non-redeeming PCAC public shareholders decreases, creating a tontine-style incentive structure Illustrative Cost Basis to Non-Redeeming Illustrative Redemption 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% PCAC Shareholders SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.0 24.8 20.7 16.6 $9.5 (+) Bonus Shares 3.6 3.6 3.6 3.6 3.6 3.6 3.6 Total Shares Issued to SPAC S/H 45.0 40.9 36.7 32.6 28.4 24.3 20.2 $9.20 SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.0 24.8 20.7 16.6 $9.0 (x) Illustrative $10.0 Purchase Price $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 $10.0 Cost of SPAC Non-Redeeming Shares ($mm) $414.0 $372.6 $331.2 $289.8 $248.4 $207.0 $165.6 (/) Total Shares to SPAC S/H 45.0 40.9 36.7 32.6 28.4 24.3 20.2 $8.5 Illustrative Cost Basis ($) $9.20 $9.12 $9.02 $8.90 $8.73 $8.52 $8.21 % Discount Rate 8.0% 8.8% 9.8% 11.0% 12.7% 14.8% 17.9% $8.21 2 Illustrative Implied TEV / 2022E Revenue 2.4x 2.4x 2.4x 2.3x 2.3x 2.2x 2.2x $8.0 2 Illustrative Implied TEV / 2023E Revenue 1.9x 1.8x 1.8x 1.8x 1.8x 1.7x 1.7x 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% Implied cost basis for non-redeeming PCAC Shareholders with 3.6 million bonus shares shared on a pro-rata basis Notes: (1) The bonus pool of 3.6 million shares are provided by PCAC's promoter shares and Fosun International Limited. (2) Implied TEV calculated by the shares outstanding, multiplied by illustrative cost basis, plus net debt. Note that Section IV 46 as redemptions increase, shares outstanding decrease and net debt increases. Illustrative Cost Basis to SPAC S/H

LANVIN GROUP REVENUE GROWTH OUTPACING INDUSTRY PEERS

OPERATION BENCHMARKING OF COMPARABLE COMPANIES

REVENUE CAGR

2021PF – 2025E
31.0%
LANVIN GROUP
2021E – 2024E(1)
9.8%
LVMH
10.0%
KERING
17.7%
MONCLER
11.7%
PRADA spa
9.3%
BURBERRY
10.5%
BRUNELLO CUCINELLI
8.2%
Salvatore Ferragamo
10.2%
Ermenegildo Zegna Group
8.4%
TOD'S GROUP
Median: 10.0%
2021E – 2024E
Median

Section IV 47

OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR (1) 2021PF – 2025E 2021E – 2024E 31.0% 17.7% 11.7% 10.5% 10.2% 10.0% 9.8% 9.3% Median: 10.0% 8.4% 8.2% 2021E – 2024E Median Source: FactSet and Bloomberg as of March 18, 2022. Notes: Comparable companies are ranked by market capitalization in descending order; all financials are calendarized to December 31. Projected financials for Lanvin Group (2021PF – 2025E) are based on management estimates and Section IV 47 2021PF Revenue includes Sergio Rossi 12 months contribution. (1) For comparable companies, forecast financials are available until 2024E.

VALUATION BENCHMARKING OF COMPARABLE COMPANIES

EV / 2022E SALES
With Bonus Shares(1)
At Deal(2)
2.4x
2.7x
4.8x
4.0x
5.9x
4.0x
2.3x
5.4x
2.5x
2.1x
1.9x
Median: 4.0x
LANVIN GROUP
LVMH
KERING
MONCLER
PRADA spa
BURBERRY
BRUNELLO CUCINELLI
Salvatore Ferragamo
Ermenegildo Zegna Group
TOD'S GROUP
2022E
2022E Median

EV / 2023E SALES
With Bonus Shares(1)
At Deal(2)
1.9x
2.1x
4.4x
3.7x
5.3x
3.6x
2.2x
4.9x
2.3x
1.9x
1.8x
Median: 3.6x
LANVIN GROUP
LVMH
KERING
MONCLER
PRADA spa
BURBERRY
BRUNELLO CUCINELLI
Salvatore Ferragamo
Ermenegildo Zegna Group
TOD'S GROUP
2023E
2023E Median

Section IV 48

EV / 2022E SALES 5.9x (1) (2) With Bonus Shares At Deal 5.4x 4.8x 4.0x 4.0x Median: 4.0x 2.7x 2.5x 2.4x 2.3x 2.1x 1.9x 2022E 2022E Median EV / 2023E SALES (1) (2) With Bonus Shares At Deal 5.3x 4.9x 4.4x 3.6x 3.7x Median: 3.6x 2.3x 2.2x 2.1x 1.9x 1.9x 1.8x 2023E 2023E Median Source: Zegna’s SEC filings and FactSet as of March 18, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rate of EUR / USD of 1.1603. Zegna’s enterprise value is calculated with reference to the unaudited pro forma combined balance sheet as of June 30, 2021 as disclosed in its latest SEC filings. All financials are calendarized to December 31. (1) Assumes no redemptions. Includes the impact of the bonus pool of 3.6mn shares provided by PCAC‘s promoter shares and Fosun International Ltd. The illustrative multiples are calculated with reference to illustrative implied TEV for non-redeeming PCAC SPAC shareholders at no redemptions. (2) Assumes no redemptions at the issue price of $10 per share. Excludes the impact of the bonus pool of 3.6mn shares. Section IV 48 Implied multiples at deal of Lanvin Group are based on pro forma enterprise value of $1.5bn.

• Board Member, Apollo Strategic Growth • Co-Founder, Rent the Runway• Founder, Nexus Management Group • Board Member, Shutterfly • Partner, Volition Capital• Board Member, Warner Music • Board Member, Rackspace • Board Member, Apollo SPAC• Board Member, Revlon • Board Member, Great Canadian Gaming • Board Member, Party City• Board Member, Man Group • Board Member, NHL Seattle • Board Member, Shutterfly• Board Member, Spring Studios • Chairman, Invest in Canada Appendix 50 50

LANVIN GROUP'S REVENUE EVOLUTION BY BRAND

Revenue (1), € in millions

LANVIN
(Acquired in 2018)
Retail +110.7M
32.7
66.0
26.5
30.0
54.2
44.7
16.6
26.0
264.0
FY2020
FY2021
LFL Retail Stores Growth
China New Retail Stores (2)
Global New Retail Stores (2)
Wholesale & Clearance
E-commerce
Cosmestics
FY2025

sergio rossi
(Acquired in 2021)
Retail +51.2M
47.9
56.7
17.5
20.3
13.4
10.4
9.4
2.8
130.6
FY2020
FY2021
LFL Retail Stores Growth
China New Retail Stores (2)
Global New Retail Stores (2)
Wholesale
E-commerce
Others
FY2025

Appendix 51

PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION (1) Revenue , € in millions 264.0 26.0 (Acquired in 2018) 16.6 44.7 54.2 30.0 26.5 66.0 32.7 (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale & Clearance E-commerce Cosmestics FY2025 130.6 2.8 (Acquired in 2021) 9.4 10.4 13.4 20.3 17.5 56.7 47.9 (2) (2) FY2020 FY2021 LFL Retail Stores Growth China New Retail Stores Global New Retail Stores Wholesale E-commerce Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 51

LANVIN GROUP'S REVENUE EVOLUTION BY BRAND

Revenue [1], € in millions

[Wolford]
(Acquired in 2018)

Retail +41.8M
97.1
111.5
13.8
21.4
6.6
3.1
11.0
52.7
220.1
FY2020
FY2021
LFL Retail Stores Growth
China New [2] Retail Stores
Global New [2] Retail Stores
Wholesale
E-commerce
The W
FY2025

ST. JOHN
(Acquired in 2017)

Retail +88.3M
66.5
74.5
41.7
31.5
15.1
4.9
20.6
1.4
189.7
FY2020
FY2021
LFL Retail Store Growth
China New [2] Retail Stores
Global New Retail Stores [2]
Wholesale
E-commerce
Others
FY2025

Appendix 52

PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION (1) Revenue , € in millions 220.1 52.7 (Acquired in 2018) 11.0 3.1 6.6 21.4 13.8 111.5 97.1 (2) (2) FY2020 FY2021 LFL Retail China New Global New Wholesale E-commerce The W FY2025 Stores Growth Retail Stores Retail Stores (Acquired in 2017) 20.6 1.4 189.7 4.9 15.1 31.5 41.7 74.5 66.5 (2) (2) FY2020 FY2021 LFL Retail China New Global New Retail Stores Wholesale E-commerce Others FY2025 Store Growth Retail Stores Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area. Appendix 52

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH

DOS of Luxury Fashion Groups

LANVIN GROUP
~469
(2025E)
Group A
(Luxury House)
1,513 (1)
(Sept 2021)
Group B
(Fashion & Leather Goods Business)
2,007 (1)
(Dec 2020)

China Stores of Luxury Fashion Brands

LANVIN
~30
(Greater China, 2025E)
Double DOS # in GC, compared to 2021
Brand A
~80 (1)
(Greater China, Dec 2020)
Brand B
~115 (1)
(Greater China, Jan 2022)

E-commerce Sales

LANVIN GROUP
~€178M
(2025E)
21-25 CAGR: +40%
% of Total Sales: 18%
Group A
(Luxury House)
~€1,291M (1)
(2020)
Personal Luxury Market
(E-commerce Sector)
~€107B (1)
(2025E)

Appendix 53

CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS Double DOS # in GC, compared to 2021 21-25 CAGR: +40% Lanvin % of Total Sales: 18% (1) (1) (1) Zegna (1) (1) (1) Gucci Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021 – 20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 53

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM FOR GROWTH

CONSERVATIVE CURRENT PROJECTIONS FOR LANVIN COSMETICS & WOLFORD ATHLEISURE BUSINESSES

Luxury Cosmetic Sales
LANVIN GROUP Cosmetics
~€26M (2025E)
100% contributed by LANVIN Cosmetics
Group A (Cosmetics Business)
~€263M (2020) (1)
Group B (Cosmetics Business)
~€5B (2020) (1)

Athleisure Companies Sales
W Line
~€59M (2025E)
Company A
~€4B (2021) (1)
Company B
~€39B (2021) (1)

Appendix 54

CONSERVATIVE CURRENT PROJECTIONS FOR LANVIN COSMETICS & WOLFORD ATHLEISURE BUSINESSES 100% contributed by (1) (1) (1) (1) Source: Company filings. Note: (1) Based on the latest available data on Luxury Cosmetics Sales and Athleisure Companies Sales. Appendix 54

USE OF PROCEEDS

FREE CASH FLOW POSITIVE IN 2023Q4

ILLUSTRATIVE USE OF PROCEEDS OF CAPITAL RAISE TO 2025

CapEx	Branding & Marketing	Working Capital	New Investments
$50M	$90M	$20M	$140M

Appendix 55

FREE CASH FLOW POSITIVE IN 2023Q4 ž $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 ž $140M will be allocated to new investments ž If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) CapEx Branding & Marketing Working Capital New Investments Appendix 55

The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us. • Escalating global trade tensions, wars and conflicts, and the adoption or expansion of economic sanctions or trade restrictions could negatively affect us. • The long-term growth of our business depends on the successful execution of our strategic initiatives. • Our business is heavily dependent on the ability and desire of consumers to shop. • Our inability to effectively execute our digital commerce strategy could materially adversely affect the reputation of our brands and our revenue and our operating results may be harmed. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the luxury consumer industry. • We may not be able to continue to develop and grow our businesses. • The success of our luxury fashion businesses depends on the value of our brands and, if the value of either of those brands were to diminish, our business could be adversely affected. • Our customer relationships and sales have been and may be negatively impacted if we do not anticipate and respond to consumer preferences and fashion trends or manage inventory levels appropriately. • Future economic conditions, including volatility in the financial and credit markets, may adversely affect our business. • We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial conditions. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • If our suppliers, licensees, or other business partners, or the suppliers used by our licensees fail to use legal and ethical business practices, our business could suffer. • Acquisitions may not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to certain laws, litigation, regulatory matters and ethical standards, and compliance or our failure to comply with or adequately address developments as they arise could adversely affect our reputation and operations. • We may lose key employees or may be unable to hire qualified employees. • We are exposed to fluctuations in currency exchange rates. • Changes in China’s economic, legal, political or social conditions or government policies could have a material adverse effect on our business and operations. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The fact that FFG and most of its operating subsidiaries are all private companies and substantially all of their operations are conducted outside of the United States limits Primavera’s access to all information that may be relevant to the Business Combination. This may result in a business combination that is not as profitable as investors expect. • Future resales of the LGHL Ordinary Shares issued to the Fosun International may cause the market price of LGHL’s securities to drop significantly, even if LGHL’s business is doing well. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its Ordinary Shares or satisfy other financial obligations. • LGHL’s Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL auditors for three consecutive years beginning in 2022. The delisting of LGHL’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. • Fluctuations in operating results, earnings announcements and other factors, including incidents involving FFG’s customers and negative media coverage, may result in significant decreases in the price of LGHL securities post-Business Combination. • LGHL will incur higher costs post-Business Combination as a result of being a public company. • Primavera (and post-Business Combination, LGHL) shareholders may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • LGHL may or may not pay cash dividends in the foreseeable future. • We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses or operations. • As a “foreign private issuer” under the rules and regulations of the SEC, LGHL is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers. • LGHL is an “emerging growth company,” and any decision on LGHL’s part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make its Ordinary Shares less attractive to investors. • Upon the consummation of the Business Combination, LGHL will be a “controlled company” within the meaning of NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. • LGHL’s controlling shareholder will have substantial influence over LGHL and its interests may not be aligned with the interests of LGHL’s other shareholders. • FFG has granted in the past, and LGHL will also grant in the future, share incentives, which may result in increased share-based compensation expenses. 56

Cautionary Notes This presentation ( Presentation ) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, FFG ) and Primavera Capital Acquisition Corporation ( PCAC ) and the related transactions (collectively, the Business Combination ) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of FFG and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of FFG or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in FFG and PCAC upon request and confirm such return or destruction of the materials in writing to FFG and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify FFG and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of FFG, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by FFG and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the SEC ) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, FFG or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither PCAC nor FFG has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of FFG or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of FFG and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our partners or partnerships with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as believe, may, will, estimate, continue, anticipate, intend, expect, should, would, plan, predict, potential, seem, seek, future, outlook, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of FFG and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FFG and PCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of PCAC or FFG is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to FFG; risks related to the performance of FFG's business; the effects of competition on FFG's business; the amount of redemption requests made by PCAC's stockholders; the ability of PCAC or FFG to issue equity or obtain financing in connection with the Proposed Business Combination or in the future; and those factors discussed in PCAC's final prospectus that forms a part of PCAC's Registration Statement on Form S-1 (File No. 333-251917), filed with the SEC pursuant to Rule 424(b)(4) on January 6, 2021 and declared effective by the SEC as of January 21, 2021 (the Prospectus ) under the heading Risk Factors, and other documents PCAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCAC nor FFG presently know, or that PCAC or FFG currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCAC's and FFG's expectations, plans, or forecasts of future events and views as of the date of this Presentation. PCAC and FFG anticipate that subsequent events and developments will cause PCAC's and FFG's assessments to change. However, while PCAC and FFG may elect to update these forward-looking statements at some point in the future, PCAC and FFG specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing PCAC's and FFG's assessments of any date subsequent to the date of this Presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains financial forecasts for FFG with respect to certain financial results for the Company's fiscal years 2021 through 2025. Neither PCAC nor FFG's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See Forward-Looking Statements above. Actual results will differ, and may differ materially, from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of FFG, PCAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the FFG and PCAC with the SEC with respect to the Proposed Business Combination. There are many risks that could affect the business and results of operations of FFG, many of which are beyond its control. If any of these risks or uncertainties occurs, FFG's business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect FFG's business, financial condition and/or operating results. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and FFG assume no obligation to update the information in this presentation. 57

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. FFG believes that these non- IFRS measures of financial results (including on a forward- looking basis) provide useful supplemental information to investors about FFG. FFG's management uses forward looking non-IFRS measures to evaluate FFG's projected financial and operating performance. FFG believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing FFG's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non- IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore FFG's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. FFG does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in FFG's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by FFG about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, FFG presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of FFG, and therefore remains subject to revision based on the board's review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PCAC intends to file with the SEC a proxy statement that will be distributed to holders of PCAC's ordinary shares in connection with PCAC's solicitation of proxies for the vote by PCAC's stockholders with respect to the Proposed Business Combination and other matters as described in the proxy statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, FFG AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC and FFG and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in its final prospectus dated January 21, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be in the proxy statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination when they become available. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PCAC to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a solicitation as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the Securities Act ), and will be offered as a private placement to a limited number of institutional accredited investors as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither FFG nor PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names FFG and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with FFG, PCAC or any of their affiliates, or an endorsement or sponsorship by or of FFG, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that FFG, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 58

Exhibit 99.3

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FGH:

Welcome to the Lanvin Group and Primavera Capital Acquisition Corporation’s investor presentation. I would like to remind everyone that the information discussed today is entirely qualified by the disclaimers in the investor presentation included on the Form 8-K filed today by Lanvin Group and Primavera Capital Acquisition Corporation, which may be accessed on the SEC website or at www.lanvin-group.com. The Form 8-K also includes a copy of our press release and the business combination agreement.

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Now please take a moment to review the disclaimers. During this presentation, the Company will be making certain forward looking statements including but not limited to projections or future performance, industry outlook, and the proposed business combination.

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Forward-looking statements are inherently subject to risks, uncertainties and other factors, and they are not guarantees of performance.

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For today’s presentation,

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I would like to introduce David Chan, Executive President of Lanvin Group; Shang Koo, CFO of Lanvin Group; and Max Chen, Chairman, CEO & CFO of Primavera Capital Acquisition Corporation, and Partner of Primavera Capital Group. With that, I would like to turn it over to David to start the presentation.

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David:

Thank you all for joining us today. I am David Chan, Executive President of Lanvin Group. I am delighted to be here with Max and Shang and share Lanvin Group’s business and growth opportunities.

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Lanvin Group was established by Fosun International Limited in 2017 to capitalize on the surging global demand for luxury fashion, especially in the North American and Asian markets. Fosun is one of the largest global consumer companies in Asia, recording 17.1 billion euros of revenue and 96.1 billion euros in total assets as of 2020.

Fosun has a proven track record of creating market-leading consumer companies.

In the past 10 years, Fosun has successfully listed multiple consumer companies such as Fosun Tourism Group, known as Foliday, Fosun Pharma and Yuyuan Tourist Mart. A perfect example of Fosun’s ability to revitalize heritage brands in Asia and globally, is the success it has seen with Club Med, the iconic French resort operator part of Fosun Tourism Group.

We are excited to partner with Primavera in creating the next champion in the line. With that, I would like to introduce you to Max Chen, Chairman & CEO & CFO of Primavera Capital Acquisition Corp, and Partner of Primavera.

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Max:

Thanks David. I am Max Chen, Chairman, CEO & CFO of Primavera Capital Acquisition Corporation, and a Partner of Primavera Capital. Primavera Capital is a global investment management firm founded in 2010. Our founder Dr. Fred Hu is a well-respected economist, banker and investor who has 30 years of investment and leadership experience.

Since day one, we have identified consumption upgrade as a top investment theme. Over the years we have built an impressive track record in the consumer sector, with success in some of the most high-profile landmark deals.

Since the listing of our SPAC over a year ago, we have been looking for an emerging leader in the consumer sector that has both an enduring global appeal and significant growth prospects in Asia. We are delighted to have found Lanvin Group as the perfect partner for our SPAC.

In Lanvin Group, we see a unique global business with a rich heritage and a differentiated strategy to build a luxury powerhouse in Asia and the world. Primavera and the entrepreneurial management team at Lanvin Group, share the vision of nurturing and reinvigorating world-class luxury brands to create substantial value for consumers, investors and business partners across the globe.

We are confident that our partnership will not only enhance Lanvin Group’s global competitive advantages, but also fulfil its full growth potential by developing new markets and cultivating a new generation of consumers.

We look forward to working together in the coming months and years to achieve our shared goals. Thank you very much.

With that I will turn it back to David.

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David:

Thank you Max.

Now, let’s talk about Lanvin Group.

Lanvin Group is a global luxury fashion group operating five prestigious brands across over 80 countries with approximately 1,200 point of sales and 300 plus retail stores. We employ around 3,600 employees across the world and have six vertically integrated manufacturing facilities.

We are a proven business with a robust balance sheet and strong cash flow, as well as strong capital backing from global institutional investors and strategic investors in the luxury fashion segment.

Our pro forma revenue is estimated at 333 million euros in 2021 and we expect to grow at a 31% CAGR through the next three years to 2025.

We have a significant runway of growth ahead.

We see the key drivers for growth coming from Asia Pacific and North America, which are two of the largest luxury fashion markets in the world. As you can see, currently, Greater China revenue represents only 14% of our global business. We expect that to double in terms of percentage to 28% by 2025. At the same time, most of our portfolio brands are from Europe and have had limited penetration in North America which we see as a huge opportunity.

We intend to exploit the untapped growth opportunities in the near-term, as well as setting the foundation for long-term success, with new store opening, e-commerce activation and product category expansion.

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Now, let’s talk about our unique global platform and the growth opportunities.

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The global luxury market has been steadily growing, and incredibly resilient, as shown by its performance through the pandemic. It has experienced growth of 6% a year for the past 20 years or so. Despite a dip in 2020, the luxury personal good market has rebounded the fastest, versus other luxury segments. According to an independent study, the global personal luxury goods market is expected to rebound at 8% per year, surpassing the historical growth rate.

China is set to be one of the major growth markets over the next few years. By 2025, the global luxury consumption market is expected to be a 380 billion euro market. Chinese luxury consumption is expected to grow at a 27% CAGR which will make it the largest luxury consumer market accounting for 45% of the overall market.

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Lanvin Group is exactly established to capitalize on these significant growth opportunities. Traditionally, most of the luxury fashion groups are from Europe and North America, as luxury fashion consumption has been driven by those markets over the past 20 to 30 years.

With significant growth set to come from Asia over the next five to 10 years, we have set up the first, and only, leading global luxury group in a unique position to address these untapped growth opportunities.

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We are a global luxury fashion company operating in over 80 countries. While Asia remains a key growth driver for us, we place an equal strategic emphasis on our global business, especially in Europe and North America where our portfolio brands originate.

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We operate a very distinctive portfolio of brands, covering diverse product categories and distribution channels. They don’t stand in competition with one another, but instead complement each other. They include the oldest Frech couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John Knits and high-end Italian menswear maker Caruso. I will talk more in detail in section two.

With over 390 years of combined history, these five brands constantly refresh their look and feel to remain relevant to the new generation of luxury consumers.

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We have also created a unique strategic alliance comprised of multibillion-dollar enterprise partners along the luxury fashion value chain. Each of them is a champion in their own respective field and share our vision to empower our portfolio brands.

ITOCHU is arguably the largest Japanese trading house especially in the fashion segment; K11 provides us extensive access to high-end lifestyle locations in Asia; Activation Group supports online and offline marketing solutions, including Lanvin’s Yu Garden fashion show in 2020; Baozun handles e-commerce for us and many other luxury fashion brands in China; Neo-Concept Group provides strong apparel R&D and manufacturing capabilities of sustainable textiles.

All of them are not only our strategic partners but our shareholders. They work closely with us on daily operations to accelerate the growth of our brands. We will continue to expand this strategic ecosystem.

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While we are a relatively young company, we are very excited about our strong performance in the past couple of years.

If you look at the first nine months of 2021, Lanvin the brand delivered 107% growth in global revenue compared to the same period in 2020. It significantly outperformed its global peers. Lanvin’s growth is not only driven by the Asian markets, but also globally, especially the North American market. In 2021,Lanvin’s North American revenue increased 283% year on year while revenue grew by 144% in Greater China .

On a group level, we delivered growth of 116% in the Greater China market, again significantly outperforming our peers.

Globally, our revenue achieved 36% year-on-year growth.

Our digital offering and retail footprint are certainly two of our major focuses in the long run, and we have already seen encouraging results in recent years. For example, Lanvin’s global e-commerce revenue increased by 5.7 times compared to the previous year.

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With a strong foundation of creative talent and brand equity in Europe, we have identified key areas where we can capitalize on the high growth opportunities that exist globally, while setting the stage for long-term success.

Product is obviously key to our business.

We have spent a lot of time in the past few years developing on-trend products for our customers and expanding into new categories for our brands.

For example, when we first acquired Lanvin in 2018, it was predominantly a ready to wear brand. So we spent a lot of effort expanding into leather goods and sneakers. We also continue to explore other high-growth categories such as accessories and cosmetics. By expanding into new categories we are able to tap into an even broader audience and nurture the next generation of loyal customers, who are younger and more willing to spend on high-quality, trendy luxury goods.

The same story goes for Wolford. With a deep history, DNA and know-how in fabrics, Wolford is well placed to produce and manufacture best-in-class Athleisure and activewear.

As for the brands’ retail footprints, there is still significant room for expansion, not only in the home countries, but also in North America and Asia. By 2025 we intend to open around 200 new stores across the world.

We strive to create an omnichannel experience for our customers, where e-commerce plays a crucial role in our growth in North American and Asian markets. It is all about getting into the right online channels and bringing these services and e-commerce capabilities inhouse to maximize our reach.

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In addition to organic growth initiatives, we will continue to invest in high-quality assets that complement our luxury fashion ecosystem and brands that can benefit from our operational value-add and global expansion strategies.

In 2017 and 2018 we made two acquisitions a year, and then we spent about two years really focusing on operations and revamping the products and strategies.

We’ve seen proven results in 2020 and 2021, despite the impact of COVID-19, which gave us the confidence to make another acquisition, which is Sergio Rossi.

We are not a private equity fund. We don’t have to make acquisitions every year. We are very active when we see the right fit and right strategy for acquisition targets. We already identified two potential investment targets, and part of our proceeds will be used for acquisitions.

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In terms of the team. We have a very diverse team of management in Europe, North America and Asia. While the Group itself is young, the management team is composed of fashion industry veterans with decades of experience in the luxury fashion industry. They have the international knowledge and insights to drive the brand successfully across all target markets and business channels.

Also we are joined by well-regarded and bold creative talents like Bruno, Evangelie and Aldo, who will help us reinforce the brands’ DNA and take the brands’ heritage to the next stage.

Although these veterans came from traditional luxury houses and different brands, all of them share our vision to build a new global luxury group and they are all excited about the future. This speaks volumes about the attractiveness and potential of our portfolio, as well as our innovative management structure and disruptive initiatives.

We are very proud of the innovative management structure that we have created. It allows us to recognize the different drivers and growth levers in the established North American and European markets and the fast-growing Asian markets. Management teams across the world are given the autonomy to make bold and swift decisions to capitalize on opportunities in their local markets and still benefit from the strength of our global platform.

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On the creative side, we have also created an interface that complements our brands’ in-house design studios with creative talent platforms in both Europe and Asia. The Milan Creative Lab and Bond on Bund are exactly set up to consolidate and facilitate creativity, ultimately to be able to react faster to the surging market demand.

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We never forget that luxury is really about the highest quality of craftsmanship and know how. Perfection is at the core of what we do.

Across the portfolio we have six vertically integrated manufacturing facilities in Europe and North America, covering the manufacturing of luxury shoes, skinwear, knitwear, menswear and jewellery. There are significant synergies that we can leverage to power the growth across the portfolio.

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Sustainability is a key pillar of Lanvin Group’s growth strategy.

Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth.

We aim to develop the business in step with sustainable policies on environmental and social issues, and we are committed to a process of continual improvement on these important matters.

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We believe Lanvin Group presents a very interesting investment opportunity because we offer investors the opportunities to participate in a global, mature, stable business with the high growth potential of a start-up.

The luxury fashion market is stable and resilient; in fact it’s one of the oldest industries in the world, and we have identified significant untapped growth opportunities in the near term, driven primarily by the North America and Asia market.

We are young, yet already have a proven track record and a clear, actionable roadmap to long-term profitability.

We are at an inflexion point and only scratching the surface of our growth potential.

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Now let’s talk about our portfolio of iconic heritage brands.

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Lanvin is the oldest operating French couture house founded in 1889. It is a multi-gender luxury house, covering a wide range of products, including ready to wear, footwear, accessories, leather goods, and fragrances, among others. It has one of the most valuable luxury heritage archives and has been synonymous with classic Parisian elegance. Lanvin also holds one of the 16 board memberships of the Federation of Haute Couture and Fashion, the pinnacle association for the French fashion industry.

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Wolford is the largest luxury skinwear brand in the world, founded in 1950 in Austria. In 1954, the company wrote fashion history with the first pair of seamless nylon stockings. The brand is best known for its diverse legwear and bodywear, curated with the highest level of craftsmanship and sustainable and ethical production standards. The brand has also successfully diversified into the fast-growing athleisure and activewear category.

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Sergio Rossi is an Italian luxury shoemaker founded in 1951. The brand’s DNA is built around quality, craftsmanship, authenticity and Italian heritage. It has expanded its offering into the men’s footwear category. Sergio Rossi has a beautiful factory in San Mauro Pascoli with 200+ talented artisans and employees.

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St. John is an iconic American womenswear brand founded in 1962, best known for its simple, versatile knitwear. The brand has a unique American heritage, beloved by some of the most famous people in history for its timeless elegance and craftsmanship.

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Caruso is a high-end Italian menswear maker founded by the legendary tailor Raffaele Caruso in 1958. Over the years, the brand has evolved from a project manufacturer into a luxury lifestyle brand, expanding its made-in-Italy tailoring to more casual, elegant menswear. Now, Shang our CFO will quickly walk you through the financials.

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Shang:

Thank you David. My name is Shang Koo, I am the CFO of Lanvin Group.

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First, a brief summary of our key numbers in 2021. Our 2021 pro-forma revenue, including the full year contribution for Sergio Rossi was 333 million euros, up 23% from 2020. Of this, 14% or 46 million euros came from Greater China while 109 million came from North America. House Lanvin was the biggest growth contributor, more than doubling its revenue and nearly quadrupling its scale in North America.

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In terms of profitability, 2021 was a critical year for us as we hit the inflexion point for contribution margin, which turned positive. By contribution margin I mean gross profit minus our store level selling expenses and brand HQ level marketing expenses. What is left is the fixed cost at HQ level. With positive and improving contribution margins, we can be confident in investing to scale our business to profitability, which based on our analysis is around 600 million euro level. We expect to reach profitability by 2024.

By 2025, we expect our existing brands to reach 875 million euros in revenue, with another 114 million coming from a new acquisition. Overall, we expect our revenues to triple to 989 million euros from 2021 to 2025.

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Of this growth, House Lanvin and Wolford will be our major contributors. At the end of 2021, House Lanvin only had 27 retail and outlet locations, so we’re just getting started in our expansion. We believe both of these brands have the potential to scale to 1 billion euros.

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As we scale our business, we expect significant margin expansion from both efficiencies in gross margin as well as operating leverage. Gross margin will benefit from continued category expansion to leather goods and shoes, as well as growth of our retail and e-commerce channels. At the same time, our selling expenses as a % of our revenue will decrease significantly in 2023 and 2024 as our new store openings in the next 2 years reach their full potential. We saw amazing performance from our new stores in 2021, and are confident that our new locations can scale to individual store profitability within 6 to 12 months.

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And now, I will turn it back over to David for the transaction overview.

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David:

Thank you Shang.

This transaction values Lanvin Group at a pro forma enterprise value of US$1.5 billion, with a combined pro forma equity value of approximately up to US$1.9 billion. This equates to approximately 2.7x FY22 Sales.

As part of the transaction, all of Lanvin Group’s existing shareholders will roll 100% of their shares in Lanvin Group into the combined company and will retain approximately 65% ownership.

Lanvin Group will receive gross proceeds of up to US$544 million, including up to US$414 million of cash currently held in the SPAC’s trust account, a fully committed PIPE and forward purchase equity financing of US$130 million.

Today marks an exciting milestone in Lanvin Group’s growth journey. We are excited to partner with Primavera. In recent years, we have invested in prestigious heritage brands and also created a strategic alliance of industry-leading companies as partners and co-investors.

We have a strong foundation of creative talent and brand equity in Europe, with a unique position to capture significant untapped growth opportunities in the near term and to achieve long-term success in the world’s largest luxury markets—North America and Asia.

We plan to accelerate the growth of our portfolio through a combination of organic development and further disciplined acquisitions, building a global portfolio of iconic luxury fashion brands that appeal to a broad customer base.

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On behalf of the entire management team, thank you for listening to this presentation and we are truly excited about what lies ahead. Thank you.